Form 20-F
period 2002-12-31
FIRST POINT MINERALS CORP
filed 2004-03-01
CIK 1177439

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F/A

     __  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

          OF THE SECURITIES EXCHANGE ACT OF 1934

OR

    X   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

         OF THE SECURITIES EXCHANGE ACT OF 1934

    For the Fiscal Year Ended ____December 31, 2002______

OR

    __  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

         THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from __________ to ________

Commission file number: 0-49918

FIRST POINT MINERALS CORP.

(Exact name of Registrant as specified in its charter)

Alberta, Canada

(Jurisdiction of incorporation or organization)

1112 West Pender Street, #906, Vancouver, British Columbia  V6E 2S1

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 22,839,954

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes XXX No ___

Indicate by check mark which financial statement item the registrant has elected to follow:      Item 17 XXX   Item 18 __

Index to Exhibits on Page 71

FIRST POINT MINERAL CORP.

ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2002

TABLE OF CONTENTS

PART I

PART II

Item 13.	Default, Dividend Arrearages and Delinquencies. . . . .	68
Item 14.	Material Modifications to the Rights of Security Holders and the Use of Proceeds. . . . . . . . . . .	68
Item 15.	Reserved	68
Item 16.	Reserved	68

PART III

Item 17.	Financial Statements. . . . . . . . . . . . . . . . . .	69
Item 18.	Financial Statements. . . . . . . . . . . . . . . . . .	69
Item 19.	Exhibits. . . . . . . . . . . . . . . . . . . . . . . .	70

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists as of 11/30/2003 the names of the Directors of the Company.

Table No. 1

Directors

______________________________________________________________________________

Name	Age	Date First Elected/ Appointed
Peter M.D. Bradshaw (2) (3) (5)	65	July 1996
Roderick W. Kirkham (1) (2) (3) (5)	42	February 1995
Patrick J. Mars (1) (2) (4) (5)	63	October 2001
William H. Myckatyn (1) (2) (3) (5)	53	February 1999
Robert A. Watts (2) (3) (5)	67	July 1996

(1)  Member of Audit Committee.

(2)  Member of Corporate Governance Committee.

(3)  Resident/Citizen of British Columbia, Canada.

(4)  Resident/Citizen of Ontario, Canada.

(5)  Address: c/o First Point Mineral Corp.

                  1112 Pender Street #906

                  Vancouver, BC  Canada  V6E 2S1

______________________________________________________________________________

1.A.2.  Senior Management

Table No. 2 lists, as of 11/30/2003, the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.  All addresses are care/of the Company: 1112 Pender St. #906, Vancouver, BC, Canada V6E 2S1.

Table No. 2

Senior Management

______________________________________________________________________________

Name	Position	Age	Date of First Appointment

Peter M.D. Bradshaw	President/CEO	65	July 1996
Ronald M. Britten	VP Exploration	52	July 1996
J. Christopher Mitchell	Chief Financial Officer And Corporate Secretary	62	July 2003

______________________________________________________________________________

Peter M.D. Bradshaw’s business functions, as President/CEO and Chairman of the Company, include overall management of the Company including setting policy/procedures and the annual budget, control and approval of major expenditures, negotiation of major contracts/agreements with third parties, supervision of staff including performance reviews and related matters, and reporting to the Board of Directors.

Ronald M. Britten’s business functions, as VP Exploration, include: management of the Company’s exploration projects including technical direction, supervision of staff and budget control.  He also is responsible for identifying new exploration opportunities and, following agreement with the President/CEO, acquiring new mineral exploration properties of merit.

J. Christopher Mitchell’s business functions, as Chief Financial Officer, include: financial administration; accounting and financial statements; liaison with auditors, accountants, and financial community/shareholders; and preparation, payment and organization of the expenses/taxes/activities of the Company. His business functions, as Corporate Secretary, include: insuring the Company’s compliance with all statutory and regulatory requirements.

1.B.  Advisors  --- No Disclosure Necessary ---

1.C.  Auditors

The Company’s auditors for its financial statements for each of the preceding two years is DeVisser Gray, Chartered Accountants, 905 West Pender Street, #401, Vancouver, British Columbia, Canada  V6C 1L6.  They are members of the British Columbia Institute of Chartered Accountants.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

 --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2002, Fiscal 2001 and Fiscal 2000 ended December 31st was derived from the financial statements of the Company which have been audited by DeVisser Gray, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Annual Report.  The selected financial data set forth for Fiscal 1999 and Fiscal 1998 ended December 31st are derived from the Company's audited financial statements, not included herein.

The selected financial data as at and for the nine-month periods ended 9/30/2003 and 9/30/2002 have been derived from the unaudited financial statements of the Company, included herein and, in the opinion of management include all adjustments (consisting solely of normally recurring adjustments) necessary to present fairly the information set forth therein.

The selected financial data should be read in conjunction with the consolidated financial statements and other financial information included elsewhere in the Annual Report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and business expansion.

Table No. 3 is derived from the consolidated financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and US Generally Accepted Auditing Standards (GAAS), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in footnotes to the consolidated financial statements.

Table No. 3

Selected Financial Data

(CDN$ in 000, except per share data)

______________________________________________________      _______________________

Unaudited		Audited
	Nine	Nine	Year	Year	Year	Year	Year
	Months	Months	Ended	Ended	Ended	Ended	Ended
	Ended 9/30/03	Ended 9/30/02	12/31/02	12/31/01	12/31/00	12/31/99	12/31/98
Sales Revenue	$0	$0	$0	$0	$0	$0	$0
Net Loss	($414)	($319)	($581)	($245)	($497)	($396)	($1,223)
Basic Loss Per Share	($0.01)	($0.01)	($0.03)	($0.02)	($0.04)	($0.04)	($0.14)
Dividends	$0	$0	$0	$0	$0	$0	$0
Wtg. Avg. Shares	23,501	19,537	19,537	15,059	12,627	10,310	9,187
Period-end Shares	23,643	22,241	22,839	16,833	14,276	10,608	10,060

Working Capital	$329	$1,405	$1,022	$127	$307	$215	$487
Mineral Properties	$3,251	$2,566	$2,738	$2,316	$1,873	$1,454	$1,096
Long-Term Debt	$0	$0	$0	$0	$0	$0	$0
Shareholder’s Equity	$3,672	$4,052	$3,850	$2,526	$2,268	$1,709	$1,647
Total Assets	$3,756	$4,052	$3,857	$2,627	$2,341	$1,735	$1,661

US GAAP Net Loss	N/A	N/A	($1,004)	($687)	($916)	($755)	N/A
US GAAP Loss Per Share	N/A	N/A	($0.05)	($0.05)	($0.08)	($0.09)	N/A
US GAAP Avg. Shares	N/A	N/A	19,537	15,059	12,627	10,310	N/A
US GAAP Mineral Prop.	N/A	N/A	$0	$0	$0	$0	N/A
US GAAP Equity	N/A	N/A	$1,112	$1,486	$210	$394	N/A
US GAAP Total Assets	N/A	N/A	$1,119	$1,490	$311	$468	N/A

(1)  Cumulative Net Loss since incorporation under US GAAP has been ($6,903,538).

(2)  a) Under U.S. GAAP, options granted to non-employees as compensation for services provided are fair valued and an expense recorded.

     b) Under SEC interpretation of US GAAP, all costs related to exploration-

        stage properties are expensed in the period incurred.

(3)  Under US GAAP, contingently cancelable common shares would be excluded from the calculation of weighted average number of shares used to determine Loss Per Share.

___________________________________       _________________  _______________________

3.A.3.  Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal years ended December 31st, the average rates for the period, and the range of high and low rates for the period.  The data for the Nine Months Ended 9/30/2003 and 9/30/2002 is provided.  The data for each month during the previous six months is also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

	Average	High	Low	Close

November 2003	$1.31	$1.34	$1.30	$1.30
October 2003	1.32	1.35	1.30	1.32
September 2003	1.36	1.39	1.35	1.35
August 2003	1.40	1.41	1.38	1.39
July 2003	1.38	1.41	1.34	1.41
June 2003	1.35	1.38	1.33	1.36

Three Months Ended 9/30/03	$1.38	$1.41	$1.34	$1.35
Three Months Ended 6/30/03	1.39	1.48	1.33	1.36
Three Months Ended 3/31/03	1.50	1.58	1.47	1.47
Three Months Ended 12/31/02	1.57	1.59	1.55	1.58
Three Months Ended 9/30/02	1.58	1.60	1.51	1.59
Three Months Ended 6/30/02	1.54	1.60	1.51	1.52
Three Months Ended 3/31/02	1.60	1.61	1.58	1.60
Three Months Ended 12/31/01	1.58	1.60	1.56	1.59
Three Months Ended 9/30/01	1.55	1.58	1.51	1.58
Three Months Ended 6/30/01	1.54	1.58	1.51	1.52

Fiscal Year Ended 12/31/02	$1.57	$1.61	$1.51	$1.52
Fiscal Year Ended 12/31/01	$1.55	$1.60	$1.49	$1.59
Fiscal Year Ended 12/31/00	$1.50	$1.56	$1.44	$1.50
Fiscal Year Ended 12/31/99	$1.49	$1.53	$1.44	$1.44
Fiscal Year Ended 12.31/98	$1.49	$1.57	$1.41	$1.54

______________________________________________________________________________

The Exchange Rate was $1.30 November 30, 2003.

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 11/30/2003.

Table No. 5

Capitalization and Indebtedness

November 30, 2003

______________________________________________________________________________

Shareholder’s Equity
Common Shares, no par value
Unlimited number of shares authorized;
24,407,954 shares issued and outstanding	$8,480,946

Retained Earnings (deficit)	($4,706,983)

Net Stockholders’ Equity	$3,773,963

TOTAL CAPITALIZATION	$3,857,186

Stock Options Outstanding:	2,324,000
Share Purchase Warrants Outstanding	2,512,987
Long Term Debt:	$nil
Guaranteed Debt:	$nil
Unguaranted Debt:	$nil
Secured Debt:	$nil
Unsecured Debt:	$nil

______________________________________________________________________________

3.C.  Reasons For The Offer And Use Of Proceeds

      --- No Disclosure Necessary ---

3.D.  Risk Factors

Risks Associated with Mining

The Company has no known reserves on its properties.

Despite exploration work on its mineral claims, no known bodies of commercial ore or economic deposits have been established on any of the Company’s mineral properties.  In addition, the Company is in its early stages of exploration and substantial additional work will be required in order to determine if any economic deposits occur on the Company’s properties. Even in the event commercial quantities of minerals are discovered, the mining properties might not be brought into a state of commercial production. Finding mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved.  The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices.  Most of these factors are beyond the control of the entity conducting such mineral exploration. The Company is an exploration stage company with no history of pre-tax profit.  There can be no assurance that the Company’s operations will be profitable in the future.

The Company has not surveyed any of its properties

The Company has only done a preliminary legal survey of the boundaries of any of these properties, and therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt. The Company has not obtained formal title reports on any of its properties and title may be in doubt.  If title is disputed, the Company will have to defend its ownership through the courts.  In the event of an adverse judgment, the Company would lose its property rights.

Mineral Operations are subject to government regulations

Mining operations are subject to a wide range of government regulations such as restrictions on production, price controls, tax increases, expropriation of property, environmental protection, protection of agricultural territory or changes in conditions under which minerals may be marketed. Mining operations may also be affected by claims of native peoples, any of which could have the effect of reducing or preventing the Company from exploiting any possible mineral reserves on its properties.

Mineral operations are subject to market forces outside of the Company’s control

The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing. These factors include market fluctuations, government regulations relating to prices, taxes royalties, allowable production, import, exports and supply and demand.  One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of the operation and threaten its continuation.

The mining industry is highly competitive

The Company will be required to compete in the future directly with other corporations that may have greater resources.  Such corporations could outbid the Company for potential projects or produce minerals at lower costs.

Mining and Mineral Exploration has substantial operational risks.

The Company may become subject to liability for cave-ins and other hazards of mineral exploration against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons.  Payment of such liabilities would reduce funds available for acquisition or exploration of mineral prospects and would have a material adverse effect on the Company's financial position.

Financing Risks

The Company is likely to require additional financing

The Company, while engaged in the business of exploiting mineral properties, has sufficient funds to undertake its planned current exploration projects.  If the Company’s exploration programs are successful, additional financing will be required to develop the mineral properties identified and to place them into commercial production.  The exploration of the Company’s mineral properties is, therefore, dependent upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means. Such sources of financing may not be available on acceptable terms, if at all.  Failure to obtain such financing may result in delay or indefinite postponement of exploration work on the Company’s mineral properties, as well as the possible loss of such properties.

Currency Fluctuation

While engaged in the business of exploiting mineral properties, the Company’s operations outside of Canada make it subject to foreign currency fluctuation and such fluctuations may have adversely affected the Company’s financial positions and results.  Management may not take any steps to address foreign currency fluctuations that will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

The Company Operates in Developing Countries

The Company currently has three properties, the Cacamuya and Cedros, located in Honduras, and the Rio Luna property in Nicaragua. Honduras and Nicaragua are developing nations with a less developed economy and infrastructure and are located in Central America, an area of some historical political instability. By operating in developing nations, the Company is exposed to additional risks, including economic and political risks which could result in the Company losing access to its properties and/or being unable to raise additional capital in order to explore its properties. If the Company is unable to adequately explore its Central American properties, it would have a material adverse effect on the financial and operating position of the Company.

Dependence Upon Key Management Employees

While engaged in the business of exploiting mineral properties, the nature of the Company’s business, its ability to continue its exploration of potential projects, and to develop a competitive edge in the marketplace, depended, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense, and the Company may not be able to attract and retain such personnel.  The Company’s growth has depended, and in the future will continue to depend, on the efforts of its key management employees.  Loss of any of these people would have a material adverse effect on the Company.  The Company has no contracts with its key employees or key-man life insurance.

Conflicts of Interest.

Certain of the directors and officers of the Company are also directors and/or officers and/or shareholders of other natural resource companies.  While the Company was engaged in the business of exploiting mineral properties, such associations may have given rise to conflicts of interest from time to time.  The Directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter.  In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

Risks Relating to an Investment in the Securities of the Company

Stock Market Price and Volume Volatility.

The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (ie, mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry.  In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change of demand for the mineral and an attendant change in the price for the mineral.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.  In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the shares of the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.  Further, despite the existence of a market for trading the Company’s common shares in Canada, stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock.

Dilution Through Employee/Director/Consultant Options.

Because the success of the Company is highly dependent upon its respective employees, the Company may in the future grant to some or all of its key employees, directors and consultants options to purchase shares of its Common Stock as non-cash incentives.  Those options may be granted at exercise prices below those for the Common Stock prevailing in the public trading market at the time or may be granted at exercise prices equal to market prices at times when the public market is depressed.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.

Control by Principal Stockholders, Officers and Directors Could Adversely Affect the Company’s Stockholders.

The Company’s officers, directors and greater-than-five-percent stockholders (and their affiliates), acting together, have the ability to control substantially all matters submitted to the Company’s stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company’s assets) and to control the Company’s management and affairs.  Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could materially adversely affect the market price of the Company’s stock.

History of Net Losses.

The Company has had a history of losses and there is no assurance that it can reach profitability in the future.  The Company will require significant additional funding to meet its business objectives.  Capital will need to be available to help maintain and to expand exploration on the Company’s principal exploration property.  The Company may not be able to obtain additional financing on reasonable terms, or at all.  If equity financing is required, as expected, then such financings could result in significant dilution to existing shareholders.  If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration efforts and/or lose control of its projects. The Company has historically obtained the preponderance of its financing through the issuance of equity, there is no limit to the number of authorized common shares, and the Company has no current plans to obtain financing through means other than equity financing.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against the Company.  The Company is a corporation incorporated in the province of Alberta under the Alberta Corporation Act. A majority of the Company’s directors and officers are residents of Canada and substantially all of the Company’s assets and its subsidiaries are located outside of the United States.  Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Broker-Dealers May Be Discouraged From Effecting Transactions In Our Common Shares Because They Are Considered Penny Stocks And Are Subject To The Penny Stock Rules

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock".  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History of the Company

Introduction

First Point Minerals Corp. and its subsidiaries hereinafter are referred to as the "Company".

The Company is in the exploration stage with mineral properties in Central America. The principal business of the Company is the acquisition and exploration of natural resource mineral properties.  At present, the Company holds mineral property interests in Honduras and Nicaragua. No mineral reserves have as yet been found on any of the Company’s properties, and its current operations are limited to the exploratory search for mineable deposits of minerals.

The Company’s executive office is located at:

 1112 West Pender Street, Suite 906

 Vancouver, British Columbia, Canada  V6E 2S1

 Telephone: (604) 681-8600

 Facsimile: (604) 681-8799.

 e-mail: firstpoint@firstpointminerals.com

 website: www.firstpointminerals.com

The Company’s registered office is located at:

 4500 Bankers Hall East, 855 – 2nd Street SW,

 Calgary, Alberta, T2P 4K7.

The contact person is:

  Peter M.D. Bradshaw, President/CEO/Director.

The Company's fiscal year ends December 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "FPX".

The Company has an unlimited number of no par common shares authorized and an unlimited number of first and second preferred shares without par value authorized.  At 12/31/2002, the end of the Company's most recent fiscal year, there were 22,839,954 common shares issued and outstanding.  At 11/30/2003, there were 24,407,954 common shares issued/outstanding.

The Company’s properties are without a known body of commercial ore and all proposed programs are an exploratory search for ore.

Refer to the Glossary of Terms following ITEM #19.

History

The Company was incorporated on 2/2/1995 as “First Point Capital Corp.” under the laws of the Province of Alberta as a Junior Capital Pool (“JCP”) and commenced business in June 1996.  The name was changed to “First Point Minerals Corp.” on 1/10/1997.  The Company is extra-provincially registered in the Province of British Columbia and is a reporting issuer in the Provinces of British Columbia, Alberta, and Ontario.

The Company completed its “major transaction” in December 1996.  This “major transaction” satisfied Alberta and CDNX regulations regarding becoming an active company.  The transaction involved the acquisition of three mineral properties, all in Canada. The properties acquired were all with non-affiliated, arms length parties. The three original properties were:

Rock Creek, British Columbia, a gold exploration property located 20 kilometers east of the town of Osoyoos. The Company could earn a 50% interest by spending $75,000 on exploration over 6 years and paying the vendors $110,000, in cash or shares at the Company’s option, over three years. After conducting preliminary exploration and a small drill program with disappointing results, the Company abandoned the option. A total of $10,000 was paid to the vendors.

Mad Property, British Columbia, a gold exploration property located 25 kilometers north of the town of Lillooet. The Company could earn a 100% interest in the property by spending $125,000 on exploration and issuing 260,000 common shares of First Point before December 31, 1997. After conducting preliminary exploration and a small drill program with disappointing results, the property was returned to the vendor. No consideration was paid to the vendor.

South Red Lake, Ontario, a gold exploration property located 10 kilometers south of the town of Red Lake. The Company could earn a 50% interest in the property by paying the vendor $356,000 before December 31, 2003. A small exploration program consisting of geological mapping, stream sediment and soil sampling was completed in 1997. As results were disappointing, the property was returned to the vendor. No consideration was paid to the vendor.

Financings

The Company has financed its operations through funds raised in public/private placements of common shares, the exercise of stock options and share purchase warrants, stock-for-debt arrangements, and shares for property.  The following table itemizes the share issuances that have occurred from 1998 through 11/30/03:

_________________________________________________________________

Fiscal Year	Nature of Share Issuance	Number of Shares	Capital Raised
1998	Private Placements	1,700,000 units	$850,000
	Mineral Property	45,000 shares	22,500
1999	Private Placements	462,500 units	$228,811
	Finder’s Fee	10,000 shares	6,500
	Mineral Properties	85,000 shares	42,500
2000	Mineral Properties	10,000 shares	$5,000
	Short-Form Offering	1,800,000 units	575,180
	Private Placements	1,858,889 units	655,643
2001	Shares for Debt	331,250 shares	$66,250
	Mineral Properties	100,000 units	20,000
	Private Placements	2,215,500 units	430,110
2002	Private Placements	3,988,475 units	$1,066,542
	Exercise of Warrants	1,873,340 shares	872,756
	Exercise of Options	45,000 shares	9,000
	Mineral Property	100,000 shares	55,000
2003	Private Placements	178,000 shares	$74,760
	Exercise of Warrants	1,325,000 shares	370,450
	Exercise of Options	50,000 shares	16,000
	Mineral Property	15,000 shares	4,575

_________________________________________________________________

Capital Expenditures

1998:   $904,056 for mineral property acquisition/exploration

1999:   $435,542 for mineral property acquisition/exploration

2000:   $661,675 for mineral property acquisition/exploration

2001:   $422,596 for mineral property acquisition/exploration

2002:   $598,712 for mineral property acquisition/exploration

2003 (through 11/30):

$512,173 for min. prop. acq’n/expl’n

4.B.  BUSINESS OVERVIEW

Description and General Discussion

The primary focus of the Company is exploration for gold and silver in Central America.  First Point's key projects are the Cacamuyá gold-silver property in Honduras and the Rio Luna gold-silver property in Nicaragua. Also, the Company is exploring the Cedros silver-zinc-lead property in Honduras; First Point also has entered into a joint venture with BHP Billiton World Exploration Inc. (“BHP Billiton”) whereby both parties contribute on a 50/50 basis to a US $200,000 exploration program in Honduras, Nicaragua and El Salvador, seeking primarily porphyry copper-gold mineralization.  The Company is also exploring for gold in Peru.

Three-Year History

Year Ending December 31, 2000

During the year, the Company abandoned its interest in the Amador, Water Canyon and Big Springs properties in the USA and its interest in the Devok property in Indonesia.  The Company wrote-off its deferred exploration expenditures accumulated on these properties as results from all four of these properties did not warrant further work.  The Company also terminated its agreement with Minera Sasha S.A. de C.V., a Mexican Corporation, to conduct mineral exploration in certain parts of Mexico because the results from the evaluation of the data base acquired from Minera Sasha were not sufficiently encouraging.

Year Ended December 31, 2001

In March 2001, the Company was granted an option to earn the remaining 40% interest in the Cacamuyá Property in Honduras; refer to ITEM #4.D.a. for a more detailed discussion of the acquisition of the property.

In 2001, the Company acquired nine platinum-palladium properties in Ontario and Quebec.  These include the four properties comprising the Mann project (the Frederick House, Garnet, Hall, and Devonshire properties) plus the Puddy Lake and Aurora properties (all in Ontario), and the three properties comprising the Lac Watts project (the Dinosaur, Nuuilic Lakes and Reception River properties) in Quebec, Canada.  All but the Frederick House property were acquired by staking and the Company held a 100% interest in each of these properties.

On 6/7/2001, the Company issued 100,000 common shares to Battle Mountain Gold as partial payment for the option to acquire Battle Mountain’s 60% interest in the Cacamuyá property; refer to ITEM #4.D.a. for a more detailed discussion of the acquisition of the property.

In December 2001, the Company modified its agreement with Five Star Mining S.A., a Honduras corporation, whereby the Company can earn a 100% interest in the Cedros Property in Honduras; refer to ITEM #4.D.f. for a more detailed discussion of the acquisition of the property.

Year Ended December 31, 2002

In December, the Company acquired a 100% interest in the Rio Luna property in Nicaragua from Inversiones de Terra Nova; refer to the Company’s Form 6-K filed January 30, 2003 and its Annual Information Form contained in the Company’s 6-K filed April 14, 2003 for a more detailed discussion of the acquisition of the property.  The results of the drilling and sampling programs for the Company’s four platinum-palladium properties acquired during 2001 in Ontario were disappointing, and the Company elected to return the Frederick House property to the vendor and abandoned the Garnet, Hall, Devonshire, Puddy Lake and Aurora properties and wrote off all costs associated with them, being an aggregate of $175,878.

Nine months ended September 30, 2003

In February, the Company entered into an exploration and property option agreement with BHP Billiton to explore porphyry copper-gold deposits in Honduras, Nicaragua and El Salvador; refer to the Company’s Form 6-K filed April 14, 2003 for a more detailed discussion of the joint venture agreement.

The results of the sampling programs for the Company’s Lac Watts platinum-palladium properties acquired during 2001 in Quebec were disappointing.  As a consequence, the Company elected to relinquish its interest in these properties during the period, in order to focus its financial and technical resources on the gold-silver properties in Honduras and Nicaraqua, and the exploration joint venture with BHP Billiton.  The amounts incurred in evaluating these properties were immaterial, and were expensed during fiscal 2002.

4.B.a.  Cacamuyá Property/Honduras

Gold/Silver Exploration

Option to Earn 100% Interest

Exploration at Cacamuyá to date has defined a mineralized system of 4km by 3km, and not yet closed off, with two styles of gold-silver mineralization.  The original discovery were epithermal veins which have now been identified in several locations on the property including Cerro Chachagua, Hilo Libre, the D4 area, and the historic Carmen-Esperanza mines.

To date, there have only been 35 holes drilled on Cacamuyá which includes the 12 Reverse Circulation holes recently completed by the Company on the Filo Lapa and Hilo Libre areas.

Mineralization

Styles of precious metal, low sulphidation epithermal mineralization currently identified on the property include low-grade, disseminated, hot spring-related mineralization and high-grade, structurally controlled quartz vein hosted mineralization.  Nine principal areas of mineralization are currently identified within the Target Area, the salient characteristics of which are summarized below.

Targets, styles and orientation of mineralization:

______________________________________________________________________________

Target	Style	Strike(o)	Dip(o)	Dimensions
Cerro Chachagua	Vein	105	55-65s	760m strike, 150m depth
Carmen-Esperanza	Vein	120	50s	250m strike 50m depth
Henry’s	Vein	105-120	50-65s	240m strike
East Zone	Vein	0-025	Unknown	400m x 100m
D5	Disseminated/Vein	~035	Unknown	350m x 70m
D4	Vein
El Manglar	Disseminated/Vein	~035	Unknown	800m x 180m, Core anomaly = 250m x 180m
Filo Lapa	Disseminated	~035	Unknown	300m x 20m-80m
Hilo Libre	Disseminated/Vein	~010	Unknown	630m x 100m

______________________________________________________________________________

The Cerro Chachagua vein system, although poorly exposed on surface due to a thick scree cover, has been traced along strike through local surface exposure and drilling for 760 meters and to a depth of 150 meters below surface.  The vein is an east (104o) striking, steeply south-dipping (60o) mineralized structure best exposed on surface at the San Isidro Adit, where it appears as a zone of quartz veining, quartz vein breccia and massive silicification, grading 4.9 g/t gold and 80 g/t silver over four meters (all measurements in metric grams).  To date, 18 drill holes totaling 3,259 meters have been drilled along a 580 strike and to a depth of 150 meters.  Seven drill holes have intersected the vein.

The Carmen-Esperanza veins are exposed in underground workings north of the Rio Iguazala, strike southeast and dip moderately to the southwest.  Based on underground and surface exposure, these veins are exposed for 250 meters along strike and 50 meters vertical extent.  The veins are hosted within rhyolite tuff of the upper volcanic sequence that have been pervasively sericite altered. Sampling of the underground by the Rosario Mining in 1929 indicate that the veins average 0.5 meters in width and average between 15 g/t and 30 g/t gold.  Mining by the Central American Mining Company exploited the veins for 100 meters along strike and 50 meters down dip.  The down dip extension of these veins below river level into the lower volcanic unit is untested. Five trenches excavated by Breakwater on the hilltop above the Carmen-Esperanza veins carry between 15g/t and 22 g/t silver over widths of 3-to-3.5 meters.  These results have not yet been followed-up.

Henry’s vein is a new showing discovered by the Company in 2000.  The vein is hosted by strata of the upper volcanics, south of the Rio Iguazala where it is exposed along the main access road on the property.  Veining occurs over a 10 meter wide zone and has been traced along surface for 240 meters.

The East zone, located north of the Cerro Chachagua vein, is a poorly defined zone of quartz veining and quartz breccia float.  Trenching along this trend has not exposed any clear vein orientations although boulder concentrations in trench walls support a 025 degree strike and steep to moderate west dip.  To date, detailed mapping has traced vein and quartz breccia float over a northeast elongate zone measuring 400 meters long and up to 100 meters wide.

The D5 Target is located along a north-northeast ridge of silicified and quartz vein material bounded by a fault to the east.  Patches of silicification, abundant vein float and narrow south-dipping quartz veins occur in red saprolite and minor heterolithic lapilli tuff of the lower volcanic sequence.  Hole DH05-95 intersected 1.2 g/t gold over 7.6 meters in a zone containing quartz vein material of uncertain orientation.  Hole DH04-95, collared 230 meters to the east, also intersected significant gold and until the recent drill program was thought to be related to south dipping quartz veins which had been mapped in the area and previously called the D4 Target.  Intersections in DH04-95, along with the 2.2 g/t gold over seven meters from a trench to the north, could be related to a broader zone of alteration and quartz veins associated with the north-northeast striking D5 Target.  Based on these drill intercepts, soil geochemistry and detailed mapping, the D5 Target is currently defined over a northeast elongate 350m x 70m area.  Exploration in 2002, totaling 356 meters in six machine trenches intercepted several zones of gold mineralization within the broader geochemical anomaly including 8.1 g/t gold and 23 g/t silver over a 19.4 meters apparent width, 0.73 g/t gold over 22 meters and 0.36 g/t over 69.4 meters.

The D4 Target, located 300 meters north of Cerro Chachagua and between the D5 Trend and East Zone was initially identified by a multi-element soil geochemical anomaly in an area of little or no outcrop.  Drilling by Minera BMG in 1995 intercepted two zones of mineralization, including the D4 Target. Trenching in the D4 Target in 2002 intersected a quartz vein with a moderate southerly dip which carried 15.7 g/t gold over 0.52 meters true width.

The El Manglar trend is located southwest of Carmen-Esperanza.  It starts north of Filo Lapa and extends northeast to Henry’s vein for a distance of 800 meters.  It is primarily based on zones of siliceous breccias and rhyolite flow domes hosted within upper volcanic strata.

Filo Lapa lies off the southern end of the El Manglar target, with which it shares many of the same geological features.  Soil geochemistry in the Filo Lapa area has defined an anomaly measuring 720-by-260 meters.  Within this broader soil anomaly the Company has defined a higher-grade core measuring 300 meters long and between 20-and-80 meters wide, defined by 732 meters of mechanical and hand trenching.  The core zone is located at the north end of the soil geochemical anomaly.  Within the core area the maximum sample value obtained in trenching is 1.62 g/t gold, suggesting that gold mineralization is uniformly distributed, reflecting the pervasive nature of the strong alteration and mineralizing event.

The Hilo Libre area is a north trending zone of quartz breccia veining and sinter; the center of which is located 800 meters north of Carmen – Esperanza.  The zone measures 630-by-100 meters.  The zone is hosted at the contact between andesite tuff breccias of the lower volcanic sequence and biotite hornblende bearing lapilli tuffs of the upper volcanic sequence.  Sampling of a quartz breccia vein, located in old workings at the south end of the Hilo Libre zone returned 12.5 g/t gold over a true width of 2.9 meters.  In this area the vein strikes north, is sub-vertical and measures 2-to-3 meters wide.  Sampling along this strike of this structure has also returned 6.8 g/t gold over 2 meters and 5 g/t gold over 3 meters.  One of these was re-sampled and returned less than 1 g/t gold, indicating a probable nugget effect.  Located 280 meters northwest, another area of old workings (“La Loma”) exposes a northwest striking, moderately northwest dipping zone of sinter cross cut by quartz breccia vein.  Sampling of the quartz breccia vein has returned 8.53 g/t gold over 1.3 meters.  The relation between these two sampled areas is not clear and is the focus of continuing exploration by the Company.

Trenching

Since 1999, the Company has completed 3,345 meters of hand and mechanized trenching.  Hand trenches are excavated using a crew of four to six workers to a depth of 1.0-to-1.5 meters.  Cleaning of surfaces at the base of outcrops to provide good surfaces for sampling are included as hand trenching.  Mechanical trenching employs an excavator and trenches can be dug to a depth of up to 7 meters, although all but a few test trenches were dug to a depth of 3-to-4 meters.  These trenches exposed in-situ saprolite and near surface outcrop.  Trenches are routinely back-filled after mapping and sampling are completed.

At Filo Lapa, work by the Company has defined a higher-grade core measuring 300 meters long and between 20 and 80 meters wide as defined by 732 meters of mechanical and hand trenching.  The core zone is defined by a 0.5 g/t gold cutoff; the unweighted sample average of all samples within the core zone is 0.98 g/t gold (a lower average grade of 0.9 g/t gold was released by the Company on 3/25/2002 to compensate for re-calculation using weighted averages).  Continuous channel samples have been taken ranging from less than one to 12 meters depending on alteration or rock type characteristics.  Hand trenches and the deeper machine trenches give very similar results, but the machine trenches allow better mapping of geology and can be dug much more rapidly.

Within the core area the maximum sample value obtained in trenching is 1.62 g/t gold, suggesting that mineralization is uniformly distributed.  A uniform distribution for gold is supported by the uniform and pervasive nature of sericite alteration.  To further identify controls on gold mineralization, the Company selectively sampled zones of intense silicification hosted within pervasive sericite alteration; results from these returned a similar range of values as sericite altered rock confirming the disseminated nature of the mineralization.

Significant trench averages for the Filo Lapa area.

______________________________________________________________________________

Trency	Sample Length (m)	Au (g/t)	Ag (g/t)
FL19-20	85.0	0.41	0.47
FL43	96.0	0.70	0.50
FL44	113.0	0.54	0.39
FL41	75.0	0.98	10.17
FL5 and FL42	61.0	0.43	11.79

______________________________________________________________________________

In the D5 area six trenches, totaling 356 meters have been completed.  Sample intervals ranged from less than 1 to up to 10 meters depending on alteration characteristics.  Weighted averages for trenches in vein stockworks or breccia zones are presented in the table below.

Significant trench averages for the D5 Target area.

______________________________________________________________________________

Trench	Sample Length (m)	Au (g/t)	Ag (g/t)
MT#2	19.2	8.17	23.0
MT#3	22.0	0.73
MT#5	70.0	0.36

______________________________________________________________________________

Eighty meters northeast of trench MT#2, in the D4 Target area, a single 64-meter trench intersected a quartz vein with a moderate southerly dip which carried 15.7 g/t gold over 0.52 meters true width.

Drilling

A 1,218.3 meter (9 hole) diamond drill program was conducted on the Cacamuyá Property from 7/7/2000 to 8/14/2000.  The 2000 drill program focused on follow-up work on the Cerro Chachagua and D4 structures, which were originally tested in a two phase, 14 hole diamond drill program by Minera BMG and joint venture partner Breakwater Resources between 1995 and 1997 as reported above.

A total of 78 core samples, with lengths of 0.45 to 5.97 meters were sampled for geochemical analysis during the course of the 2000 drill program.  Weighted averages of significant results on a hole-by-hole basis are presented below.

Summary of Results of 2000 Diamond Drilling by the Company.

______________________________________________________________________________

Hole	Target	From (m)	To (m)	(m)	True Thickness (m)	Au (g/t)	Ag (g/t)
DH15-00	Chachagua	No Significant Intercepts
DH16-00 and	Chachagua	157.15 182.80	159.55 186.80	2.40 4.00	2.13 3.56	2.02 2.42	181.9 16.24
DH17-00	Chachagua	210.05	211.15	1.10	0.98	2.70	63.71
DH18-00	D4	Zone not intersected
DH19-00	D4	Zone not intersected
DH20-00 Incl.	W of D4/D5	41.50 59.50	67.55 61.00	26.05 1.50	Unknown Unknown	0.20 0.85	0.98 0.77
DH21-00	Chachagua	69.40	69.60	1.20	0.61	10.9	8.25
DH22-00	Chachagua	No significant intercepts
DH23-00	Chachagua	No significant intercepts

______________________________________________________________________________

In summer/autumn 2002, the Company drilled 12 reverse circulation holes at the Hilo Libre target. The program totaled 1329 meters and significant assay results were encountered in 7 of the drill holes and are detailed below:

Hole	From (m)	To (m)	Intercept (m)	Au (g/t)
RC01	0.0	72.0	72.0	0.20
RC03	48.0 49.5 99.0	49.5 82.5 119.5	1.5 33.0 20.5	17.90 0.24 0.27
RC04	51.0	129.0 (end of hole)	78.0	0.25
RC05	3.0	106.5 (end of hole)	103.5	0.26
RC07	16.5	27.0	10.5	0.47
RC08	45.0	48.0	3.0	1.02
RC11	97.5	102.0	4.5	7.9

Based upon these and accumulated exploration results, the Company drilled a further 1,114 meters of RC and 777.6 meters of diamond drill holes during January and February 2003. Significant assay results are detailed below:

Hole #	From (m)	To (m)	Interval (m)	Gold Grams/tonne

RC24	32.6	36.3	3.7	1.7
RC25	10.5	37.5	27.0	2.0
RC26	18.0	24.8	6.0	2.7
	45.0	46.5	1.5	4.5
	46.5	48.0	1.5	10.5
RC22	3.0	40.5	37.5	1.03

Sampling and Analysis

Rock samples were collected either as grab samples from float or outcrop, or as chip channel samples from outcrop.  Chip channel samples are collected as small chips approximately every 10 cm for the length of the sample.  Sample weights average between 1-to-2 kg.  Rock samples are then shipped to CAS laboratories in Tegucigalpa for preparation.  Samples from both hand and machine trenches are collected as continuous chip channel samples over the length of the sample.  Samples are collected from the trench wall approximately 5 cm from the floor, unless noted otherwise.  The weight of the samples vary depending on the sample length, but are never less than 1 kilogram and as high as 5 kilograms.  Trench samples are then shipped to CAS laboratories in Tegucigalpa for preparation.

Each run of drilled core is placed in sequential order in wooden core boxes, separated by wooden footage markers.  Footage markers are converted to meters and core recoveries calculated.  Drill core is then logged and geologically significant sample intervals identified.  Mineralized intervals are photographed and then cut using a rock saw with halved cores representing fifty percent of the mineralized interval placed into a clean, new plastic bag along with a sample ticket.  Each sample bag is secured with a tamper proof plastic tie.  The remaining halves of the core are returned to the core box with the second half the sample ticket stapled into the core box at the beginning of each sample interval.  Sample weights were typically 1-to-2 kg.  Drill core samples are then shipped to CAS laboratories for preparation.

Drilling was conducted with a Longyear Super 38 by Tegucigalpa-based drill contractor R and R Incorporated, S. de R.L., the contractor for all previous drilling on the property.  All holes in the program were collared with HQ and only one had to be reduced (DH16-00) to NQ because of bad ground.  Recovery was generally good to excellent, with only short sections of less than 75% recovery.  Intervals with less than 75% recovery were usually obtained from un-mineralized fault intersections and do not impact drill results from the property.

Drill core samples submitted to CAS de Honduras, S. de R.L. in Tegucigalpa for preparation were also analyzed for gold using a 30 gram split and fire assay with atomic absorption finish.  Samples containing gold were re-analyzed by CAS using fire assay with a gravimetric finish.  Splits of core pulps, plus splits of all sediment, soil, rock and trench samples were then sent to Acme Analytical Laboratories Ltd. in Vancouver, Canada for 35-element ICP-MS analysis.

Security of the Samples

Sampling and sample shipping was conducted by the staff of the Company under the direct supervision of Dr. Peter Bradshaw, P.Eng., and Dr. Ron Britten, P.Eng.

Mineral Resources and Mineral reserves

There are no known ore reserves on the Cacamuyá Property.  The Cacamuyá Property is without a known body of commercial ore and the proposed program is an exploratory search for ore.

Mining Operations

This is no surface or underground plant or equipment on the Cacamuyá Property.

4.B.b.  Cedros Property/Honduras

Silver/Zinc Exploration

Option to Earn 100% Interest

Caribbean Sea
Belize
Honduras
Guatemala
San Pedro Sula
Zopilote
Veultas del Rio
San Martin
CEDROS
El Mochito
San Andreas
Nicaragua
Tegucigalpa
0 100 km
0 100 m
El Salvador
CACAMUYA
First Point Properties
Carbonate Ag-Pb-Zn Deposits
Gold Deposits
Cities

The Company’s exploration has focused on geological mapping and trenching within a silver-zinc-lead soil geochemical anomaly measuring approximately two by three kilometers.  Within this area the geology changes from large intrusions of intermediate to acid composition in the south, hosted in carbonate rocks, to a series of small stocks, dykes and sills of similar composition to the north.  The carbonate rocks are generally more arenaceous in the south and grade to more pure limestone in the north.  The styles of mineralization also change from broader, disseminated bulk mineable silver-zinc at Carmelo Sur and Cedros Abajo in the south to the historically mined massive sulphide replacement styles at Belen, Azul and El Carmelo in the north.  Trenches in the south, in strongly oxidized and leached outcrop, have encouraging values.  These are prime targets for bulk-mineable silver-zinc in carbonates and other sediments adjacent to the major intrusions.  Trenches to the north have encountered much higher grades related to massive sulphide style carbonate replacement mineralization.

The Company has expended $1,126,110 on acquisition/exploration through 12/31/2002, including $7,793 in 2002.

4.B.c.

Rio Luna Property/Nicaragua

Gold/Silver Exploration

Option to Purchase 100% Interest

The Company optioned the Rio Luna property from the owners in late December 2002.  In early 2003, the Company began excavating a series of hand-dug trenches across the principal epithermal vein structure, known as the “El Paraiso” vein system.  As a result of this work, the length of the mineralized structure was extended to in excess of 5 kilometers.  Along its length, the El Paraiso system ranges in width from two to ten meters and is mainly hosted in andesitic volcanic rocks of Tertiary Age.

Results from the first seven trenches were encouraging, as a result of which, the Company expanded the program by digging, sampling and mapping an additional 40 trenches, using a combination of hand labour and excavating machines.  In addition, the Company completed a systematic stream sediment survey over the entire 126 km2 concession in an attempt to identify other mineralized structures.  This program was completed in early April, revealing several areas with anomalous gold values and follow-up mapping and sampling were initiated.  As a result of this work, three new quartz veins were discovered, with a combined length in excess of two kilometers.

Sampling demonstrated that the mineralized intervals are much wider than anticipated, averaging 2.8 meters, and locally up to eight meters in width.  The increased widths are attributed to gold-bearing quartz veinlets that extend for several meters away from the veins in argillically altered andesite.  Where low grade gold values were encountered along the vein structure, between zones of higher grade, it is thought to reflect higher elevations within the epithermal system, above the most favourable horizon for gold deposition.  This interpretation is supported by the fact that the higher grade zones along the system occur in areas that are topographically lower than the intervening ground.

A second phase of trenching, consisting of 40 to 50 trenches, was initiated in early May to expand upon the discoveries made in the initial phase.  Assays for the samples taken from these trenches were received in late September.

Highlights of the trenching programs were reported in press releases dated May 31, July 30, and October 2, 2003.  Information from those press releases has been used to compile the following table.

Summary of Results of Trenching Completed by the Company:

Trench	Area	Avg. Gold Grade (grams per tonne)	True Width (meters)

TR-00	Santa Rita	21.1	1.9
Incl.		7.9	5.9
TR-01		3.6	2.9
TR-02		3.1	2.2
TR-03		4.5	8.0
TR-04		4.0	1.8

TR-26	Balsamo East	4.0	3.3
TR-27		8.8	2.5
Incl.		3.4	8.0

TR-35	Balsamo	11.7	2.2
Incl.		6.0	5.2
TR-37		4.2	1.5
TR-38		9.4	1.8
Incl.		4.2	5.0
TR-39		5.4	1.0
TR-41		2.7	2.0
TR-87		2.6	1.4
TR-87		2.0	0.7

TR-48	Filadelfia	5.7	0.7
TR-51		1.3	1.2
TR-52		1.9	1.4
TR-54		3.1	0.4

SJ-06	Santa Juana	2.2	2.0

TC-21A	El Rodeo	2.1	1.9
TC-17		1.5	0.5
TC-18		0.5	4.1
TC-19		15.9	2.4
TC-22		2.9	o.8
TC-23		1.3	2.0
TC-24		6.8	3.1

The results of fluid inclusion studies on samples taken during trenching demonstrated that:

•

the veins are representative of shallow, low-sulphidation epithermal vein systems;

•

estimated temperatures, salinities and depth all fall in the expected range for epithermal deposits, and

•

native gold was observed in one sample.

This information supports the earlier conclusion based on field evidence that the higher grade “productive horizon” can be anticipated at relatively shallow depths, which will be tested by a drilling program schedule for the Fourth Quarter of the year.

United States vs. Foreign Sales/Assets

The Company has generated no sales revenue.

At 12/31/2001 and 12/31/2000:

  $132,267 and    $30,783 in assets were located in Canada; and

$2,207,694 and $1,873,256 in assets were located in Honduras.

Seasonality

The Company’s exploration efforts are moderately slowed for its Canadian projects in the winter and are modestly slowed for its Central American projects during the rainy seasons during the months of May, September and October.

Dependency upon Patents/Licenses/Contracts/Processes

Sources/Availability of Raw Materials

--- No Disclosure Necessary ---

Material Effects of Government Regulations

The Company is governed by government regulations regarding its exploration efforts, including environmental regulations and permits.  Regulations during the exploration phase in both Canada and Honduras including the requirements that land disturbed during exploration be returned to its previous state, including the refilling of trenches; Prohibiting the discharge of chemicals or other materials into streams or rivers; permits are obtained before removing trees; and that the explorer work with private landowners and obtain permission before working on private land.

Compliance with such regulations has not had and is not expected to have a material effect on the Company as all required regulations are among the Company’s standard operating practices and are regarded as the normal course of business. The Company believes it is in compliance with all required government regulations.

4.C. Organization Structure

The Company has four wholly-owned subsidiaries:

a) First Point US Minerals Inc.;

   incorporated 5/15/1997 in Delaware, USA

b) First Point International Corporation;

   incorporated 11/04/1997 in Barbados

c) First Point Honduras S.A. de C.V.;  incorporated 3/17/1998 in Honduras

d) First Point Minerals de Nicaragua S.A.; registered in Managua, Nicaragua on October 8, 2002

4.D.  Property, Plant and Equipment

The Company’s executive offices are located in rented premises of approximately 1980 sq. ft. at 1112 West Pender Street, Suite 906, Vancouver, British Columbia, Canada V6E 2S1.  The Company began occupying these facilities in March 2002.  The five-year lease commenced 6/1/2002, and requires payments of $3,631 per month.

4.D.a.  Cacamuyá Property

Honduras; Gold/Silver Exploration

Option to Earn 100% Interest

Acquisition Details

The Company has two separate option agreements pursuant to which it can acquire an aggregate 100% interest in the Cacamuyá Property in Honduras.  The first option agreement dated 7/2/1999 is between the Company, its wholly-owned subsidiary First Point Honduras S.A. de C.V. (“FPH”) and Minera BMG, a wholly owned subsidiary of Battle Mountain Gold Company of Houston, Texas, which merged with Newmont Mining Corporation (“Newmont”) of Denver, Colorado on 1/10/2001.  The Company can acquire Newmont’s 60% interest in the Cacamuyá Property by spending US $1,000,000 in work on the property and by issuing an aggregate of 700,000 common shares to Newmont by 7/1/2004.  As at 12/31/2001, the Company had spent US $566,000 in work on the property and had issued 100,000 common shares to Newmont.  Newmont has reserved a 0.6% net smelter return royalty interest (the “Newmont NSR”), payment of such Newmont NSR to be on commencement of commercial production on the Cacamuyá Property.  The second option agreement dated 7/3/2001 is between the Company, FPH and Corporacion Minera Nueva Esperanza (“MNE”), a subsidiary of Breakwater Resources Ltd. (“Breakwater”), an Ontario corporation.  The Company can acquire Breakwater’s 40% interest in the Cacamuyá Property by issuing 500,000 common shares of the Company to MNE on or before the date that is four months after title conversion to the new mining code of Honduras.  MNE retains a sliding scale net smelter return royalty (the “MNE NSR”) of 0.4% of the gross sale proceeds starting at US $325/ounce gold and rising to a maximum of 1.2% of the gross sale proceeds at US$400/ounce gold for all gold production, and 0.4% of the gross sale proceeds starting at US $5.25/troy ounce silver and rising to a maximum of 1.2% of the gross sale proceeds at US $7.00/troy ounce silver for all silver production.  Payment of the MNE NSR will begin upon commencement of commercial production on the Cacamuyá Property.

Property Description

The Cacamuyá Property is located in southern Honduras in the Department of Choluteca and the Municipality of San Marcos de Colón.  The community of Duyosupo, located at the geographic center of the property, lies at UTM coordinates 523,820E and 1,474,730N.  Duyosupo is about 15 km south of the town of San Marcos de Colón, which is located along the Pan American Highway.

The Cacamuyá Property covers 14,025 hectares and was initially comprised of three contiguous exploitation concessions, El Picacho, Delia I and Delia II.  In 2001, the government of Honduras combined the Delia I and Delia II concessions into a single concession called Cacamuyá to conform with a new law passed by the Honduras government in 1998.

Land and Mineral Title Summary of Cacamuyá Property:

______________________________________________________________________________

Exploration Concession	File #	Area (ha)	Date of Granting

Delia I	173	2,745	12/11/1990
Delia II	184	1,996	2/18/1991
El Picacho	383	9,284	11/12/1996
Total		14,025

                                       _________          ____

The Company’s interest in the Cacamuyá Property is the subject of a report (the “Kaip Report”), dated 4/5/2002, prepared by Andrew Kaip, P.Geo (BC), of iMAP Interactive Mapping Solutions Inc., a copy of which has been filed with the applicable Canadian regulatory authorities.

The following description of the Cacamuyá Property has been summarized from the Kaip Report.

Accessibility/Climate/Local Resources/Infrastructure/Physiology

The town of San Marcos de Colón, located on the Pan American Highway, is the field base for exploration and is located about 15 km north of the center of the property.  The community of Duyosupo is located in the central portion of the property, along the main north-south access road.  Regularly scheduled bus service connects Duyosupo with San Marcos de Colon.

Access to the main areas of mineralization on the property is via gravel roads through Duyosupo.  In wet weather, a four-wheel drive vehicle is necessary to ford creeks and negotiate slippery hills.  The climate is semi-tropical with temperatures in the range of 20 to 35 degrees Celcius.

Work can be conducted on the property on a year round basis.  The wet season generally occurs between September and November and is characterized by strong afternoon rains.

The dry season extends from January through to June and is characterized by sunny to high overcast with moderate to strong winds from the west.

Topography on the Cacamuyá Property varies from broad to flat-topped ridges and uplands that occupy the northern part of the property, to more rugged topography comprising razor-like ridges and steep walled quebradas (streams) in the southeastern portion of the property.  Elevations on the property range from 650 to 1300 meters above sea level.  Above 900 meters, elevation vegetation is dominated by stands of pine and lesser oak and locally open fields suitable for grazing.  Below 900 meters elevation, and along drainages, vegetation consists of deciduous forest and semi-jungle vegetation and minor clearing suitable for cultivation.

Population within and proximal to areas of economic interest on the Cacamuyá Property is sparse with two families located to the west of Cerro Chachagua and between 10 to 20 families in each of the villages of Cacamuyá, La Mesa and Duyosupo.  Logging, coffee growing, cattle and cutting of firewood are the principal economic activities in the area.

Small plots of cultivated land in the vicinity of houses are used to grow staples such as beans, plantain, and fruit for local consumption.

Water is available year round from several sources on the property, of which the Rio Iguazala is the closest to current exploration activities by the Company.  The nearest source of power is San Marcos de Colón.

San Marcos de Colón is the nearest commercial center to the property, where accommodation, supplies and services to facilitate exploration activities on the property can be obtained.  Driving time from San Marcos de Colón to the main areas of mineralization on the property is approximately one hour west of Cerro Chachagua.

Property History

The earliest recorded activity on the Cacamuyá Property was about 1900 by the Central American Mining Company, who mined the south dipping Carmen and Esperanza veins and to a lesser extent the north-dipping vein splays of the Cerro Chachagua vein.

The New York and Honduras Rosario Mining Company (“Rosario Mining”) held the property from 1939 to 1940 at which time they mapped and sampled many of the old workings and redrafted a number of the 1920 maps, which are the only record of activity prior to that time.

Modern exploration activities on the property began in December 1990 with the acquisition of the Delia exploration permit by Breakwater through its Honduran subsidiary American Pacific Honduras.  Breakwater’s 1991 program, which targeted the Cacamuyá Property as a potential bulk tonnage gold target, included collection of 2,290 grid controlled soil samples analyzed for 30 elements, plus reconnaissance geological mapping including sampling of adits and trenches over many of the target areas.  The soil sampling outlined a 2 km 2 anomaly.

Summary of Historic Work on the Cacamuyá Property:

______________________________________________________________________________

Year	Work By	Silt Samples	Soil Samples	Rock Samples	Trench (m)	Drill #	Holes (m)
1991	BWR	---	2,290	775	1,150	---	---
1992	Kennecott	---	---	166	---	---	---
1994-95	BMG	---	---	77	---	5	721
1996-98	BMG/BWR	81	---	57	---	9	1,825

Total		81	2,290	1,075	1,150	14	2,546

Company abbreviations: BWR = Breakwater, and BMG = Minera BMG

______________________________________________________________________________

In 1992, Kennecott entered into an agreement with Breakwater and undertook a permit wide reconnaissance alteration mapping and rock-sampling program.  They took 166 rock samples within an area of sericitic alteration measuring roughly 6km by 2km.  Fewer than 10 samples were collected in the Cerro Chachagua or Carmen-Esperanza area.

In May 1994, Minera BMG (a wholly owned subsidiary of Battle Mountain Gold) entered into an option agreement with Breakwater to earn a 60% interest in the property.

Their work focused on bulk tonnage gold targets within the area of soil geochemical anomalies and included more detailed rock sampling, geological mapping and 14 diamond drill holes.  Of the 14 holes, 5 intersected what is now known as the Cerro Chachagua structure and another, the D4 target.  Five of these six holes intersected potentially ore grade gold and silver over mineable widths.

Geological Setting

The Cacamuyá property is underlain by volcanic and epiclastic sedimentary strata and coeval intrusions of the middle Tertiary age. Detailed mapping has defined three principal stratigraphic sequences, the Lower Volcanic Sequence, Intermediate Sedimentary Sequence and Upper Volcanic Sequence.  Intruding the stratified units on the property are a series of intrusions that vary from intermediate to felsic in composition.

The Lower Volcanic Sequence is a heterolithic volcanic sequence that varies from mafic to felsic in composition and attains a minimum thickness of 200 meters.  The Sedimentary Sequence contains limestone pods or beds, exhibits rapid local facies changes and reaches a maximum thickness of about 80m.  The Upper Volcanic sequence is dominated by biotite-feldspar phyric units that are massive to flow banded in the eastern half of the target area and clearly volcanoclastic beneath and adjacent rhyolite ash tuffs in the western half.  They are interpreted to be flow domes based on their spatial distribution, intrusive contacts and textures.  Nine types of intrusions are identified within the Target Area on the basis of their composition and whether they occur as dikes, small stocks, plugs or flow domes.  Andesitic-basalt, feldspar porphyry and hornblende feldspar porphyry dikes have been mapped in lower volcanics mainly in the northeast part of the Target Area.  Some dikes have been intersected in drill holes near the Cerro Chachagua structure but have not been seen on surface. A dacite flow dome is well exposed on the slopes to the east of the D4 area where its extent is defined by flow banded breccia fragments and chaotic folded flow banding.  Biotite feldspar porphyry and feldspar porphyry stocks intrude the sedimentary package and the biotite phyric upper volcanics particularly in the eastern half of the Target Area.  They overlap with rhyolite intrusions in the central regions of the Target Area.

4.D.b.  Rio Luna Property

Nicaragua; Gold / Silver Exploration.

Option to Earn 100% Interest.

Acquisition Details

The Company entered into an “option to purchase” agreement by which it can acquire a 100% interest in the Rio Luna Gold Property in Nicaragua from Terra Nova Resources Inc (“NRI”) and Inversiones de Terra Nova S.A. (“Intersa”, a subsidiary of NRI), under terms of an option agreement dated December 23, 2002.   The Company can earn its interest by making a US $7,500 cash option payment to Intersa (paid) and incurring US $10,000 in exploration and development expenditures prior to the first anniversary of the option agreement.  To keep the option in good standing the Company must also make option payments to NRI of US $7,500 and 15,000 common shares of the Company prior to or on the first anniversary date of the agreement, US $10,000 prior to or on the second anniversary date, and 60,000 common shares of the Company prior to the third anniversary date.

Property Details

The Rio Luna epithermal gold property is large and relatively unexplored.  The property covers 126 square kilometers and is 10 kilometers from Boaco, Nicaragua.  A 75 kilometer paved road from Managua to Boaco and high quality gravel roads northeast from Boaca onto various parts of the property provide excellent access to the property.  The climate is semi-tropical with temperatures in the range of 20 to 35 degrees Celsius.  Work can be conducted on the property on a year round basis.

The Rio Luna epithermal gold deposit is located between the El Limon gold deposit which has past production and current reserves that total 2.8 million ounces of gold and the La Libertad deposit with past production and current reserves of 2.6 million ounces of gold.  Both of these producing epithermal gold deposits are hosted in tertiary volcanics of similar age to the Rio Luna Property.

Property History

Superficial exploration of the Rio Luna property had been performed by other parties prior to the Company obtaining the concession. A cursory exploration program carried out by the Company identified a series of four, low-sulphidation epithermal quartz veins that occur within a seven square kilometer area.  The poorly exposed principal mineralized structure was initially thought to be 4.4. kilometers in length and 2 to 10 meters wide.  The quartz veins are mainly hosted in andesitic volcanics of the tertiary age.  The Company’s initial stage of work consisted of hand trenching, including the cleaning of several old pits and adits, and mapping and sampling mainly on portions of the principal epithermal vein.  Following the initial stage, the Company expanded the sampling with 40 additional trenches along a 3.5 kilometer strike length.  The Company also completed a systematic sampling of the stream sediments in the area.

In June 2003 a second phase program consisting of an additional 46 hand trenches were completed.  The trenching programs from phases one and two increased the aggregate strike length in several vein systems to over 8.8 kilometers.

4.D.c.  Cedros PropertyHonduras

Silver/Zinc Exploration

Option to Earn 100% Interest

Acquisition Details

By letter agreement dated 12/31/2001, the Company was granted the exclusive right to acquire a 100% undivided interest in the Cedros silver-zinc-lead property in Honduras from Five Star Mining S.A. for 225,000 common shares at any time, provided the Company keeps the property title in good standing and continues to meet the government assessment requirements.  If the option is exercised, Five Star will retain a royalty of 2% net smelter returns, but this royalty interest can be purchased by the Company at any time for US $1 million.  This agreement is a modification of an earlier agreement between the parties dated 11/15/1997.

Property Description

The Cedros Property is located at the southern end of a belt of world-class, carbonate-hosted silver-zinc-lead deposits that extend from Mexico to central Honduras.  The property consists of three concessions which total 59,000 hectares.  The Spaniards mined the tops of high-grade, probably oxidized, massive sulphide replacement zones along a two-kilometer trend in the 1600’s and 1700’s.  The Spaniards halted mining at relatively shallow depths when they encountered the water table.  The Cedros Property is located 60 kilometers northeast of Tegucigalpa the capital and 110 kilometers east of El Mochito.  The property is road accessible.  Prior to the Company’s involvement, it had never been systematically explored or drilled.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 12/31/2002, 12/31/2001, and 12/31/2000 should be read in conjunction with the consolidated financial statements of the Company and the notes thereto.

Introduction

The Company has spent the last seven years acquiring/exploring mineral properties.

Currently, the Company’s primary mineral properties include:

Cacamuyá Property, gold-silver, Honduras;

Rio Luna Property, gold-silver, Nicaragua;

Also:

 Honduras:

  Cedros Property, silver-zinc.

Fund Raising

Funds for property acquisition/exploration as well as for operating expenses have come from public/private equity offerings, stock-for-property issuances, stock-for-debt share issuances, and warrant/stock option exercises.  The following lists shares issuances during Fiscal 2003-1999:

Fiscal 2003 (through 11/30):

In January 2003, the Company received $135,250 from the exercise of 541,000 warrants. In February, the Company received $16,000 from the exercise of 50,000 options. In March and April, the Company received $7,500 and $2,700, respectively, from the exercise of an aggregate of 34,000 warrants. In April, the Company issued 178,000 units by Private Placement to BHP Billiton at a price of $0.42 per unit for proceeds of $74,760. The units were comprised of one common share and one-half of a share purchase warrant, with each full warrant exercisable into one common share at a price of $0.52 until April 29, 2004 and a price of $0.62 thereafter until their expiry on April 29, 2005. Proceeds are to be used to fund the Company’s 50% share of the exploration joint venture with BHP Billiton. In October and November, the Company received $75,000 and $150,000, respectively, from the exercise of an aggregate of 750,000 warrants.  The Company issued 15,000 share in November, at a deemed value (fair market value) of $0.305 each (a total of $4,575) as a Rio Luna property payment.

Fiscal 2002:

In January 2002, the Company completed a private placement of 125,000 units at $0.20 per unit, raising $25,000 (gross).  Each unit consisted of one common share and a share purchase warrant; each warrant entitles the holder to acquire another common share at $0.25 in the first year and at $0.30 in the second year, expiring 1/29/2004.

In January 2002, the Company completed a private placement of 1,197,500 units at $0.17 per unit, raising $203,575 (gross).  Each unit consisted of one common share and half of a share purchase warrant; each whole warrant entitled the holder to acquire another common share at $0.25 until 1/29/2003.

In March 2002, 25,000 stock options were exercised, raising $5,000.

In May 2002, the Company completed a brokered private placement of 2,000,000 units at $0.30 per unit, raising $600,000 (gross).  Each unit consisted of one common share and half of a share purchase warrant; each whole warrant entitles the holder to acquire another common share at $0.30 in the first year and at $0.35 in the second year, expiring 5/13/2004.

In May 2002, the Company completed a private placement in the United States of 500,000 units at $0.30 per unit, raising $150,000 from two investors.  Each unit consisted of one common share and half of a share purchase warrant; each whole warrant entitles the holder to acquire another common share at $0.30 in the first year and at $0.35 in the second year, expiring 5/13/2004.  The Company relied on the exemption from registration provided by Rule 4.2 of the Securities Act of 1933 in completing the private placement.  The proceeds were used for continuing the exploration program on the Cacamuya property in Honduras.

In May, June, July and August 2002, 1,873,340 share purchase warrants to purchase 1,873,340 common shares were exercised, of which 1,560,090 warrants were exercised at $0.50, 262,750 warrants were exercised at $0.30 and 50,500 warrants were exercised at $0.25, raising a total amount of $871,495.

In June 2002, 20,000 stock options were exercised raising $4,000.

In July 2002, the company issued 100,000 common shares as the second partial payment for the Cacamuyá Property, with a deemed value (fair market value) of $50,000.  Also, in July, the Company completed a private placement of units raising $165,975 from three investors, all insiders of the Company and residents of Canada including Peter Bradshaw (116,400 units), Robert Watts (14,150 units) and Ronald Britten (35,425 units).  Each unit consisted of one common share and half of a share purchase warrant; each whole warrant entitles the holder to acquire another common share at $0.60 in the first year and at $0.65 in the second year, expiring 7/2/2004. The proceeds of the offering were used for general corporate purposes.

Fiscal 2001:

In March 2001, the Company issued 331,250 common shares to officers/directors in settlement of $66,250 of debt.

In March 2001, the Company completed a private placement of 225,000 flow-through common shares at $0.20 per share, raising $45,000.

In July 2001, the Company completed a private placement of 500,500 units at $0.22 per unit, raising $110,115; each unit consisted of one flow-through common share and half of a share purchase warrant with each full warrant entitling the holder to acquire another common share at $0.30 until 7/11/2002.  25,000 common shares were issued as an administration fee with a deemed value (fair market value) of $5,000.

In December 2001, the Company completed a private placement of 125,000 units at $0.20 per unit, raising $25,000 (gross).  Each unit consisted of one common share and a share purchase warrant; each warrant entitled the holder to acquire another common share at $0.25 in the first year and at $0.30 in the second year, expiring 12/14/2003.

In addition, the company issued 100,000 common shares as partial payment for the Cacamuyá Property, with a deemed value (fair market value) of $20,000.

Fiscal 2000:

In April 2000, the Company completed a private placement of 328,571 units at $0.35 per unit, raising $115,000; each unit consisted of one common share and one-half of a purchase warrant, which have since expired.

In June 2000, the Company completed a private placement of 1,141,429 units at $0.35 per unit, raising $399,500.  It was matched with a public distribution pursuant to a Short-Form Offering in Canada for 1,800,000 units at $0.35 per unit, raising $630,000.  Each unit consisted of one common share and one-half of a purchase warrant, each full warrant entitling the holder to acquire another common share at $0.40 in the first year and at $0.50 in the second year, expiring 6/1/2002.  The combined issue was subject to a 7% broker commission and to the issuance of 287,143 broker’s warrants exercisable on the same terms.

In January 2000, the Company completed a private placement of 388,889 units at $0.45 per unit, raising $170,000; each unit consisted of one common share and a share purchase warrant, which have since expired.

Also, at the end of Fiscal 1999, the Company was obligated to issue 10,000 common shares at $0.50 per common share pursuant to the terms of a mineral property acquisition agreement for the Big Springs Property; the shares were issued during Fiscal 2000.

Fiscal 1999:

In June 1999, the Company completed a private placement of 240,000 units at $0.65 per unit, raising $156,000; each unit consisted of one common share and half of a share purchase warrant with each full warrant entitling the holder to acquire another common share at $0.75 for one year, expiring 6/30/2000.  50,000 common shares were issued as finder’s fees with a deemed value (fair market value) of $30,000.

In September 1999, the Company completed a private placement of 147,500 units at $0.50 per unit, raising $73,750; each unit consisted of one common share and a share purchase warrant, which have since expired.  75,000 common shares were issued as finder’s fees with a deemed value (fair market value) of $37,500.

In addition, the company issued 25,000 common shares as partial payment for the Cedros Property, with a deemed value (fair market value) of $12,500.

Results of Operations

Nine Months Ended 9/30/03 compared to the Nine Months Ended 9/30/2002

Operating Expenses totaled $424,800 compared to $319,111 in the prior year’s period. The largest costs incurred were in General Exploration, or exploration on properties not capitalized to ongoing projects, which rose to $282,181 from $103,571. Net Loss for the period was ($414,185), or ($0.01) per share, compared to a loss of ($303,766), or ($0.01) per share, in the prior year’s period.

Year Ended 12/31/2002 compared to the Year Ended 12/31/2001

Operating Expenses for the year were $595,386 compared to $252,940 for the prior year.  The largest changes occurred in Accounting and Audit, which rose to $14,785 from $6,124 due to costs related to the filing of the initial 20-F Registration Statement in the United States; Legal Fees rose to $20,800 from $2,236 and Shareholder, Trust and Filing Fees increased to $25,091 from $7,847 due to costs related to private placements during the current period; Travel and Promotion expense rose to $69,618 from $4,613 due to an investor awareness program in the current period; Office and Administration increased to $8,335 from $3,925 due to higher support levels for the Company’s increased activities.

The Company also incurred General Exploration expense, or exploration on properties not capitalized to ongoing projects, of $147,000 in the current period compared to $132,725 in the year ago period. Write-offs of mineral properties and capitalized exploration expenditures during the year were $175,878 compared to zero in the prior year. The mineral properties written off consisted of the Frederick House claims (on which the Company held an option to acquire a 70% interest) and the Garnet, Hall and Devonshire mining claims (owned 100% by the Company).  These four groups of claims were referred to collectively as the Mann Project.  The results of the sampling program on the Mann Project did not meet management’s expectations.  Accordingly, the Company terminated the option agreement on the Frederick House property and will allow its interest in the three 100% owned properties to lapse.  Details of the costs written off are shown in the Consolidated Schedule of Mineral Property Costs included in the Audited Consolidated Financial Statements included as Item 17 in Part III of this Annual Report.

Net Loss for the year ended December 31, 2002 was ($581,906) versus ($244,524).  Net Loss per Share was ($0.03) versus ($0.02).

Fiscal 2001 Ended 12/31/2001 compared to Fiscal 2000

Operating Expenses for Fiscal 2001 were $120,215 compared to $129,868 for Fiscal 2000.  The largest cost categories were: wages at $55,741 versus $39,302 last year, the increase occurring because increased exploration activity; rent at $11,564, down from $17,955 last year because space was sub-let during the year; and management fees at $10,000 versus $12,000 last year.  Office/ administration fell to $3,925 from $13,797 last year because of reduced salaries.

In addition, the Company expensed $132,725 in exploration expense and wrote-off $nil in mineral property costs.  Also, the Company generated $8,416 in other income and interest income.

Net Loss for Fiscal 2001 was ($244,524) versus ($496,612).  Net Loss Per Share was ($0.02) versus ($0.04).

Fiscal 2000 Ended 12/31/2000 compared to Fiscal 1999

Operating Expenses for Fiscal 2000 were $129,868 compared to $109,204 for Fiscal 1999.  The largest cost categories were:

wages at $39,302 versus $18,180 last year, the increase occurring because of increased mineral exploration activity; rent at $17,955 versus $27,813, the decrease occurring because space was sub-let; and office/administration at $13,797 versus $13,594.

In addition, the Company expensed $163,129 in exploration expense and wrote-off $242,692 in mineral property costs (related to the Amador, Water Canyon and Big Springs properties in the United States and the Devok property in Indonesia.  The Company’s interest in all these properties was terminated as results did not warrant further work.  Also, the Company generated $39,077 in other income and interest income.

Net Loss for Fiscal 2000 was ($496,612) versus ($396,137).  Net Loss Per Share was ($0.04) versus ($0.04).

Fiscal 1999 Ended 12/31/1999 compared to Fiscal 1998

Operating Expenses for Fiscal 1999 were $109,204 compared to $187,808 for Fiscal 1998.  The largest cost categories were:  rent at $27,813 versus $17,571, the increase occurring because sub-lease of space was not possible; wages at $18,180 versus $34,420 last year, the large decrease occurring because of reduced mineral exploration activity; and office/administration at $13,594 versus $34,931, the large decrease occurring because of reduced legal and related costs.

In addition, the Company expensed $252,788 in exploration expense and wrote-off $77,139 in mineral property costs costs (related to the Mexican Syndicate with Minera Sasha S.A. de C.V. because the evaluation of the data base acquired was not sufficiently encouraging).  Also, the Company generated $42,994 in consulting fees recorded as other income and in interest income.

Net Loss for Fiscal 1999 was ($396,137) versus ($1,222,544).  Net Loss Per Share was ($0.04) versus ($0.14).

Liquidity and Capital Resources

Nine Months Ended September 30, 2003.

Cash Used for Operating Activities in the Nine Months Ended 9/30/2003 totaled ($407,851), with the Net Loss of ($414,185) only partially offset by Amortization of $6,334.  Changes in non-cash working capital items including Prepaid Expenses of $14,116, Accounts Payable of $76,126 and Accounts Receivable of ($5,218). Cash Used by Investing Activities was ($521,712), including Mineral Exploration of ($512,173) and Purchase of Capital Assets of ($9,539). Cash Provided by Financing Activities was $236,210 from the equity offerings discussed above. Cash used during the period was ($608,329).

Current working capital is sufficient to complete the current year’s planned exploration programs.  Additional working capital after that time would be provided by further equity issues of common shares.

Year Ended 12/30/02

The Company had working capital of $1,022,530 as at 12/31/2002.

Cash Used by Twelve Months Ended 12/31/2002 Operating Activities totaled ($548,015) including the ($581,906) Net Loss which was partially offset by non-cash amortization of $6,626 and Write-off of Mineral Properties of $175,878. Other non-cash working capital components include Accounts Receivable of ($49,346), Prepaid Expenses of ($5,023) and Accounts Payable and Accrued Liabilities of ($93,478). Cash Used by Investing Activities was ($555,471) which includes ($543,712) for mineral exploration and ($11,759) for the purchase of capital assets.  Cash Provided by Financing Activities was $1,850,883 from the equity offerings discussed above.  Net Cash provided during the year was $747,397.

Fiscal 2001 Ended 12/31/2001 vs. Fiscal 2000 Ended 12/31/2000

The Company had working capital of $127,286 as at 12/31/2001.

The Company had working capital of $307,220 as at 12/31/2000.

The Company had working capital of $214,669 as at 12/31/1999.

Cash Used by Fiscal 2001 Ended 12/31/2001 Operating Activities totaled ($121,638) including the ($244,524) Net Loss.  The primary adjustment was $118,802 in net changes in non-cash working capital items.  Cash Used in Fiscal 2001 Investing Activities was $422,596 for mineral property costs.  Cash Provided by Fiscal 2001 Financing Activities was $416,852 from the equity offerings discussed above.

Cash Used by Fiscal 2000 Ended 12/31/2000 Operating Activities totaled ($249,760) including the ($496,612) Net Loss.  The primary adjustment was $242,692 if write-offs of mineral property costs (Amador/Water Canyon Properties, Big Spring Property, and Devok Property) and $663 in net changes in non-cash working capital items.  Cash Used in Fiscal 2000 Investing Activities was $661,675 for mineral property costs.  Cash Provided by Fiscal 2000 Financing Activities was $1,055,823, predominately representing the funds raised from the equity offerings discussed above.

5.b.3

Material Commitments for Capital Expenditures

The Company has several property acquisition option agreements which require the Company to make cash payments and/or make specific levels of exploration expenditures in order to earn an interest in the property. These include:

Cacamuya: The Company can acquire Newmont’s 60% interest in the Cacamuyá Property by spending US $1,000,000 in work on the property and by issuing an aggregate of 700,000 common shares to Newmont by 7/1/2004.  As at 12/31/2001, the Company had spent US $566,000 in work on the property and had issued 100,000 common shares to Newmont. The Company can acquire Breakwater’s 40% interest in the Cacamuyá Property by issuing 500,000 common shares of the Company to MNE on or before the date that is four months after title conversion to the new mining code of Honduras.

Cedros: The Company has the exclusive right to acquire a 100% undivided interest in the Cedros silver-zinc-lead property in Honduras from Five Star Mining S.A. for 225,000 common shares at any time, provided the Company keeps the property title in good standing and continues to meet the government assessment requirements.

Rio Luna: The Company can acquire a 100% interest in the property by paying Inversiones de Terra Nova S.A. (“Intersa”) US $15,000 in cash and 75,000 common shares of the Company within 3 years, plus incur a minimum of US $10,000.00 in exploration expenditures while keeping the property in good standing.

BHP Exploration Agreement: The Company is a 50-50 partner with BHP Billiton in a prospecting agreement covering three Central American countries. The Company is committed to providing US $100,000 to fund its 50% share of a Phase One Work Program during 2003. If there are any cost overruns, each Company is committed to providing an additional US $15,000.  Any additional overruns are the sole responsibility of the Company, which will act as operator of Phase One.

The Company is currently up-to-date on all its commitments, and anticipates that the cash on hand is sufficient to meet its material commitments for the current fiscal year. Management foresees no current difficulty in making the property acquisition payments as detailed above.

5.C

Research and Development

The Company conducts no research and development activities.

5.D

Trend Information

The Company knows of no trends, uncertainties, demands, commitments or events that are likely to have a material effect on the Company.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

November 30, 2003

___________________________________________________________________________

Name	Position	Age	Date of First Election or Appointment
Peter M.D. Bradshaw (1)	President/CEO/Director	65	July 1996
Ronald M. Britten (2)	VP Exploration	52	July 1996
J. Christopher Mitchell (3)	CFO/Corporate Secretary	62	July 2003
Roderick W. Kirkham	Director	42	February 1995
Patrick J. Mars	Director	63	October 2001
William H. Myckatyn	Director	53	February 1999
Robert A. Watts	Director	67	July 1996

(1)  He spends full time on the affairs of the Company.

(2)  He spends full time on the affairs of the Company.

(3)  He spends about 40% of his time on the affairs of the Company.

______________________________________________________________________________

Peter M.D. Bradshaw, President/CEO and a Director of the Company, a geologist, has 35 years experience in the mining industry and corporate management.  President/CEO of the Company since 1996, he was Vice President then Senior Vice President with Orvana Minerals Corp. from 1987-1996.

Ronald M. Britten, VP Exploration, a geologist, brings more than 20 years experience in the mining industry.  VP Exploration of the Company since 1996, during 1993-1996, he was regional exploration geologist for Homestake Mining Company.

Roderick W. Kirkham, Director of the Company, has been a Director since 1995 and served as Corporate Secretary from 1995 to July 2003.  He has been a partner with the legal firm of Heenan Blaikie LLP since 1997.  Prior to that, he was an associate then partner with the legal firm of Douglas Symes & Brissenden.  Currently, he is an officer and/or director of the following publicly-traded companies: Tapango Resources Ltd. and Tapestry Ventures Ltd.  Both of these companies were formerly in the mineral exploration business but are currently inactive, but are pursuing business opportunities.

Patrick J. Mars, a Director of the Company, is an independent consultant specializing in mine financing and analysis.  He has more than 30 years' experience in the mining and investment industries, holding senior positions with several leading Canadian investment firms, including First Marathon Securities (UK) and Bunting Warburg.  He also has held senior executive positions with Anvil Range Mining Corporation and Chivor Emerald Corporation and been on the board of several mining companies including Meridian Gold.  He was most recently Chairman and Director of First Marathon Securities (UK) Limited/ National Bank, until May 2001.  Mr. Mars also served as a Governor of the Toronto Stock Exchange between 1984 and 1987 and a director of the Investment Dealers Association of Canada from 1992 to 1994.  Until December 1998, he was President, CEO and a director of Anvil Range Mining Corporation, a zinc-lead mining company. From January 1999 until May 2001, Mr. Mars was Chairman, CEO and a director of First Marathon Securities (UK) and NBC Financial (UK).  From June 2001 to the present, Mr. Mars has acted as an independent consultant.  Currently, he is an officer and/or director of the following publicly-traded companies: Yamana Resources Inc., an exploration company searching for gold in Argentina.

William H. Myckatyn, a Director of the Company, has been President/CEO/Director of Dayton Mining Corp., a TSX-traded public company, since June 1998.  During 1997-1998, he was President/CEO/Director of Princeton Mining Corp.; and from 1993-1997, he was President/CEO/Director of Gibraltar Mines Ltd.  Currently, he also is an officer and/or director of the following publicly-traded companies: Pacific Rim Mining Corp.

Robert A. Watts, a Director of the Company, has been a director since 1996 and served as the Company’s Chief Financial Officer from 1996 to July 2003. He is a chartered accountant and brings 37 years experience in the mining industry and financial management.  He has been President of Wattsline Management Ltd., a private company providing financial consulting services to the mining industry since 1994.  Currently, he also is an officer and/or director of the following publicly-traded companies: First Quantum Minerals Corp. that has copper mining operations in Zambia; Ovana Minerals Corp. a mining company that operates a 700 tonne per day gold mine in Bolivia; Gold City Industries Ltd., an exploration company, C Squared Developments Ltd., a company seeking mineral development opportunities, and Apollo Gold, a producer of gold from mines in Nevada and Montana.

J. Christopher Mitchell, P. Eng., is an independent business consultant.  He was appointed as Chief Financial Officer (“CFO”) and Corporate Secretary of First Point Minerals in July, 2003.  Mr. Mitchell has been employed in the minerals industry for over 30 years, initially as a metallurgist and financial analyst.  Since 1970, he has held positions of increasing responsibility in corporate finance and administration, marketing of base and precious metals concentrates, environmental permitting and senior executive management with mining companies in Canada and the United States whose shares are listed on The Toronto Stock Exchange.  During the nine year period ended August 30, 1996, Mr. Mitchell served as a Senior Vice President of Viceroy Resource Corporation, a gold mining company.  From September 1996 to September 2000, Mr. Mitchell served as Executive Vice President and CFO of Orvana Minerals Corp., a gold exploration company, and from October 2000 to June 2003, Mr. Mitchell served as Executive Vice President and CFO of Constellation Copper Corporation, a company with copper deposits in the United States and Mexico, and a minority interest in an Australian public copper mining company.  Mr. Mitchell is a member of the Association of Professional Engineers of British Columbia.  He currently also serves as Chief Financial Officer for two other publicly-traded companies, in addition to his responsibilities with First Point:  Constellation Copper Corporation (since July 1, 2003) and Diamondex Resources Ltd., headquartered in Vancouver, B.C., a diamond exploration company with landholdings in the Northwest Territories, Nunavut and Quebec, Canada (since August 2003).

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Executive Officers serve at the pleasure of the Board of Directors.

Despite some of the Company’s executive officers spending material portions of their time on businesses other than the Company, the Company believes that they devote sufficient time to the Company to properly carry out their duties.

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony/misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

Peter Bradshaw was on the Board of Directors of Pegasus Gold Inc. on 1/15/1999 when the company completed a liquidating plan of reorganization.

There are no family relationships between any two or more Directors or Executive Officers.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was selected as a Director or Executive Officer.

6.B.  Compensation

Cash Compensation.  Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2002 ended 12/31/2002 was $390,993, including $203,326 paid to Peter Bradshaw and $147,919 paid to Ronald Britten.

Director Compensation.  The Company has no formal plan for compensating its Directors for their service in their capacity as Directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options.  The Company grants stock options to Directors, Senior Management and employees; refer to ITEM #6.E., "Share Ownership".

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2002 to provide pension, retirement or similar benefits for Directors or Executive Officers.

Change of Control Remuneration.  The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2002 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Executive Officer.

Other Compensation.  No Executive Officer/Director received “other compensation” separate from that detailed above.

Bonus/Profit Sharing/Non-Cash Compensation.  Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- Not Applicable ---

6.C.3.  Board of Director Committees.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The Audit Committee met once in Fiscal 2001 and once in Fiscal 2002.  The current members of the Audit Committee are: Patrick Mars, Roderick Kirkham, and William Myckatyn.

The Company has a Corporate Governance Committee, which meets approximately two times per year.  Its basic function is to continually review the corporate strategic plan and its application as well as its relevance to the Company’s business.  As part of this mandate, it monitors the activities of the Chief Executive Officer in the application of his duties.  A further responsibility is to ensure the Company’s adherence to legal, statutory requirements and reporting in the jurisdictions where the Company operates.  The current members of the Corporate Governance Committee are: Peter Bradshaw, Robert Watts, Roderick Kirkham, William Myckatyn, and Patrick Mars.

6.D.  Employees

As of 11/30/2003, the Company had five employees, including the three Senior Management employees.  As of 12/31/2002 and 12/31/2001, there were four and four employees (including the Senior Management), respectively.  None of the Company's employees are covered by collective bargaining agreements.

6.E.  Share Ownership

Table No. 7 lists, as of 11/30/2003, Directors and Senior Management who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.  The Company is aware of no other shareholders that have 5% or greater beneficial interest in the Company’s securities.  Refer to Table No. 8 for detailed information about stock options issued to Directors and Senior Management.  Refer to Table No. 9 for detailed information about warrants owned by Directors and Senior Management.

Table No. 7

Shareholdings of Directors and Executive Officers

Shareholdings of 5% Shareholders

______________________________________________________________________________

Title Of Class	Name of Beneficial Owner	Amount and Nature Of Ownership	Percent Of Class #
Common	Peter Bradshaw (1)	1,609,277	6.5%
Common	Robert Watts (2)	605,975	2.5%
Common	Roderick Kirkham (3)	541,000	2.2%
Common	Ronald Britten (4)	903,938	3.6%
Common	William Myckatyn (5)	265,556	1.1%
Common	Patrick Mars (6)	135,000	0.6%
Common	J. Christopher Mitchell (7)	200,000	0.8%

Total Directors/Officers		4,260,746	17.5%

(1)  490,000 represent currently exercisable stock options.

     58,200 represent currently exercisable share purchase warrants.

     Excludes 478,879 shares owned by members of his family where he disavows beneficial interest and does not have voting or

      disposition control.

(2)  325,000 represent currently exercisable stock options.

       7,075 represent currently exercisable share purchase warrants.

(3)  230,000 represent currently exercisable stock options.

(4)  540,000 represent currently exercisable stock options.

      17,712 represent currently exercisable share purchase warrants.

     Excludes 184,306 shares owned by members of his family where he disavows beneficial interest and does not have voting or

      disposition control.

(5)  185,000 represent currently exercisable stock options.

(6)  115,000 represent currently exercisable stock options.

(7)  150,000 represent currently exercisable stock options.

#   Based on 24,407,954 shares outstanding as of 11/30/2003, and stock options and share purchase warrants held by each beneficial holder exercisable within sixty days.

______________________________________________________________________________

Stock Options.  The terms of incentive options granted by the Company are done in accordance with the rules and policies of the TSX Venture Exchange, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Company’s Stock Option Plan mirrors and complies with such “terms and conditions”, including the pricing of the options, expiry and the eligibility of personnel for such options; and are described below.

The Company’s 1997 Stock Option Plan effective on 1/2/1997.

The purpose of the Stock Option Plan is to attract, retain and compensate qualified persons as directors, senior officers, and full-time employees of the consultants to, the Company and its affiliates/subsidiaries by providing such persons with the opportunity, through share options, to acquire an increased proprietary interest in the Company.

The Stock Option Plan provides that shareholder approval is not required if the aggregate number of common shares that may be reserved for issuance pursuant to incentive stock options does not exceed 10% of the issued common shares of the Company, 5% to any one individual, and 2% to any consultant at the time of granting.

Shareholder approval of the grant of incentive stock options is required pursuant to the rules of the TSX Venture Exchange where the grant will result in the Company having options outstanding which, in aggregate, are exercisable to acquire over 10% (to a maximum of 20%) of the outstanding common shares of the Company.

In addition, disinterested shareholders (all shareholders excluding insiders and associates of insiders) approval is required pursuant to the rules of the TSX Venture Exchange where:

(a) grant of incentive stock options could result at any time in:

      (i) the Company having options outstanding to insiders

          which, in aggregate, are exercisable to acquire over

          10% of the outstanding common shares of the Company; or

     (ii) the issuance to insiders, within a one year period, of common shares which, in aggregate, exceed 10% of the

          outstanding common shares of the Company; or

    (iii) the issuance to any one insider and such insider's

          associates, within a one year period, of common shares

          which, in aggregate, exceed 5% of the outstanding

          common shares of the Company; or

     (iv) the issuance to any consultant of common shares which,

          in aggregate, exceed 2% of the outstanding common

          shares of the Company; or

(b) the Company is proposing to decrease the exercise price of stock options held by any insiders.

The Stock Option Plan authorizes the Board, or a committee thereof, to grant stock options from time to time to officers, directors, employees and consultants of the Company and its affiliates.

Under the Stock Option Plan, stock options are non-assignable and may be granted for a term not exceeding five years, unless so determined by the Board of Directors and permitted under the rules of the TSX Venture Exchange.  The exercise price of a stock option may not be lower than the closing price of the common shares on the TSX Venture Exchange on the business day immediately preceding the date the Option is granted, less the maximum discount permitted by the TSX Venture Exchange.  If an optionee ceases to be an officer, director, employee, or consultant of the Company other than by reason of the death of such optionee, any outstanding stock option held by such optionee will expire ninety days after the date of termination of service, or such later date as the Board may determine.  In the event of the death of an optionee, any outstanding stock option held by the optionee will be exercisable by such optionee’s representatives for a period of twelve months after such death.

No stock option granted under the Stock Option Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

Although the Company has the right to create a multi-year vesting schedule, all existing granted stock options were vested upon granting.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 8 as of 11/30/2003, as well as the number of options granted to Directors and all employees as a group.

Table No. 8

Stock Options Outstanding

______________________________________________________________________________

Name	Number of Shares of Common Stock	CDN $ Exer. Price	Grant Date	Expir’n Date
Peter Bradshaw	40,000	$0.45	2/16/99	5/23/04
	150,000	$0.39	12/07/99	12/07/04
	75,000	$0.50	6/27/00	6/27/05
	100,000	$0.20	1/22/02	1/22/07
	125,000	$0.55	6/27/02	6/27/07
Robert Watts	20,000	$0.45	2/16/99	5/23/04
	125,000	$0.39	12/07/99	12/07/04
	60,000	$0.50	6/27/00	6/27/05
	50,000	$0.20	1/22/02	1/22/07
	70,000	$0.55	6/27/02	6/27/07
Ronald Britten	40,000	$0.45	2/16/99	5/23/04
	150,000	$0.39	12/07/99	12/07/04
	125,000	$0.50	6/27/00	6/27/05
	100,000	$0.20	1/22/02	1/22/07
	125,000	$0.55	6/27/02	6/27/07
Roderick Kirkham	20,000	$0.45	2/16/99	5/23/04
	120,000	$0.39	12/07/99	12/07/04
	25,000	$0.50	6/27/00	6/27/05
	25,000	$0.20	1/22/02	1/22/07
	40,000	$0.55	6/27/02	6/27/07
William Myckatyn	75,000	$0.45	2/16/99	5/23/04
	20,000	$0.39	12/07/99	12/07/04
	25,000	$0.50	6/27/00	6/27/05
	25,000	$0.20	1/22/02	1/22/07
	40,000	$0.55	6/27/02	6/27/07
Patrick Mars	75,000	$0.19	1/16/02	1/16/07
	40,000	$0.55	6/27/02	6/27/07
Christopher Mitchell	150,000	$0.34	11/04/03	11/04/08

Total Officers/Directors	2,035,000
Total Employees/Consultants	289,000
Total Officers/Directors/Employees	2,324,000

______________________________________________________________________________

Table No. 9 lists, as of 11/30/2003, Directors and Senior Management who beneficially own the Company's warrants and the amount of the Company's warrants owned by the Directors and Senior Management as a group.  Refer to Table No. 11 for more detailed information about warrants outstanding.

Table No. 9

Warrant Holdings of Directors and Senior Management

Warrant Holdings of 5% Shareholders

______________________________________________________________________________

Name	Number of Warrants	Exercise Price Year #1	Exercise Price Year #2	Expiration Date of Share Purchase Warrants
Peter Bradshaw	58,200	$0.60	$0.65	7/02/04

Robert Watts	7,075	$0.60	$0.65	7/02/04

Ronald Britten	17,712	$0.60	$0.65	7/02/04

Total Management/Directors/5%	82,987
Total Employees/Consultants	-
Total Warrants Outstanding	2,512,987

______________________________________________________________________________

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Peter Bradshaw is the only known beneficial owner of 5% or more of the Company’s common shares, holding as of 11/30/2003:

1,061,077 common shares;

 490,000 currently exercisable stock options, and

  58,200 currently exercisable share purchase warrants.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

The participation in private placements of equity by the Company and exercise of stock options/share purchase warrants has led over the last several year to some significant changes in the holdings of major shareholders; table reflects direct holdings of common shares, refer to Table No. 7 for additional information.

	Shares Owned 12/31/2002	Shares Owned 12/31/2001	Shares Owned 12/31/2000

Peter Bradshaw	1,042,077	1,024,677	798,177

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Record Holders.  On 3/26/2003, the shareholders' list for the Company's common shares showed 71 registered shareholders and 23,455,955 shares issued and outstanding.  Nine of these shareholders were US residents, owning 1,180,966 shares representing 5.0% of the issued and outstanding common shares.

The Company has researched the indirect holding by depository institutions and other financial institutions and estimates that there are nine "holders of record" resident in the United States, holding the aforementioned 1,180,966 common shares.

The Company has researched the indirect holding by depository institutions and estimates that there are 470 "holders of record" resident in Canada.

“Holders of record” include primarily individuals/corporations and exclude depository institutions and stockbrokerage firms.

Based on this research and other research into the indirect holdings of other financial institutions, the Company believes that it has in excess of 540 beneficial owners of its common shares.

7.A.3.  Control of Company.  The Company is a publicly-owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4.  Change of Control of Company Arrangements.

  --– No Disclosure Necessary –--

7.B.  Related Party Transactions

Legal Services

During Fiscal 2002/2001/2000, the Company paid the law firm of Heenan Blaikie, of which Roderick Kirkham is a partner, $39,748 $15,450, and $9,005 for legal services.

Stock For Debt Settlement

During Fiscal 2001, the Company issued 331,250 common shares for $66,250 of funds/debt owed to officers/directors of the Company.

Funds owing to Peter Bradshaw, President

At 12/31/2002, 12/31/2001, and 12/31/2000, Peter Bradshaw was owed $1,138 $78,333, and $70,833, respectively, representing cumulative unpaid portion of his salary.

Administrative Services

During Fiscal 2002/2001/2000, the Company paid to a company controlled by Robert Watts $33,200, $25,000, and $30,000 for administrative services to the Company.

Funds In Trust

The Company established a trust account to hold the equivalent of six months salary for the benefit of Ronald Britten, an officer of the Company.  The trust balance of $59,851 is to be paid to Mr. Britten in the event the Company has insufficient funds for payment of his salary.  The trust expires in October 2004.

Other than as disclosed above, there have been no transactions since 12/31/1998, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C.  Interests of Experts and Counsel

Not applicable

ITEM 8.  FINANCIAL INFORMATION

8.A.  Consolidated Statements and Other Financial Information

The Company's consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the consolidated financial statements.

The consolidated financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of DeVisser Gray, independent Chartered Accountants, are included herein immediately preceding the consolidated financial statements.

Audited Consolidated Financial Statements

for Fiscal 2002/Fiscal 2001/Fiscal 2000 Ended December 31st

Unaudited Interim Consolidated Financial Statements

For the Nine Months Ended 9/30/2003 and 9/30/2002

US/Canadian GAAP difference in respect to the deferral of resource property costs

A major difference exists in respect to the allowable treatment of resource property acquisition and exploration costs under US and Canadian Generally Accepted Accounting Principles (“GAAP”).   Under Canadian GAAP, an enterprise is generally not precluded from deferring such costs during the period prior to the completion of a positive feasibility study on the property or properties to which such costs apply, provided that management intends to continue work on the property and that all other criteria in support the status of the asset, such as an acquisition agreement in good standing, are in place.  Under US GAAP, no deferral of current costs is possible until the property or properties to which they apply have been subject to a final feasibility study showing proven and probable reserves.  Under Canadian GAAP, explicit financial statement footnote disclosure is typically made in all instances where there is uncertainty surrounding the measurability and recoverability of these costs, and such disclosure is provided fully in the case of the Registrant.  Despite this, readers should be aware that this allowable Canadian GAAP financial statement line item treatment of these costs, followed currently by the Registrant, is a more aggressive accounting policy than that allowed by US GAAP standards, and will typically result in materially overstated asset and understated current loss figures relative to those derived following the application of US GAAP to the same costs.  US GAAP standards in connection with the recognition of financial statement assets arising from such costs incurred at this stage of mineral resource development are undeniably higher that the equivalent allowable thresholds, followed by the Registrant currently, under Canadian GAAP.  A detailed analysis of the current financial statement impact of this difference in US and Canadian GAAP is provided at Note 12 to the Company’s audited Consolidated Financial Statements included in this filing.

8.A.7.  Legal/Arbitration Proceedings

The Directors and the management of the Company know of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B.  Significant Changes

No significant change has occurred since the date of the annual financial statements, and/or since the date of the most recent interim financial statements.

ITEM 9.  THE OFFER AND LISTING

9.A.4.  Common Share Trading Information

The Company's common shares began trading on the Canadian Venture Exchange in Vancouver, British Columbia, Canada, on 9/18/1995 (subsequently the TSX Venture Exchange.  The stock symbol is “FPX”.  The CUSIP number is #335937-10-8.

Table No. 10 lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for the last six months, the last twelve fiscal quarters, and last five fiscal years.

Table No. 10

TSX Venture Exchange

 Common Shares Trading Activity

(Canadian Dollars)

______________________________________________________________________________

Period Ended	Volume	High	Low	Close
November 2003	880,677	0.37	0.27	0.33
October 2003	981,963	0.30	0.245	0.31
September 2003	525,830	0.315	0.20	0.28
August 2003	476,000	0.30	0.18	0.30
July 2003	154,500	0.26	0.17	0.215
June 2003	515,850	0.235	0.16	0.18
May 2003	863,000	0.36	0.225	0.25
April 2003	171,200	0.42	0.31	0.31
March 2003	1,413,747	0.48	0.34	0.36

Quarter Ended 9/30/03	1,156,330	0.315	0.17	0.28
Quarter Ended 6/30/03	1,550,050	0.42	0.16	0.18
Quarter Ended 3/31/03	4,031,616	0.58	0.23	0.47
Quarter Ended 12/31/02	1,434,611	0.34	0.12	0.29
Quarter Ended 9/30/02	1,258,603	0.57	0.22	0.24
Quarter Ended 6/30/02	4,583,257	0.60	0.37	0.55
Quarter Ended 3/31/02	3,638,906	0.46	0.16	0.44
Quarter Ended 12/31/01	642,500	0.30	0.15	0.16
Quarter Ended 9/30/01	232,750	0.28	0.14	0.20
Quarter Ended 6/30/01	208,100	0.30	0.18	0.22
Quarter Ended 3/31/01	218,000	0.30	0.15	0.20
Quarter Ended 12/31/00	527,442	0.24	0.08	0.20
Quarter Ended 9/30/00	733,177	0.55	0.20	0.24
Quarter Ended 6/30/00	1,302,398	0.70	0.31	0.47

Year Ended 12/31/02	10,915,377	0.60	0.12	0.29
Year Ended 12/31/01	1,301,350	0.30	0.14	0.16
Year Ended 12/31/00	2,797,439	0.70	0.08	0.20
Year Ended 12/31/99	1,187,706	0.72	0.30	0.60
Year Ended 12/31/98	2,177,646	0.78	0.30	0.60

______________________________________________________________________________

The TSX Venture Exchange

The TSX Venture Exchange is a result of the acquisition by the Toronto Stock Exchange of the Canadian Venture Exchange (“CDNX”) from its member firms on 8/1/2001.  The CDNX resulted from the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange that took place on 11/29/1999, to form the CDNX.  The TSX Venture Exchange currently operates as a complementary but independent exchange from its parent, the Toronto Stock Exchange.

9.A.5.  Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Trust Company of Canada (located in Vancouver, British Columbia, Canada), the registrar and transfer agent for the common shares.

Common Share Description

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Alberta Business Corporations Act (“Act”).  Unless the Act or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company's Articles and the Alberta Business Corporations Act contain provisions that require a "special resolution" for effecting certain corporate actions.  Such a "special resolution" requires a two-thirds vote of shareholders rather than a simple majority for passage.  The principle corporate actions that require a "special resolution" include:

a.  Changing the Company name;

b.  Adding/changing/removing any restriction on the business or businesses that the Company may carry on;

c.  Changing the maximum number of shares that the Company is authorized to issue;

d.  Creating a new class of shares;

e.  Changing the designation of all or any of its shares, and adding/changing/removing any rights/privileges/restrictions and conditions, including rights to accrued dividends, in

    respect of all or any of its shares, whether issued/unissued;

f.  Changing the number of any class or series, whether issued or unissued, into a different number of shares of the same class or series or into the same or a different number of

    shares or other classes or series.

g.  Dividing a class of shares, whether issued/unissued, into series and fixing the number of shares in each series and the rights/privileges/restrictions/conditions of that series;

h.  Authorizing the Directors to divide any class of unissued shares into series and fixing the number of shares in each series and the rights/privileges/restrictions/conditions of that series;

i.  Authorizing the Directors to change the rights/privileges/

    restrictions/conditions attached to unissued shares of any series;

j.  Revoking/diminishing/enlarging any authority conferred under

    (h) and (i);

k.  Increasing/decreasing the number of Directors or the minimum or maximum number of Directors, subject to other rules;

l.  Subject to section 45(8), adding/changing/removing any

    other provision that is permitted by the Alberta Business

    Corporations Act to be set out in the Articles;

m.  Amending the Articles of Incorporation;

n.  Shareholder approval of an amalgamation agreement;

o.  Continuance of the Company into another jurisdiction;

p.  Disposing of all or substantially all of the Company's

    assets and liabilities; and

q.  Dissolution of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends.

Flow-Through Common Shares

"Flow-through" shares differ from other shares of common stock in only one aspect, all other rights of the shareholder remain unchanged.  Companies must specifically identify the expenditures associated with the funds raised through the sale of flow-through shares.  Companies raising capital through flow-through shares expend the funds on natural resource exploration.  The tax benefits (depreciation, amortization, etc.) connected with the expenditures flow through to the shareholder rather than the corporation.  These tax benefits are available only to shareholders residing in Canada.  Shareholders residing in the United States and other non-Canadian shareholders, receive no tax benefits through the purchase of flow-through shares.

Share Purchase Warrants

Table No. 11 lists, as of 11/30/2003, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.  As of 11/30/2003, the Company was aware of 32 holders of its 2,512,987 share purchase warrants, 27 of whom were resident in Canada or the United States.  These warrants, issued in conjunction with private placements, are non-transferable.

Table No. 11

Share Purchase Warrants Outstanding

_______________________________________________________       _______________________

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants
12/14/2001	1,375,000	625,000	$0.25	$0.30	12/14/2003
1/04/2002	125,000	125,000	$0.25	$0.30	1/04/2004
5/12/2002	1,625,000	1,591,000	$0.30	$0.35	5/12/2004
7/02/2002	82,987	82,987	$0.60	$0.65	7/02/2004
4/28/2003	89,000	89,000	$0.52	$0.62	4/28/2005

_________________________________________       ___________ _________________________

9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

  --- No Disclosure Necessary ---

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange.

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of 12/31/2002, the authorized capital of the Company was an unlimited number of common shares without par value and an unlimited number of Class A and Class B preferred shares without par value.  At this date, there were 22,839,954 common shares issued and outstanding.

10.A.2.  Shares Not Representing Capital.

10.A.3.  Shares Held By Company.

--- Not Disclosure Necessary ---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

--- Refer to ITEM #6.E. and Table No. 7. ---

10.A.6.  History of Share Capital

Fiscal 1997:
Agent Warrant Exercise	100,000	Shares	$10,000
Special Warrants Conversion	2,875,000	Units	2,512,638
Private Placement	20,000	Shares	18,000
Flow-Through Private Placement	220,000	Shares	166,244

Fiscal 1998
Private Placements	1,700,000	Units	$850,000
Mineral Property	45,000	Shares	22,500

Fiscal 1999
Private Placements	462,500	Units	$228,811
Finder’s Fee	10,000	Shares	6,500
Mineral Properties	85,000	Shares	42,500

Fiscal 2000
Mineral Properties	10,000	Shares	$5,000
Short-Form Offering	1,800,000	Units	575,180
Private Placements	1,858,889	Units	655,643

Fiscal 2001
Shares for Debt	331,250	Shares	$66,250
Mineral Properties	100,000	Shares	20,000
Private Placement F-T	725,500	Units	146,852
Broker’s Fee	25,000	Shares	---
Private Placement	1,375,000	Units	270,000

Fiscal 2002
Private Placement	125,000	Units	$25,000
Private Placement	1,197,500	Units	203,575
Brokered Private Placement	2,000,000	Units	600,000
Private Placement	500,000	Units	150,000
Exercise of Share Options	45,000	Shares	95,000
Exercise of Warrants	1,874,340	Shares	871,495
Mineral Properties	100,000	Shares	55,000
Private Placement	165,975	Units	87,967

Fiscal 2003 (through 11/30/03)
Private Placement	178,000	Units	$74,760
Exercise of Warrants	566,000	Shares	142,750
Exercise of Options	50,000	Shares	16,000
Exercise of Warrants	9,000	Shares	2,700
Exercise of Warrants	750,000	Shares	225,000
Mineral Properties	15,000	Shares	4,575

10.A.7.  Resolutions/Authorizations/Approvals

--- Not Disclosure Necessary ---

10.B.  Memorandum and Articles of Association

Objects and Purposes

The Articles of Incorporation place no restrictions upon the type of business that the Company may engage in.

Borrowing Powers of Directors, Part 3.1 of the Articles

Without limiting the borrowing powers of the Company as set forth in the Alberta Business Corporations Act (the “Act”), the board is authorized from time to time:

a)  to borrow money upon the credit of the Company in such amounts and on such terms as may be deemed expedient by obtaining loans or advances or by way of overdraft or otherwise;

b)  to issue, re-issue, sell or pledge bonds, debentures, notes or other evidence of indebtedness or guarantee of the Company, whether secured or unsecured for such sums and at such prices as may be deemed expedient;

c)  subject to the Act, to issue guarantees on behalf of the Company to secure the performance of the obligations of any person; and

d) to charge, mortgage, hypothecate, pledge or otherwise crease a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property and undertaking of the Company, including book debts, rights, powers and franchises for the purpose of securing any such bonds, debentures, notes or other evidences of indebtedness or guarantees or any other present or future indebtedness or liability of the Company.

Qualifications of Directors, Part 4.2 of the Articles

No person shall be qualified for election as a Director if he is less than eighteen (18) years of age; if he is of unsound mind and has been so found by a Court in Canada or elsewhere; if he is not an individual; or if he has the status of bankrupt.  A Director need not be a shareholder.  At least fifty percent (50%) of the Directors shall be resident Canadians.  When required by the Act, but not otherwise, at least two Directors shall not be officers or employees of the Corporation or its affiliates.

Disclosure of Interest of Directors, Part 4.18 of Articles

A Director or officer who is party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with the Company shall disclose the nature and extent of his interest at the time and in the manner provided by the Act.  Any such contract or proposed contract shall be referred to the Board of Directors for approval even is such contract is one that in the ordinary course of the Company’s business would not require approval by the Board or shareholders, and a Director interested in a contract so referred to the Board shall not vote on any resolution to approve the same except as provided by the Act.

Special Rights, Privileges, Restrictions and Conditions

Attaching to Each Class of Shares

(a) Dividends.  Subject to any rights, privileges, restrictions and conditions which may have been determined by the Directors to which any series of preferred shares, the Directors shall have complete uncontrolled discretion to pay dividends on any class or classes of shares or any series within a class of shares issued and outstanding in any particular year to the exclusion of any other class or classes of shares or any series within a class of shares out of any or all profits or surplus available for dividends.

(b) Repayment of Capital.  On the winding-up, liquidation or dissolution of the Company or upon the happening of any other event giving rise to a distribution of the Company’s assets other than by way of dividend amongst its shareholders for the purposes of winding-up its affairs, subject to any rights, privileges, restrictions and conditions which may have been determined by the Directors to attach to any series of Preferred Shares, holders of all shares shall be entitled to participate pari passu.

(c) Voting Rights and Restrictions of Common Shares.  At all meetings of shareholders of the Company, each holder of common shares shall be entitles to one vote for each common share held.

(d) Restrictions on Share Transfers.

i. Shareholders have no specified rights to share in the profits of the Company and there are no sinking fund provisions or shareholder liability to further capital calls by the Company.

ii. There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

iii. The rights of holders of the Company’s stock can only be altered by a Special Shareholders’ meeting.

iv. Rules pertaining to annual general meetings and extraordinary general meetings of shareholders are described in Section Ten of the Company’s Articles.  These rules are summarized as follows:

v. The annual meeting of shareholders shall be held at such time in each year at such place as the board, the chairman of the board, the managing director or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the Alberta Corporations Act to be placed before the annual meeting, electing directors if required, appointing auditors if required and transacting such other business as may properly be brought before the meeting.  Meetings of the shareholders shall be held at the registered office of the Company or elsewhere in the municipality in which the registered office is situated or, if the board shall so determine, at some other place in Canada.  The board, the chairman of the board or the president shall have power to call a special meeting of the shareholders at any time.

vi. There are no limitations on the rights to own securities.

vii. There are no provisions of the Company’s articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

viii. Although not expressly enumerated in the Articles, pursuant to Canadian regulations, shareholder ownership must be disclosed by any shareholder who owns more than 10% of the Company’s common stock.

Other Issues

Neither the Company’s memorandum/articles/by-laws nor Alberta law permit: staggered terms for Directors; cumulative voting; shareholder approval of corporate matter by written consent; or the adoption of various “poison pill” measures precluding shareholders from realizing a potential premium over the market value of their shares.

10.C.  Material Contracts

--- No Disclosure Necessary ---

10.D.  Exchange Controls

Except as discussed in ITEM #10.E., the Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the common shares.  There are no limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the charter or other constituent documents of the Company.

The Investment Canada Act (the "IC Act") governs acquisitions of Canadian business by a non-Canadian person or entity.  The IC Act requires a non-Canadian (as defined in the IC Act) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada.  The IC Act provides, among other things, for a review of an investment in the event of acquisition of "control" in certain Canadian businesses in the following circumstances:

1. If the investor is a non-Canadian and is a national of a country belonging to the North American Free Trade Agreement ("NAFTA") and/or the World Trade Organization ("WTO") ("NAFTA or WTO National"), any direct acquisition having an asset value exceeding $179,000,000 is reviewable.  This amount is subject to an annual adjustment on the basis of a prescribed formula in the IC Act to reflect inflation and real growth within Canada.  This threshold level does not apply in certain sections of Canadian industry, such as uranium, financial services (except insurance), transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings on audio or video music recordings), to which lower thresholds as prescribed in the IC Act are applicable.

2. If the investor is a non-Canadian and is not a NAFTA or WTO National, any direct acquisition having an asset value exceeding $5,000,000 and any indirect acquisition having an asset value exceeding $50,000,000 is reviewable.

3. If the investor is a non-Canadian and is NAFTA or WTO National, an indirect acquisition of control is reviewable if the value of the assets of the business located in Canada represents more than 50% of the asset value of the transaction or the business is involved in uranium, financial services, transportation services or cultural services.

Finally, certain transactions prescribed in the IC Act are exempted from review altogether.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the IC Act: (i) the acquisition of all or substantially all of the assets used in carrying on business in Canada; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on business in Canada; or (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on business in Canada.

An acquisition of a majority of the voting shares of a Canadian entity, including a corporation, is deemed an acquisition of control under the IC Act.  However, under the IC Act, there is a rebuttable presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation are held by a non-Canadian person or entity.  An acquisition of less than one-third of the voting shares of a Canadian corporation is deemed not to be an acquisition of control.  An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian corporation is presumed to be an acquisition of control unless it can be established that, on the acquisition, the Canadian corporation is not, in fact, controlled by the acquirer through the ownership of voting shares.  For partnerships, trusts, joint ventures or other unincorporated Canadian entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In addition, if a Canadian corporation is controlled by a non-Canadian, the acquisition of control of any other Canadian corporation by such corporation may be subject to the prior approval of the Investment Review Division, unless it can be established that the Canadian corporation is not in fact controlled by the acquirer through the ownership of voting shares.

Where an investment is reviewable under the IC Act, the investment may not be implemented unless it is likely to be of net benefit to Canada.  If an applicant is unable to satisfy the Minister responsible for Industry Canada that the investment is likely to be of net benefit to Canada, the applicant may not proceed with the investment.  Alternatively, an acquirer may be required to divest control of the Canadian business that is the subject of the investment.

In addition to the foregoing, the IC Act provides for formal notification under the IC Act of all other acquisitions of control by Canadian businesses by non-Canadian investors.  The notification process consists of filing a notification within 30 days following the implementation of an investment, which notification is for information, as opposed to review, purposes.

10.E.  Taxation

Canadian Federal Income Tax Considerations

The following summary discusses only the Canadian federal income tax considerations generally applicable to a holder (a "Holder") of one or more common shares of the Company who, for the purposes of the Income Tax Act (Canada) (the "Tax Act") is a non-resident of Canada who holds common shares as capital property.  The summary deals with the provisions of the Tax Act in force on 12/31/1999.  It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules.  Holders and prospective holders are encouraged to consult their own tax advisers with respect to their particular circumstances.

Dividends

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares.  Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the "Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%.  If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend.  The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Tax Act.  Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company.  The Canadian Venture Exchange is a prescribed stock exchange under the Tax Act.  A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada.  The Holder may, subject to certain limitations, deduct three-quarters of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Taxation

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Company's common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares.  The gain or loss will be a capital gain or capital loss if the Company's common shares are a capital asset in the hands of the U.S. Taxpayer.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company's common shares.  A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability.  A domestic corporation that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Company's common shares.

Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255.  In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return.  Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

Holders and prospective holders should therefore consult their own tax advisers with respect to their particular circumstances.

10.F.  Dividends and Paying Agents

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders.  The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G.  Statement by Experts

The Company’s auditors for its financial statements for each of the preceding two years was DeVisser Gray, Chartered Accountants, 905 West Pender Street, #401, Vancouver, British Columbia, Canada  V6C 1L6.  They are members of the British Columbia Institute of Chartered Accountants.  Their audit reports for Fiscal 2002/2001 and for Fiscal 2000/1999 are included with the related financial statements in this Annual Report.

10.H.  Document on Display    --- Not Disclosure Necessary ---

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The company’s mineral properties are all currently at the exploration stage and the Company’s operations are limited to exploring those properties. Therefore, the Company’s market risks are minimal. The Company does, however, have future property exploration requirements due in United States currency. As a Canadian Company, the Company’s cash balances are kept in Canadian funds. Therefore, First Point is exposed to some interest rate risk. The Company considers the amount of risk to be manageable and does not currently, nor is likely in the foreseeable future, conduct hedging to reduce its exchange rate risk.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities  --- No Disclosure Necessary ---

12.B.  Warrants and Rights  --- No Disclosure Necessary ---

12.C.  Other Securities  --- No Disclosure Necessary ---

12.D.  American Depository Shares  -- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

  --- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS

          --- No Disclosure Necessary ---

ITEM 15.  Controls and Procedures

Within 90 days prior to the filing date of this report, the Company, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer Peter Bradshaw and Chief Financial Officer J. Christopher Mitchell, has evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-14(c) under the Securities Exchange Act of 1934, as amended. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or the Company’s consolidated subsidiaries) required to be included in this Form 20-F Annual Report.

There were no significant changes made in the Company’s internal controls or, to the Company’s knowledge, in other factors that could significantly affect these controls subsequent to the date of their evaluation.

ITEM 16.  RESERVED

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the consolidated financial statements.

The consolidated financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of DeVisser Gray, independent Chartered Accountants, are included herein immediately preceding the consolidated financial statements.

Audited Consolidated Financial Statements

Fiscal 2002/Fiscal 2001/Fiscal 2000

Auditor's Report, dated 3/25/2003

Consolidated Balance Sheets at 12/31/2002 and 12/31/2001

Consolidated Statements of Operations and Deficit

 for the years ended 12/31/2002, 12/31/2001, and 12/31/2000

Statements of Cash Flows

 for the years ended 12/31/2002, 12/31/2001, and 12/31/2000

Consolidated Schedule of Mineral Property Costs

 for the years ended 12/31/2002, 12/31/2001, and 12/31/2000

Notes to Financial Statements

Unaudited Consolidated Financial Statements

Nine Months Ended 9/30/2003 and 9/30/2002

Consolidated Balance Sheets at 9/30/2003 and 9/30/2002

Consolidated Statements of Operations and Deficit

 for the Nine months ended 9/30/2003 and 9/30/2002

Statements of Cash Flows

 for the Nine months ended 9/30/2003 and 9/30/2002

Consolidated Schedule of Mineral Property Costs

 for the Nine months ended 9/30/2003 and 9/30/2002

Notes to Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide consolidated financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

                                                             Page

1. Articles of Incorporation/Bylaws as currently in effect:   101

   1.1.  Certificate of Incorporation, dated 2/02/1995

   1.2.  Certificate of Name Change,   dated 1/10/1997

   1.3.  Articles/By-Laws

2.  Instruments defining the rights of holders of

     equity or debt securities being registered.

        --- Refer to Exhibit No. 1 ---

3.  Voting Trust Agreements:  No Disclosure Necessary

4.  Material Contracts:

    --- No Disclosure Necessary ---

5.  Foreign Patents: No Disclosure Necessary

6.  Earnings Per Share Calculation: No Disclosure Necessary

7.  Ratio of Earnings To Fixed Charges: No Disclosure Necessary

8.  List of Subsidiaries: No Disclosure Necessary

9.  Statement Regarding Date of Financial Statements:

      --- No Disclosure Necessary ---

10.  Additional Exhibits:

a.  Consent of CEO pursuant to Securities Exchange Act Rules

    13a-14 and 15d-14

b.  Consent of CFO pursuant to Securities Exchange Act Rules

    13a-14 and 15d-14

c.  Certification pursuant to 18 U.S.C. Section 1350

SIGNATURE PAGE

Glossary of Terms

Certain terms used in this Annual Report are defined below.

Adit:  A horizontal or nearly horizontal tunnel made for exploration or mining.

Alteration zones:  portions of bedrock where the mineralogic composition of the rock has been changed by physical or chemical means, especially by the actions of hydrothermal solutions.

Andesite:  A dark-colored, fine grained volcanic rock.

Anomalies:  deviations from uniformity or regularity in geophysical or geochemical quantities.

Anomalous values:  results of geophysical or geochemical testing which deviate from the expected or calculated value.

Archean:  rocks formed during the earliest part of Precambrian time, prior to 2,500 million years before present.

Arenaceous:  Rocks with a high sand component in their make up.

AQ:  Diameter of core from diamond drilling, approximately 27mm.

Base metal:  any of the more common and more chemically active metals, e.g. lead, copper and zinc.

Bedrock conductors:  portions of consolidated earth material which offers a low resistance to the passage of an electric current.

Breccia:  A rock composed of angular broken fragments held together by mineral cement or a fine-grained matrix.

Channel Sample:  A sample taken continuously over a specified distance.

Chromium:  A metal used for corrosion-resistant steels and whose compounds have many beautiful colors.

Cross-cut:  a mining tunnel driven perpendicular to the dominant trend of a vein or ore bearing structure.

Cut-off grade:  the lowest grade of mineralized material considered economic to mine and process; used in the calculation of reserves.

Diabase:  A dark-colored very fine grained and hard intrusive rock.

Diamond drill holes:  a drilling method whereby rock is drilled with a diamond impregnated, hollow drilling bit which produces a continuous, in-situ record of the rock mass intersected in the form of solid cylinders of rock which are referred to as core.

Differentiated:  A natural process during cooling of rocks where by one type of rock can solidify first followed by another kind.

Drive:  a mining tunnel driven parallel to the dominant trend of a vein or ore bearing structure.

Dyke:  An igneous mass injected into a fissure in rock.

Electromagnetic:  of, produced by or having to do with magnetic fields associated with currents artificially or naturally maintained in the sub-surface of the earth.

Epiclastic:  Sediments consisting of weathered products of older rock.

Feasibility study:  a definitive engineering estimate of all costs, revenues, equipment requirements, and production levels likely to be achieved if a mine is developed.  The study is used to define the economic viability of a project and to support the search for project financing.

Felsic:  an igneous rock made up of light colored minerals; composed primarily of feldspar and silica.

Float:  Rock this is not outcrop and has been transported some distance from its source.

Gabbro:  A course grained mottled dark and white igneous rock.

-genic:  meaning suitable to or pertaining to, e.g. syngenetic, meaning a ore deposit formed contemporaneously with the enclosing rocks

Geochemistry:  The measurement of trace elements in naturally occurring rocks, soils and stream sediments as a means of detecting mineralization.

Geochemical sampling:  a mineral exploration method whereby samples of soil, stream sediments, rocks, etal. are collected in a systematic way and analyzed for a suite of elements.

Geophysical:  relating to the physical properties, e.g. magnetic, seismic,et.al. of the earth and rock materials.

Gold or Au:  A gold metallic element that is ductile and very malleable.  This precious metal has industrial applications a well as being monetary value and used in jewelry.

Gossan:  Brown to orange to red colored rocks and soil, where the color is due to weathering sulphides.

Grade:  the amount of valuable mineral in each tonne of ore, expressed as ounces per ton or grams per tonne for precious metal and as a percentage by weight for other metals.

Grab Sample:  Sample of selected rock or saprolite collected at random from within a restricted area of interest.

Grid:  a systematic array of points or lines; e.g. a rectangular pattern of pits, boreholes or data collection locations used in mineral exploration.

Ground magnetic survey:  a mineral exploration method involving the use of hand held magnetometer instruments which measure the intensity of the earth’s magnetic field.  The survey usually takes the form of a regular pattern of parallel lines designed to cover the survey area with the objective of identifying magnetic anomalies, which may be indicative of hidden mineralization.

g/t:  Grams per metric tonne.

Hanging wall:  the overlying side of a fault, ore body, or mine working, in particular the wall rock above a fault or inclined vein.

Heap leach:  a relatively inexpensive processing method based on hydrometallurgical technology, whereby crushed rock is placed on an impermeable liner and is sprayed with a cyanide solution.  The resulting gold bearing liquid is collected and the gold is recovered employing conventional technologies culminating in smelting and doré production.

Heterolithic:  Composed of fragments of several different rock types.

Host rock:  a volume of rock within which the orebody occurs.

Hydrogeological studies:  studies concerning the occurrence, movement and condition of ground water.

Hydrothermal solutions:  heated water, with or without demonstrable association with igneous processes.

In-situ-resource:  a tonnage of mineralized rock of intrinsic economic interest, the grades and limits of which are known with a specified degree of knowledge, expressed in terms of the material as it exists in the ground prior to mining.

IP (induced polarization):  a geophysical technique for detecting buried disseminated sulphides through the application to the ground of electrical currents.

IP survey:  systematic completion of IP on a grid over the area of interest.

Intrusive:  Rock mass formed below the earth’s surface from magma, which has intruded into a pre-existing rock mass.

Komatiite:  A volcanic rock with s distinctive texture.

Lead or Pb:  A soft, bluish metal that is ductile, heavy and acid resistant.

Limestone:  A rock composed principally of calcium carbonate, used as an essential ingredient in making cement.

Lineament:  a linear feature in the earth’s crust generally coincident with a geological fault.

Lithogeochemical:  relating to the trace element and major oxide chemistry of rocks to define alteration systems associated with mineralization.

Lithological contact:  a boundary between two different rock types.

Lode - a tabular or vein-like deposit of valuable minerals between well defined walls of rock.

Mafic:  an igneous rock composed chiefly of one or more ferromagnesian (containing iron and magnesium), dark colored minerals.

Mafic-ultramafic:  A dark colored intrusive rock.

Magnetic: having the property of attracting iron or steel, like a magnet.

Metamorphosed:  a term used to describe a rock mass which has been subjected to metamorphism.  Metamorphism is a geological process where the original mineral composition of a rock is changed or metamorphosed in response to local or regional scale changes in temperature, pressure and the action of chemically active fluids.

Metamorphism:  A natural process of heat and compression that changes rocks.

Metagabbro:  A gabbro that has been metamorphosed.

Metapyroxenite:  A pyroxenite that has been metamorphosed.

Metasediments:  sedimentary rocks, which are rocks formed out of the consolidation of sediment settled out of water, ice or air, which have been metamorphosed.

Mineralization:  the process by which a mineral or minerals, usually metals, are introduced into a rock, resulting in an economically valuable or potentially valuable deposit.  Also refers to mineral-bearing rock that has been identified by widely spaced drilling.

Mineralized material:  a mineralized volume of rock which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals to warrant further exploration.  Such a deposit does not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility.

Net Smelter Return:  A royalty payment made by a producer of metals based on gross mineral production from the property, less deductions of certain limited costs including smelter, refining, transportation and insurance costs.

Nickel or Ni:  A white metallic metal, very malleable and ductile, largely used in alloys because of its corrosion resisting property.

NSR:  Net smelter return.

Outcrop:  Bedrock which is exposed at surface, and is not covered by soil or other material.

Overburden:  barren rock material, usually unconsolidated, overlying a mineral deposit and which must be removed prior to mining.

Palladium or Pd:  A silver-white metallic chemical element.  The metal and its alloys is used in electrical contacts, precision instruments and jewelry and as a catalyst in the chemical industry particularly for automobile exhaust systems to help control pollution.

Phanerozoic:  that part of geologic time for which, in the corresponding rocks, the evidence of life is abundant; geologic time from 570 million years ago to the present.

Phanerozoic Basin:  a general term for a depressed, Phanerozoic aged sediment filled area.

Placer mining:  the extraction of gold from loosely consolidated material, often a riverbed.

Platinum or Pt:  A silver-white metallic chemical element. It has a high melting point and is resistant to chemical attack.  The pure metal and its alloys are used in jewelry, electrical contacts, in laboratories as an acid resistant material and as an important catalyst.

PGM:  Platinum group metals, which includes platinum, palladium, ruthenium, osmium, rhodium and iridium.

Proterozoic:  Rocks formed between 1 and 2.2 billion years ago.

Pyrite:  A gold colored rock composed of iron and sulphur.

Pyroclastic:  Material ejected into the air from a volcanic vent.

Pyroxenite:  A dark rock composed of the mineral pyroxene.

Quartz or qtz:  A very common hard rock forming mineral, generally clear to white but can be a variety of colors.

Probable reserves:  reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are further apart or otherwise less adequately spaced.  The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Proterozoic:  the second oldest geological period after Archaean.

Proven reserves:  reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, working or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling, and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth, and mineral content of reserves are well-established.

Plutonic rocks:  a rock formed at considerable depth below the earth’s surface by crystallization of magma.

Raking:  angle between a linear feature and the horizontal measured in the plane that contains the two.

Reserve:  that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Reverse circulation drilling:  a type of rotary drilling that uses a double-walled drill pipe.  Compressed air, water or other drilling medium is forced down the space between the two pipes to the drill bit and the drilled chips are flushed back up to the surface through the center tube of the drill pipe.

Reverse circulation holes:  a drilling method employing dual walled drill rods fitted with either a hammer or rotary drilling bit.  The pressurized drilling fluid (air or water) travels down the outer annulus and the return fluid travels up the center of the drill rod carrying the sample of rock chips and dust-sized particles to the surface.

Saprolite:  Rock that has weathered to clay, but is in place and has not been moved by erosion or other forces.

Schist:  a metamorphic rock characterized by a well-developed parallel orientation of more than 50% of the minerals present.

Scree:  Boulders and related debris which has fallen or slid down a steep embankment, hill or cliff.

Sediments:  Rocks, which are composed of various proportions of clay, silt, sand, gravel and pebbles.

Sedimentary:  formed by the deposition of solid fragmented material that originates from weathering of rocks and is transported from a source to a site of deposition.

Shearing:  the resulting action from stresses that cause or tend to cause contiguous parts of a body to slide relatively to each other in a direction parallel to their plane of contact.

Shear zones:  linear areas of weakness along which a failure occurred whereby the portion of mass on one side of the area slides past the portion on the opposite side and which often form conduits for mineralizing fluids.

Silver or Ag:  A white metallic element that is ductile, malleable and capable of high polish. This precious metal has major industrial applications in photography, x-ray films, electronics and electrical contacts, batteries, brazing alloys, catalysts, mirrors, jewelry and sterling ware.

Stock:  An intrusive body that is very approximately circular and generally less than 100m to 200m across.

Stockwork: a mineral deposit in the form of a branching or interlocking network of veinlets.

stockwork of quartz veins:  a crosscutting network of fractures filled with quartz.

Strata:  A section of a formation that consist throughout of essentially the same kind of rock.

Stratigraphy:  the arrangement of rock strata, especially as to geographic position and chronologic order of sequence.

Strike:  geological measurement of the direction of a horizontal line on the surface of the bed.

Stripping ratio:  ratio of waste to ore.

Sulphides:  A rock whose dominant component is the element sulphur.

Supracrustal rocks:  rocks that overlie the basement.  Basement is defined as a complex of undifferentiated rocks that underlies the oldest identifiable rocks in the area.

Tectonic: pertaining to the forces involved in, or the resulting structures or features of the large scale architecture of the upper part of the Earth’s crust.

Tectonized:  a rock mass that has been severally modified by folding and/or faulting.

Tertiary:  that portion of the geologic sedimentary section younger than the Cretaceous and older than the Quaternary ranging in age from approximately 55 million to 2 million years old.

Tuff:  A rock formed by volcanic fragments generally less than 4 mm.

Uchi Volcanic-Plutonic Subprovince:  a sub-region of the Superior Structural Province that is made up of several greenstone assemblages, including the Rice Lake Greenstone Belt.

Vein:  sheet-like body of minerals formed by fracture filling or replacement of the host rock.

VLF (very low frequency):  a geophysical technique which utilizes the magnetic components of the electromagnetic field generated by long distance radio transmitters to delineate geological structures.

VMS (volcanogenic massive sulfide) deposits:  deposits of base and precious metals were formed as layers at the bottom of bodies of water from sulfur-rich material erupted during volcanic activity

Volcanic:  pertaining to the activities, structures or rock types of a volcano.

Winze:  a vertical shaft in a mine sunk or excavated from top to bottom.

Zinc or Zn:  A bluish-white metallic element resistant to atmospheric corrosion.

CONVERSION  TABLE

The following table sets forth certain standard conversions from Standard Imperial units to the International System of Units (or metric units).

To Convert From	To	Multiply By
Feet Meters Miles Kilometers Acres Hectares Grams Ounces (troy) Tonnes Short tons Grams per tonne Ounces (troy) per tonne	Meters Feet Kilometers Miles Hectares Acres Ounces (troy) Grams Short tons Tonnes Ounces (troy) Grams per tonne	0.305 3.281 1.609 0.621 0.405 2.471 0.032 31.103 1.102 0.907 0.029 34.438

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

First Point Minerals Corporation

Registrant

Dated: February 24, 2004               Signed: /s/ Peter Bradshaw_______

                  Peter Bradshaw,

                                                                              President, CEO and Director

FIRST POINT MINERALS CORP.

Consolidated Financial Statements

December 31, 2002

and

December 31, 2001

D E  V I S S E R  G R A Y

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

AUDITORS’ REPORT

To the Shareholders of First Point Minerals Corp.,

We have audited the consolidated balance sheets of First Point Minerals Corp. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows, and the consolidated schedule of mineral property costs for each of the years in the three year period then ended December 31, 2002.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

March 25, 2003

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements.  Although we conducted our audits in accordance with both Canadian and U.S. generally accepted auditing standards, our report to the shareholders dated March 25, 2003 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are disclosed in the financial statements.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

March 25, 2003

See notes to the consolidated financial statements

FIRST POINT MINERALS CORP.

Consolidated Balance Sheets

As at December 31,

	2002 $	2001 $
ASSETS
Current
Cash	946,333	198,936
Amounts receivable	59,052	9,706
Prepaid expenses	24,242	19,219
	1,029,627	227,861

Funds in trust (note 8)	59,851	59,085
Capital assets (note 3)	29,242	24,109
Mineral properties (note 4)	2,738,686	2,315,852
	3,857,406	2,626,907

LIABILITIES

Current
Accounts payable and accrued liabilities	7,097	100,575

SHAREHOLDERS’ EQUITY

Share capital (note 5)	8,015,161	6,109,278
Deficit	(4,164,852)	(3,582,946)
	3,850,309	2,526,332
	3,857,406	2,626,907

See notes to the consolidated financial statements

FIRST POINT MINERALS CORP.

Consolidated Statements of Operations and Deficit

For the Years Ended December 31,

	2002 $	2001 $	2000 $
Revenue
Interest	13,480	8,416	19,157
Other income	-	-	19,920
	13,480	8,416	39,077
Expenses
Accounting and audit	14,785	6,124	6,674
Amortization	6,626	6,674	8,818
Communication	5,486	3,252	3,042
Consulting	1,000	9,347	3,739
Foreign exchange gain	(5,926)	(3,108)	(1,187)
General exploration	147,000	132,725	163,129
Insurance	2,055	2,000	876
Legal	20,800	2,236	6,672
Management fees	33,200	10,000	12,000
Office and administration	8,335	3,925	13,797
Rent	12,623	11,564	17,955
Travel and promotion	69,618	4,613	9,290
Trust and filing fees	25,091	7,847	8,890
Wages	78,815	55,741	39,302
Write-off of mineral properties	175,878	-	242,692
	595,386	252,940	535,689

Net loss for the year	(581,906)	(244,524)	(496,612)
Deficit – beginning of the year	(3,582,946)	(3,338,422)	(2,841,810)
Deficit – end of the year	(4,164,852)	(3,582,946)	(3,338,422)

Loss per share (note 6)	$ (0.03)	$ (0.02)	$ (0.04)

FIRST POINT MINERALS CORP.

Consolidated Statements of Cash Flows

For the Years Ended December 31,

2002 $	2001 $	2000 $
Cash provided by (used for):

Operating activities
Net loss for the year	(581,906)	(244,524)	(496,612)
Add items not involving cash:
Amortization	6,626	6,674	8,818
Write-off of mineral property costs	175,878	-	242,692
Interest earned on funds in trust	(766)	(2,590)	(3,995)
	(400,168)	(240,440)	(249,097)
Changes in non-cash working capital Components:
Accounts receivable	(49,346)	11,903	(18,447)
Prepaid expenses	(5,023)	13,779	(28,994)
Accounts payable and accrued liabilities	(93,478)	93,120	46,778
	(548,015)	(121,638)	(249,760)
Financing Activities*
Receipt of funds in trust	-	-	15,000
Cash proceeds from shares issued, net of Cash issue costs	1,850,883	416,852	1,055,823
	1,850,883	416,852	1,070,823
Investing activities*
Mineral property costs	(543,712)	(422,596)	(661,675)
Purchase of capital assets	(11,759)	-	-
	(555,471)	(422,596)	(661,675)

Net cash provided (used) during the year	747,397	(127,382)	159,388
Cash – beginning of the year	198,936	326,318	166,930
Cash – end of the year	946,333	198,936	326,318

*Supplemental disclosure of non-cash financing and investing activities:

•

During the current year, the Company issued 100,000 (2001 - 100,000, 2000 – 10,000) common shares at an aggregate value of $55,000 (2001 - $20,000, 2000 - $5,000) in connection with mineral property acquisition agreements.

•

During the 2001 year, the Company issued 331,250 common shares to settle an aggregate of $66,250 in accrued liabilities, and issued 25,000 shares for a $5,500 finder’s fee.

See notes to the consolidated financial statements

FIRST POINT MINERALS CORPORATION

Consolidated Schedule of Mineral Property Costs

	Balance, December 31, 2000	Expenditures	Balance, December 31, 2001	Expenditures	Write-offs	Balance, December 31, 2002
	$	$	$	$	$	$
HONDURAS
Cedros Property
Acquisition	113,709	18,611	132,320	2,360	-	134,680
Exploration					-
Assays	1,409	-	1,409	-	-	1,409
Field office expenses	58,167	1,264	59,431	3,776	-	63,207
Geological and geophysical	361,809	222	362,031	-	-	362,031
Travel and accommodation	60,954	272	61,226	-	-	61,226
Wages	500,456	1,444	501,900	1,657	-	503,557
	1,096,504	21,813	1,118,317	7,793	-	1,126,110

Cacamuya Property
Acquisition	43,710	20,000	63,710	89,581	-	153,291
Exploration
Assays	41,889	8,446	50,335	32,668	-	83,003
Drilling trenching	237,697	-	237,697	123,821	-	361,518
Field office expenses	7,994	6,282	14,276	93,987	-	108,263
Geological and geophysical	96,007	35,254	131,261	-	-	131,261
Travel and accommodation	46,573	24,455	71,028	29,353	-	100,381
Wages	302,882	218,188	521,070	125,427	-	646,497
	776,752	312,625	1,089,377	494,837	-	1,584,214

Nicaragua
Rio Luna
Acquisition	-)	-)	-)	16,779	-	16,779
Exploration
Field office expenses	-)	-)	-)	4,097	-	4,097
Travel and accommodation	-)	-)	-)	7,486	-	7,486
	-	-	-	28,362	-	28,362
CANADA
Mann Project
Acquisition	-	20,000	20,000	-	(20,000)	-
Exploration
Assays	-	2,349	2,349	256	(2,605)	-
Field office expenses	-	23	23	1,522	(1,545)	-
Geological and geophysical	-	40,339	40,339	-	(40,339)	-
Travel and accommodation	-	5,703	5,703	593	(6,296)	-
Wages	-	39,744	39,744	3,262	(43,006)	-
	-	108,158	108,158	5,633	(113,791)	-

See notes to the consolidated financial statements

FIRST POINT MINERALS CORPORATION

Consolidated Schedule of Mineral Property Costs (continued)

	Balance, December 31, 2000	Expenditures	Balance, December 31, 2001	Expenditures	Write-offs	Balance, December 31, 2002
	$	$	$	$	$	$
CANADA (continued)
Frederick House
Acquisition	-)	-)	-)	1,100	(1,100)	-
Exploration
Assays	-)	-)	-)	1,378	(1,378)	-
Drilling and trenching	-)	-)	-)	28,834	(28,834)	-
Field office expenses	-)	-)	-)	9,895	(9,895)	-
Geological and geophysical	-)	-)	-)	4,271	(4,271)	-
Travel and accommodation	-)	-)	-)	2,418	(2,418)	-
Wages	-)	-)	-)	14,191	(14,191)	-
				62,087	(62,087)	-

TOTAL	1,873,256	442,596	2,315,852	598,712	(175,878)	2,738,686

See notes to the consolidated financial statements

FIRST POINT MINERALS CORP.

Notes to the Consolidated Financial Statements

December 31, 2002 and 2001

1.

NATURE OF OPERATIONS

The Company is incorporated under the Alberta Business Corporations Act and is involved in the acquisition and exploration of property interests that are considered potential sites of economic mineralization.  At the date of the financial statements, the Company has not identified a known body of commercial grade ore on any of its properties and the ability of the Company to realize the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.  As described in note 11, these principles differ in certain respects from principles and practices generally accepted in the United States.  Summarized below are those policies considered particularly significant to the Company.  References to the Company included herein are inclusive of the Canadian parent company and its consolidated subsidiaries.

Deferred Property Costs

Property acquisition costs and related direct exploration costs are deferred until the properties are placed into production, sold or abandoned.  These deferred costs will be amortized on the units-of-production basis over the estimated useful life of the properties following the commencement of production or written-off if the properties are sold, allowed to lapse, or abandoned.

Cost includes the cash consideration paid and the fair market value of any common shares issued on the acquisition of mineral properties.  Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made.  The recorded cost of mineral claims and deferred exploration and development costs represent costs incurred and are not intended to reflect present of future values.

The Company reviews capitalized costs on its property interests on a periodic, or annual, basis and will recognize an impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property.  Management’s assessment of the property’s estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Administrative costs are expensed as incurred.

Capital Assets

Capital assets consist of office furniture and equipment and computer equipment, which are recorded at cost and amortized on the declining-balance basis at rates of 20% and 30% per annum, respectively.

Translation of Foreign Currency

The accounts of foreign operations are translated into Canadian dollars as follows:  monetary assets and liabilities at the rates of exchange prevailing at the balance sheet dates; other assets and liabilities at applicable historical exchange rates; revenues and expenses at the average rate of exchange for the year, except for non-monetary expenses which are recorded at the rates used for the translation of the related assets.  Foreign exchange translation gains and losses are included in current operations.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company’s shares on the TSX Venture Exchange on the date of the agreement to issue the shares and the date of share issuance.  Common shares issued as flow-through shares are issued under an agreement that, as provided for in the Canadian Income Tax Act, the Company transfers to the purchaser of the shares the benefits of the exploration expenditures that are financed by the proceeds of the share issue.

Costs incurred to issue common shares are deducted from share capital.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the continuing viability of mineral property interests and the determination of reclamation obligations and rates for amortization. Actual results could differ from these estimates.

Financial Instruments

The carrying amounts of the Company’s financial instruments, consisting largely of cash, amounts receivable and accounts payable, approximate fair market values because of the limited terms of these instruments. Fair value estimates are made at each balance sheet date, based on relevant market information and information about the financial instruments. Depending on the nature of the financial instrument, these estimates can be subjective in nature and involve uncertainties in significant matters of judgement and, therefore, are inherently imprecise. Changes in assumptions could further significantly affect these estimates.

Stock-Based Compensation

The Company follows the intrinsic value method of accounting for stock options granted to directors and employees.  Under this method, no compensation expense is recorded when stock options are granted to directors and employees if the exercise price of the stock options granted is at or above the current market value.  Any consideration paid by directors and employees on the exercise of stock options is credited to share capital.  The effects of accounting for stock-based compensation to directors and employees as a compensation expense, using the fair value method, is disclosed as pro-forma information.

In connection with this pro-forma disclosure, the Company recognizes the expense in the period the options are vested.

The adoption of this accounting policy for stock-based compensation has been applied prospectively to all stock options granted subsequent to January 1, 2002.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company accounts for and measures future tax asset and liabilities in accordance with the liability method.

Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively-enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.  Assuming the Company’s operations remain at the exploration stage, such an allowance will continue to apply fully for the foreseeable future to all potential income tax assets.  Accordingly, the Company’s accounting policy for future income taxes currently has no effect on the financial statements of any of the fiscal years presented.

3.

CAPITAL ASSETS

	2002			2001
	Cost $	Accumulated Amortization $	Net Book Value $	Cost $	Accumulated Amortization $	Net Book Value $

Computer	26,832	19,779	7,053	21,517	17,894	3,623
Office furniture and equipment	69,080	46,891	22,189	62,636	42,150	20,486
	95,912	66,670	29,242	84,153	60,044	24,109

4.

MINERAL PROPERTIES

HONDURAS

Cedros Property

The Company has an option agreement to acquire a 100% interest in three mineral concessions and exploration permits in the Cedros region.  To earn its interest at any time, the Company must issue 225,000 common shares (none issued to date).  The concessions and permits are subject to a 2% Net Smelter Return (“NSR”) royalty which can be purchased by the Company at any time for U.S.$1,000,000.

Cacamuya Property

The Company acquired an option in July 1999 to purchase a 60% interest in the Cacamuya Property in southern Honduras from Battle Mountain Gold Company ("BMG").  BMG has subsequently become a wholly-owned subsidiary of Newmont Gold Company.

To earn its interest, the Company must incur U.S.$1,000,000 in exploration expenditures (U.S. $813,642 incurred) and issue 700,000 common shares (200,000 issued currently) over five years.  BMG will retain a 0.6% NSR interest in the property.

4.

MINERAL PROPERTIES (continued)

HONDURAS

The Company also has an option to earn the remaining 40% interest in this property from a wholly-owned Honduran subsidiary of Breakwater Resources Ltd. by issuing 500,000 common shares at such time as the Honduran government enacts the regulations to the new Honduran mining code and converts title to the property. Breakwater Resources will retain a sliding scale NSR of 0.4% of the gross sale proceeds starting at US$325/ounce gold and rising to a maximum of 1.2% of the gross sale proceeds at US$400/ounce gold for all gold production, and 0.4% of the gross sale proceeds starting at US$5.25/troy ounce silver and rising to a maximum of 1.2% of the gross sale proceeds at US$7.00/troy ounce silver for all silver production.

CANADA

Mann Project

The Company held an interest in 4 properties in Ontario, collectively known as the Mann Project.  The Company held a 100% interest in the Hall, Garnet and Devonshire properties, and had an option to earn a 50% interest in the Frederick House Property from East West Resources (“EWR”) by making cash payments totaling $60,000 ($20,000 paid) and incurring exploration expenditures of $500,000. In the 256 hectare area of historic trenches within the Frederick House property, Falconbridge retained a 2% net smelter return and had the right to back-in to a 50% interest by making twice the cash payments and exploration expenditures of the previous combined payments and expenditures of EWR and the Company.  In the current year, the Company decided to abandon its interests in the Frederick House and Mann Project properties and wrote off all costs associated with them.

Other Properties

The Company has certain additional property interests located in Canada in the Provinces of Ontario and Quebec.  No material deferred costs have been incurred to date in respect to these properties.

NICARAGUA

Rio Luna Property

During the current year, the Company entered into an option agreement to acquire a 100% interest in the Rio Luna Property in Nicaragua from Terra Nova Resources Inc. (“NRI”) and Inversiones de Tura Nova S.A. (“Intersa”) (a subsidiary of NRI)

To earn its interest, the Company must make a U.S.$7,500 cash option payment to Intersa (paid) and incur U.S.$10,000 in exploration and development expenditures prior to the first anniversary of the option agreement.  To keep the option in good standing the Company must also make option payments to NRI of U.S.$7,500 and 15,000 common shares of the Company prior to or on the first anniversary date of the agreement, U.S.$10,000 prior to or on the second anniversary date, and 60,000 common shares of the Company prior to or on the third anniversary date.

5.

SHARE CAPITAL

Authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of first and second preferred shares.

	Number of Common Shares	$
Common shares:
Issued at December 31, 2000	14,276,389	5,606,176

Shares for accrued liabilities	331,250	66,250
Mineral property acquisition	100,000	20,000
Private placements – flow through (1)	725,500	146,852
Finder’s fee (2)	25,000	-
Private placement – non-flow through (3)	1,375,000	270,000
	2,556,750	503,102
Issued at December 31, 2001	16,833,139	6,109,278

Mineral property acquisition	100,000	55,000
Private placements (4)	4,751,690	1,305,545
Warrants exercised	1,110,125	536,338
Options exercised	45,000	9,000
	6,006,815	1,905,883
Issued at December 31, 2002	22,839,954	8,015,161

(1) net of share issue costs of $8,258

(2) shares issued for finder’s fee of $5,500 also recorded as a share issue cost

(3) net of share issue costs of $5,000

(4) net of share issue costs of $97,104

5.

SHARE CAPITAL (continued)

a)

Summary of warrants and stock options outstanding at December 31, 2002:

Options	Number Outstanding	Exercise Price $	$	Expiry Date
Stock Options	199,000	0.45		February 16, 2004
	50,000	0.32		August 1, 2004
	620,000	0.39		December 27, 2004
	50,000	0.53 .5		February 27, 2005
	50,000	0.55		April 30, 2005
	315,000 ,000	0.50		June 27, 2005
	75,000	0.19		January 16, 2007
	305,000	0.20		January 22, 2007
	50,000	0.53		June 4, 2007
	460,000	0.55		June 27, 2007
	100,000	0.20		December 12, 2007
	2,274,000

Warrants	*598,750	0.25		January 29, 2003
	1,375,000	0.30		December 14, 2003
	125,000	0.30		January 4, 2004
	1,250,000	0.30/0.35		May 12, 2003/2004
	375,000	0.30/0.35		May 12, 2003/2004
	82,987	0.60/0.65		July 2, 2003/2004
	3,806,737
* 57,750 expired unexercised – refer also to note 12

a)

Stock Options

Stock options to purchase common shares have been granted to directors, employees and consultants of the Company at exercise prices determined by their market value on the date of the grant.  At December 31, 2002, the Company had stock options outstanding for 2,274,000 common shares.

Option continuity schedule	Weighted-Average Exercise Price	Number of Options	Weighted-Average Contractual Remaining Life

Balance, December 31, 2000	0.47	1,269,000)	3.81
Granted	0.20	25,000)
Balance, December 31, 2001	0.47	1,294,000)	2.81
Granted	0.39	1,160,000)
Exercised	0.20	(45,000)
Expired or cancelled	0.83	(135,000)
Balance, December 31, 2002	0.41	2,274,000)	3.03

5.   SHARE CAPITAL (continued)

b)

Stock Options (continued)

If the Company had accounted for the stock options granted to directors and employees using the fair value method, the pro-forma effect on net loss and loss per share for the year ended December 31, 2002 would be as follows:

Net loss for the year
As reported	$ 581,906)
Compensation expense	186,154)
Pro-forma net loss for the year	768,060)

Loss per share
As reported	$ (0.03)
Pro-forma	(0.04)

The fair value of options included in the pro-forma information above has been estimated using the Black-Scholes Option Pricing Model based on the following assumptions: a risk free interest rate of 4.80%; an expected life of 5 years; an expected volatility of 42%; and no expectation for the payment of dividends.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock.  Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

6.

LOSS PER SHARE

Loss per share has been calculated using the weighted-average number of common shares outstanding during the year.  Fully diluted loss per share has not been calculated as it is anti-dilutive.

7.

RELATED PARTY TRANSACTIONS

During the year, the Company paid a private company controlled by a director $33,200 (2001 - $25,000) for administrative services and as at December 31, 2002 owes this individual an aggregate of $Nil (2001 - $5,500).

The President of the Company was paid $124,994 (2001 – $125,000) and is owed an aggregate of $1,138 (2001 – $78,333), for advances and expense reimbursements in the current year (represents the cumulative unpaid portion of salary amounts for the previous year), as at December 31, 2002.

Legal and other services of $39,748 (2001 - $15,450) were provided by a law firm of which a director of the Company is a partner.

All year end balances are included within accounts payable and accrued liabilities and amounts receivable as applicable in these financial statements.

8.

FUNDS IN TRUST

In a previous year, the Company contributed $67,500 to a trust account of which an officer would become the beneficiary under certain conditions relating to his future loss of employment with the Company.  During 2000, this officer agreed to release $15,000 of the principal balance back to the Company.  The Company has not to date and will not recognize any expense in connection with the principal amount until, and if, amounts are paid to the recipient.  The likelihood of this occurring is not presently determinable.  At December 31, 2002, the balance in trust consists of the principal amount of $52,500 (2001 - $52,500) plus interest of $7,351 (2001 - $6,585), which accrues in favour of the Company and is included in its income.

9.

LEASE OBLIGATION

The Company had entered a five and one-half year lease agreement, commencing August 1, 1996, to rent office space for $4,080 per month.  At June 1, 2002, the Company entered into a new lease agreement to rent office space for a five year term at $3,631 per month.

10.

INCOME TAXES

The Company has aggregate non-capital losses of approximately $2.5 million and $2.7 million in deductions in Honduras available to reduce taxable income in future years, as necessary. The future tax benefits, if any, resulting from the application of these losses have not been reflected in these financial statements as it cannot be considered likely that these amounts will be utilized.

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures are deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written-off.  Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production. The following items (a) to (f) provide a summary on the impact of these financial statements that would result from the application of U.S. accounting principles to deferred property costs.

	December 31,
	2002	2001	2000
	$	$	$
a) Assets
Deferred Property Costs
Deferred property costs following Canadian GAAP	2,738,686)	2,315,852)	1,873,256)
Less deferred property costs	(2,738,686)	(2,315,852)	(1,873,256)
Deferred property costs following U.S. GAAP	-)	-)	-)

b) Operations
Net loss following Canadian GAAP	(581,906)	(244,524)	(496,612)
Deferred property costs expensed under U.S. GAAP	(598,712)	(442,596)	(666,675)
Deferred property costs written-off under Canadian GAAP	175,878)	-)	242,692)
Net loss under U.S. GAAP	(1,004,740)	(687,120)	(920,595)

c) Deficit
Closing deficit under Canadian GAAP	(4,164,852)	(3,582,946)	(3,338,422)
Adjustment to deficit for deferred property costs written-off under U.S. GAAP	(2,738,686)	(2,315,852)	(1,873,256)
Closing deficit under U.S. GAAP	(6,903,538)	(5,898,798)	(5,211,678)

1.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

	December 31,
	2002	2001	2000
	$	$	$
d) Cash Flows - Operating Activities
Cash applied to operations under Canadian GAAP	(548,015)	(121,638)	(249,760)
Add net loss following Canadian GAAP	581,906)	244,524)	496,612)
Less net loss following U.S. GAAP	(1,004,740)	(687,120)	(920,595)
Less deferred property costs written-off under Canadian GAAP	(175,878)	-)	(242,692)
Add non-cash deferred property expenditures under U.S. GAAP	55,000	20,000	5,000
Cash applied to operations under U.S. GAAP	(1,091,727)	(544,234)	(911,435)

e) Cash Flows - Investing Activities
Cash applied under Canadian GAAP	(555,471)	(422,596)	(661,675)
Add cash property costs expensed under U.S. GAAP	543,712)	422,596)	661,675)
Cash received from (applied to) investing activities under U.S. GAAP	(11,759)	-)	-)

f) Loss per Share under U.S. GAAP	$ (0.05)	$ (0.05)	$ (0.07)

The Company considers that no other financial statement line item differences exist in respect to a hypothetical application of U.S. GAAP to these financial statements.

12.  SUBSEQUENT EVENTS

In addition to any items disclosed elsewhere in these notes, the following occurred during the period subsequent to December 31, 2002:

•

The Company issued an aggregate of 566,000 common shares to raise $142,750 through the exercise of warrants and 50,000 common shares to raise $16,000 pursuant to the exercise of stock options.

•

The Company entered into an exploration and property option agreement with BHP Billiton  (“BHP B”) World Explorations Inc, whereby both parties are to contribute on a 50/50 basis US$200,000 to an exploration program.  The contribution of BHP B will be comprised of US$50,000 in cash and a private placement for US$50,000 in common shares of the Company.

FIRST POINT MINERALS CORP.

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2003 AND DECEMBER 31, 2002

ASSETS
	September 30 2003 (UNAUDITED)	December 31 2002 (AUDITED)
CURRENT
Cash	$ 338,003	$ 946,333
Amounts receivable	64,270	59,052
Prepaid expenses and deposits	10,126	24,242
	412,399	1,029,627

FUNDS IN TRUST (Note 9)	59,851	59,851

CAPITAL ASSETS (Note 3)	32,447	29,242

MINERAL PROPERTIES (Note 4)	3,250,859	2,738,686

	$ 3,755,556	$ 3,857,406

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 83,223	$ 7,097

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 5)	8,251,370	8,015,161
DEFICIT	(4,579,037)	(4,164,852)
	3,672,333	3,850,309

	$ 3,755,556	$ 3,857,406

APPROVED BY THE DIRECTORS:

     Robert A. Watts                                                       Peter M.D. Bradshaw

See notes to the consolidated financial statements

FIRST POINT MINERALS CORP.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30

(UNAUDITED)

	Three Months Ended September 30		Nine Months Ended September 30
	2003	2002	2003	2002
REVENUE
Interest	$ 5,020	$ 6,454	$ 14,659	$ 8,241
Other income	-	-	-	-
	5,020	6,454	14,659	8,241
EXPENSES
Accounting and audit	-	4,500	1,160	11,385
Amortization	2,111	1,608	6,334	4,200
Communication	701	460	2,334	3,556
Legal	425	(719)	2,747	14,925
Management fees	6,400	9,600	24,800	25,800
Office and administration	1,946	5,859	3,281	12,131
Rent	4,254	3,745	12,761	8,984
Travel and promotion	5,117	13,134	33,595	50,954
Shareholder, trust and filing fees	1,435	7,022	24,516	48,070
Wages and benefits	10,669	6,821	31,091	35,535
General exploration	127,051	35,311	282,181	103,571
	160,109	87,341	424,800	319,111

LOSS BEFORE OTHER ITEMS	155,089	80,887	410,141	310,870
LOSS (GAIN) ON FOREIGN EXCHANGE	2,827	(9,272)	4,044	(7,104)
NET LOSS FOR THE PERIOD	157,916	71,615	414,185	303,766

DEFICIT, BEGINNING OF PERIOD	4,421,121	3,815,097	4,164,852	3,582,946

DEFICIT, END OF PERIOD	$ 4,579,037	$3,886,712	$4,579,037	$ 3,886,712

LOSS PER SHARE (Note 7)	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.01)

See notes to the consolidated financial statements

FIRST POINT MINERALS CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN CASH POSITION

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30

(UNAUDITED)

	Three Months Ended June 30		Six Months Ended June 30
	2003	2002	2003	2002
CASH PROVIDED BY (USED FOR)
OPERATING ACTIVITIES
Net loss for the period	$(157,916)	$ (71,615)	$(414,185)	$(303,766)
Add items not involving cash:
Amortization	2,111	1,608	6,334	4,200
	(155,805)	(70,007)	(407,851)	(299,566)

Changes in non-cash working capital components:
Accounts receivable	(4,917)	(8,953)	(5,218)	(28,493)
Prepaid expenses	1,873	(1,488)	14,116	6,842
Accounts payable and accrued liabilities	(4,022)	60,509	76,126	(36,387)
	(162,871)	(19,939)	(322,827)	(357,604)

FINANCING ACTIVITIES
Common shares issued for cash	-	91,226	236,210	1,849,933

INVESTING ACTIVITIES
Mineral exploration	(86,346)	(220,971)	(512,173)	(471,573)
Purchase of capital assets	(3,006)	(4,227)	(9,539)	(4,227)
	(89,352)	(225,198)	(521,712)	(475,800)

NET CASH (USED) DURING PERIOD	(252,223)	(153,911)	(608,329)	1,016,529

CASH, BEGINNING OF PERIOD	590,227	1,369,376	946,333	198,936

CASH, END OF PERIOD	$ 338,004	$1,215,465	$ 338,004	$1,215,465

See notes to the consolidated financial statements

FIRST POINT MINERALS CORP.

Notes to the Consolidated Financial Statements

September 30, 2003 and 2002

1.

NATURE OF OPERATIONS

The Company is incorporated under the Alberta Business Corporations Act and is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable.

The recoverability of amounts shown for mineral properties and their related deferred costs is dependent upon the discovery of economically recoverable mineral reserves, confirmation of the Company’s interest in their underlying mineral claims, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production or proceeds from the disposition of the mineral properties.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, First Point US Minerals Inc., incorporated in the State of Delaware, U.S.A., First Point International Corporation, incorporated in Barbados, First Point Honduras S.A. de C.V., incorporate in Honduras and First Point Nicaragua, S.A. incorporated in Nicaragua.

Mineral Properties and Deferred Costs

The cost of mineral properties and related exploration and development expenditures are deferred until the properties are placed into production, sold or abandoned. These costs will be amortized over the estimated useful life of the properties following the commencement of production or written-off if the properties are sold, allowed to lapse, or abandoned.

Cost includes the cash consideration and the fair market value of shares as they are issued, if any, on the acquisition of mineral properties. Properties acquired under option agreements whereby payments are made at the sole discretion of the Company are recorded in the accounts at such time as the payments are made.

The recorded cost of mineral claims and deferred exploration and development costs represent costs incurred and are not intended to reflect present or future values. The ultimate recovery of such capitalized costs is dependent upon the discovery and development of economic ore reserves or the sale of mineral rights.

Capital Assets

Capital assets consist of office furniture and equipment and computer equipment, which are recorded at cost and amortized on the declining-balance basis at rates of 20% and 30% per annum, respectively.

Translation of Foreign Currency

The accounts of foreign operations are translated into Canadian dollars as follows: monetary assets and liabilities at the rates of exchange prevailing at the balance sheet dates; other assets and liabilities at applicable historical exchange rates; revenues and expenses at the average rate of exchange for the year except for non-monetary expenses which are at the rates used for the translation of the related assets; foreign exchange translation gains and losses are included in earnings.

FIRST POINT MINERALS CORP.

Notes to the Consolidated Financial Statements

September 30, 2003 and 2002

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Measurement Uncertainty and Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the continuing viability of mineral property interests and the determination of reclamation obligations. Actual results could differ from these estimates.

Stock Option Plan

The Company has a discretionary stock option plan for which no compensation expense is recognized when the stock options are granted to directors, officers, employees or advisors. Any consideration paid by the directors, officers, employees or advisors on the exercise of stock options or purchase of common shares is credited to capital stock.

3.

CAPITAL ASSETS

	September 30, 2003			December 31, 2002
	Cost $	Accumulated Amortization $	Net Book Value $	Net Book Value $

Computer	35,692	22,683	13,009	7,053
Office furniture and equipment	69,760	50,322	19,438	22,189
	105,452	73,005	32,447	29,242

4.

MINERAL PROPERTIES

CENTRAL AMERICA

Cedros Property - Honduras

The Company has an option agreement to acquire a 100% interest in three mineral concessions and permits in the Cedros region. To earn its interest, the Company must issue 225,000 common shares to the vendor (none issued to date) and keep the property title in good standing during the option period.

Cacamuyá Property - Honduras

First Point holds an option from Minera BMG, a wholly owned subsidiary of Newmont Mining Corporation ("Newmont") to earn its 60% interest in the property by spending US$1,000,000 in exploration (US$1,920,100 spent to September 30, 2003) and issuing 700,000 common shares (200,000 issued to date) by July 2004. Newmont retains a net smelter return royalty (“NSR”) on production from the property of 0.6%.

FIRST POINT MINERALS CORP.

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

4.

MINERAL PROPERTIES (continued)

The Company has entered into an agreement to purchase Breakwater Resources Ltd.'s ("Breakwater") 40% interest in the property by issuing Breakwater 500,000 First Point common shares. Breakwater will retain a NSR royalty on production from the property ranging from 0.4% at $325/ounce gold and rising to a maximum of 1.2% at $400/ounce gold.

Rio Luna Property - Nicaragua

The Company has an option agreement to acquire a 100% interest in this property from Novaterra Resources Inc. ("Novaterra"). To maintain the option, First Point must make option payments to Novaterra of US$7,500 and 15,000 common shares of the Company prior to the first anniversary dat of the agreement (December 23, 2003), US$10,000 prior to the second anniversary date and 60,000 common shares of the Company prior to or on the third anniversary date.

Exploration Agreement - El Salvador, Honduras and Nicaragua

In early 2003, the Company entered into an exploration and property option agreement with BHP Billiton World Exploration Inc. whereby both parties are to contribute on a 50/50 basis US$200,000 to an exploration program in the three Central American countries.

(Balance of page intentionally left blank)

STATEMENT OF DEFERRED EXPLORATION EXPENDITURES

NINE MONTHS ENDED SEPTEMBER 30, 2003

#

STATEMENT OF DEFERRED EXPLORATION EXPENDITURES

NINE MONTHS ENDED SEPTEMBER 30, 2003

	PROJECT EXPLORATION EXPENDITURES				GENERAL EXPLORATION EXPENDITURES
	HONDURAS		NICARAGUA		BHP	CENTRAL	SOUTH				TOTAL
	Cacamuya	Cedros	Rio Luna	El Chaparral	Billiton	AMERICA	PERU	CANADA	OTHER
	$	$	$	$	$	$	$	$	$	$	$
BALANCE, December 31, 2002	1,584,214	1,126,110	28,362	-	-	-	-	-	-	-	2,738,686

Property Acquisition and Option Costs	11,370	2,273	-	498	-	-	-	-	-	-	14,141
Field – Community Relations	-	-	211	120	16	-	-	-	-	-	347
Field – Drilling	196,465	-	-	-	-	-	-	-	-	-	196,465
Field – Food & Accommodation	3,122	-	8,743	273	7,220	57	1,577	4,380	-	22	25,393
Field – Labour	27,799	-	29,576	75	6,534	-	123	206	-	-	64,312
Field – Office Rent & Communication	3,107	1,431	1,110	133	1,272	-	57	152	-	-	7,261
Field – Supplies	3,326	-	4,052	50	3,456	35	153	607	-	-	11,678
Field – Transportation and Freight	6,837	-	17,987	474	9,424	230	1,658	9,123	-	-	45,733
Field – Trenching	-	-	9,631	-	-	-	-	-	-	-	9,631
Assaying & Analysis	6,291	-	15,227	293	5,122	-	2,171	2,370	-	-	31,475
Computer Usage	1,710	30	1,243	110	1,790	600	930	1,450	220	710	8,793
Environmental & Reclamation	724	-	3,970	-	-	-	-	-	-	-	4,694
Geological & Technical Services	4,909	-	5,686	1,400	9,367	525	2,902	22,914	-	-	47,702
Legal & Accounting Fees	13	-	253	3,454	-	-	-	-	-	-	3,720
Miscellaneous Expenses	-	-	-	-	28	-	-	-	-	-	28
Office Costs/Communications	1,898	-	325	-	1,666	201	240	377	-	9	4,718
Property Taxes	-	-	8,431	-	-	-	-	-	-	-	8,431
Salaries/Employee Benefits	43,743	887	20,936	3,103	36,914	12,351	27,856	42,644	6,341	16,457	211,232
Travel & Accommodation	2,834	-	1,927	-	4,287	61	77	4,261	240	141	13,829
General Administration	36,907	286	15,762	1,156	10,616	1,714	4,601	10,785	829	2,113	84,770

TOTAL EXPLORATION EXPENDITURE	351,056	4,907	145,072	11,138	97,713	15,774	42,345	99,268	7,630	19,452	794,354

WRITE OFFS	-	-	-	-	(97,713)	(15,774)	(42,345)	(99,268)	(7,630)	(19,452)	(282,181)

EXPENDITURES DEFERRED IN PERIOD	351,056	4,907	145,072	11,138	-	-	-	-	-	-	512,173

BALANCE, September 30, 2003	1,935,270	1,131,017	173,434	11,138	-	-	-	-	-	-	3,250,859

FIRST POINT MINERALS CORP.

Notes to the Consolidated Financial Statements

September 30, 2003 and 2002

5.

SHARE CAPITAL

Authorized share capital consists of an unlimited number of first and second preferred shares (none of which have been issued) and an unlimited number of common shares without par value.

Common Shares

	Number	$

Issued at December 31, 2002	22,839,954	8,015,161

Exercise of options	50,000	16,000
Exercise of warrants	575,000	145,450
Private placement	178,000	74,760
	803,000	236,210

Issued at September 30, 2003	23,642,954	8,251,371

Stock Options

If the Company had accounted for the stock options granted to directors and employees using the fair value method, the pro-forma effect on net loss and loss per share for the period ended September 30,

2003 would be as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2003 $	2002 $	2003 $	2002 $
Net loss for the period
As reported	302,988	71,615	559,257	303,766
Compensation expense	0	4,000	7,250	178,184
Pro-forma net loss for the period	302,988	75,615	566,507	481,950

Loss per share
As reported	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.01)
Pro-forma	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.01)

The fair value of options included in the pro-forma information above has been estimated using the Black-Scholes Option Pricing Model based on the following assumptions: a risk free interest rate of 4.80%; an expected life of 2 years; an expected volatility of 42%; and no expectation for the payment of dividends.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

#

FIRST POINT MINERALS CORP.

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

6.

LOSS PER SHARE

Loss per share has been calculated using the weighted-average number of common shares outstanding during the year. Fully diluted loss per share has not been calculated, as it is anti-dilutive.

7.

RELATED PARTY TRANSACTIONS

During the period, the Company paid a member of the Board of Directors for administrative services in the amount of $24,800 (2002 - $25,800).

8.

FUNDS IN TRUST

The Company has a trust account, which holds $59,851, the equivalent of six months salary to an officer. The trust terminates on October 1, 2004. If the officer continues to be employed by the Company at that date, the trust funds will be returned to the Company.

9.

 LEASE OBLIGATION

The Company entered a five-year lease agreement, expiring June 30, 2007, to rent office space for $3,632 per month.

10.

SUPPLEMENTARY NOTES

As at November 21, 2003, there were 24,392,954 common shares outstanding.

11.

SUBSEQUENT EVENTS

In mid-October 2003, holders of 750,000 warrants expiring in December 2003 and exerciseable into 750,000 shares at $0.30 each agreed to exercise such warrants, resulting in the Company receiving $225,000 in cash upon exercise of these warrants.

On October 30, 2003, the Company announced that, subject to regulatory approval, it would be making a non-brokered private placement of up to 6,000,000 units at a price of $0.25 per unit. Each unit will consist of one common share plus one half of one common share purchase warrant. Each whole warrant plus $0.30 will entitle the holder to subscribe for one additional common share. The warrants will expire two years after closing, and the shares forming part of the units and any shares resulting from the exercise of warrants will have a “hold” period of four months plus one day from closing. It is anticipated that closing will occur on or about November 27, 2003. If all 6,000,000 units are subscribed for, the Company will receive gross proceeds of $1,500,000.

#