Form 20-F
FIRST POINT MINERALS CORP
filed 2006-10-11
CIK 1177439

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________

For the transition period from __________ to ____________

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

37,308,456 common shares as of December 31, 2005

(49,093,244 common shares as of September 1, 2006)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[  ]

Yes

[X]

No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[  ]

Yes

[X]

No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[  ]

Yes

[X]

No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer

[   ]

Accelerated filer

[   ]

Non-accelerated filer

[X]

Indicate by check mark which financial statements item the registrant has elected to follow:

[X]

Item 17

[ ]

Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[ ]

Yes

[X]

No

TABLE OF CONTENTS

GLOSSARY OF TERMS

CONVERSION TABLE

FORWARD-LOOKING STATEMENTS

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 3.  KEY INFORMATION

ITEM 4.  INFORMATION ON THE COMPANY

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 8.  FINANCIAL INFORMATION

ITEM 9.  THE OFFER AND LISTING

ITEM 10.  ADDITIONAL INFORMATION

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

ITEM 15.  CONTROLS AND PROCEDURES

ITEM 16.  AUDIT COMMITTEE FINANCIAL EXPERT AND CODE OF ETHICS

PART III

ITEM 17.  FINANCIAL STATEMENTS

ITEM 18.  FINANCIAL STATEMENTS

ITEM 19.  EXHIBITS

I

GLOSSARY OF TERMS

Certain terms used in this Annual Report are defined below.

Andesite:

A dark-colored, fine-grained volcanic rock.

Anomalies:

Deviations from uniformity or regularity in geophysical or geochemical quantities.

Diamond drill holes:

A drilling method whereby rock is drilled with a diamond impregnated, hollow drilling bit which produces a continuous, in-situ record of the rock mass intersected in the form of solid cylinders of rock which are referred to as core.

Feasibility study:

A definitive engineering estimate of all costs, revenues, equipment requirements, and production levels likely to be achieved if a mine is developed.  The study is used to define the economic viability of a project and to support the negotiations for project financing.

Gold or Au:

A metallic element that is ductile and very malleable.  This precious metal has industrial applications as well as having monetary value and is used in jewelry.

Grade:

The amount of valuable mineral in each tonne of ore, expressed as ounces per ton or grams per tonne for precious metal and as a percentage by weight for other metals.

g/t:

Grams per tonne.

Mineralization:

The process by which a mineral or minerals, usually metals or metallic compounds, are introduced into a rock, resulting in an economically valuable or potentially valuable deposit.  Also refers to mineral-bearing rock that has been identified by widely spaced drilling.  This mineralized body does not qualify as a commercially mineable ore body, as prescribed under Securities and Exchange Commission standards, until a final and comprehensive economic, technical and legal feasibility study based upon the test results is concluded and supports Proven/Probable Reserves under SEC standards.

Mineralized material:

A mineralized volume of rock which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals to warrant further exploration.  Such a deposit does not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors including permitting and legal considerations and economic feasibility, has been completed, demonstrating it would be profitable to mine the deposit.

Mineral Reserve:

The economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

THE TERMS “MINERAL RESERVE”, “PROVEN MINERAL RESERVE”, AND “PROBABLE MINERAL RESERVE” USED IN THIS ANNUAL REPORT ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH

i

NATIONAL INSTRUMENT 43-101 – STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS (“NI 43-101”).  NI 43-101 ADOPTS THE MEANINGS ASCRIBED TO THESE TERMS IN THE CIM STANDARDS.  IN THE UNITED STATES, A MINERAL RESERVE IS DEFINED AS A PART OF A MINERAL DEPOSIT WHICH COULD BE ECONOMICALLY AND LEGALLY EXTRACTED OR PRODUCED AT THE TIME THE RESERVE DETERMINATION IS MADE.

Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves.  A probable mineral reserve has a lower level of confidence than a proven mineral reserve.

Mineral Resource:

Under CIM Standards, a Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.  An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource.  An Indicated Mineral Resource has a lower level of confidence than a Measured Mineral Resource.

THE TERMS “MINERAL RESOURCE”, “MEASURED MINERAL RESOURCE”, “INDICATED MINERAL RESOURCE”, AND “INFERRED MINERAL RESOURCE” USED IN THIS ANNUAL REPORT ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NI 43-101 WHICH ADOPTS THE MEANINGS ASCRIBED TO THESE TERMS BY THE CIM STANDARDS.  THEY ARE NOT DEFINED TERMS UNDER UNITED STATES STANDARDS AND MAY NOT GENERALLY BE USED IN DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION BY U.S. COMPANIES.  AS SUCH, INFORMATION CONTAINED IN THIS ANNUAL REPORT CONCERNING DESCRIPTIONS OF MINERALIZATION AND RESOURCES MAY NOT BE COMPARABLE TO INFORMATION MADE PUBLIC BY U.S. COMPANIES SUBJECT TO THE REPORTING AND DISCLOSURE REQUIREMENTS OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.

Caution to Investors in the United States

The terms “mineral reserve”, “proven mineral reserve”, and “probable mineral reserve” used in this Annual Report are Canadian mining terms defined in the CIM Standards, which definitions have been adopted by Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the reserve determination is made.

The Company advises U.S. investors that while the terms “Measured resources” and “Indicated resources” are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category.  In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies.  Investors are cautioned not to assume that any part of the reported measured mineral resources, indicated mineral resources, or inferred mineral resources in this Form 20-F is economically or legally mineable.

In addition, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7.  Accordingly, information contained in this Form 20-F and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Net Smelter Return

A royalty payment made by a producer of metals

(NSR):

based on gross mineral production from the property, less deductions of certain limited costs including smelter, refining, transportation and insurance costs.

NGO:

Non-Government Organizations.

Ore:

Rock that contains one or more minerals or metals, at least one of which has commercial value and which can be recovered at a profit.

Miocene:

Rocks between 11 and 25 million years old.

Pliocene:

Rocks between 1 and 11 million years old.

Ore body:

A continuous volume of mineralized material which may be economic and feasible to mine.

Outcrop:

Bedrock which is exposed at surface, and is not covered by soil or other material.

Quartz or qtz:

A very common hard rock forming mineral, generally clear to white but can be a variety of colors.

ppb:

Parts per billion.

ppm:

Parts per million.

Silver or Ag:

A white metallic element that is ductile, malleable and capable of high polish. This precious metal has major industrial applications in photography, x-ray films, electronics and electrical contacts, batteries, brazing alloys, catalysts, mirrors, jewelry and sterling ware.

Strike:

Geological term referring to the horizontal orientation (direction) of a mineralized structure, whether actually across the surface, or by projecting the course of the structure from underground to the surface.

Vein:

Sheet-like body of minerals formed by fracture filling or replacement of the host rock.

Volcanic:

Pertaining to the activities, structures or rock types of a volcano.

Explanatory Note

First Point Minerals Corp. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) on Form 20-F.  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and in Rule 405 under the Securities Act of 1933.  Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

All currency amounts, except as otherwise specified, are in Canadian dollars.

CONVERSION TABLE

The following table sets forth certain standard conversions from Standard Imperial units to the International System of Units (or metric units).

To Convert From	To	Multiply By
Feet Meters Miles Kilometers Acres Hectares Grams Ounces (troy) Tonnes Short tons Grams per tonne Ounces (troy) per ton	Meters Feet Kilometers Miles Hectares Acres Ounces (troy) Grams Short tons Tonnes Ounces (troy) per ton Grams per tonne	0.305 3.281 1.609 0.621 0.405 2.471 0.032 31.103 1.102 0.907 0.029 34.438

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 20-F constitute forward-looking statements within the meaning of Section 21E of the Exchange Act.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends” “strategy”, “goals”, “objectives”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements reflect our current views with respect to future events and are subject to certain known and unknown risks, assumptions, uncertainties and other factors that, should they materialize, may cause the actual results, performance or achievements of the Company and any of its subsidiaries, or developments in the Company's plans, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements, including, without limitation:

•

risks related to the Company’s ability to finance the exploration and development of its mineral properties;

•

permitting risks relating to the Company’s exploration and development of its mineral properties and business activities;

•

risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of the Company’s mineral deposits;

•

commodity price fluctuations (particularly gold and silver commodities);

•

currency fluctuations;

•

risks related to governmental regulations, including environmental regulations;

•

risks related to reclamation activities on the Company’s properties;

•

the Company’s ability to attract and retain qualified management and the Company’s dependence upon such management in the development of its mineral properties;

•

the Company’s lack of infrastructure;

•

the Company’s history of losses and expectation of future losses; and

•

increased competition in the exploration industry.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this document, under the headings "Risk Factors” and elsewhere. The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

v

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A

Directors and Senior Management

Not applicable.

1.B

Advisers

Not applicable.

1.C

Auditors

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

3.A

Selected Financial Data

The information in the following table was derived from the audited consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under Item 5, “Operating and Financial Review and Prospects”.  Reference is made to Note 12 of the Consolidated Financial Statements of the Company included herein for a discussion of the material differences between Canadian Generally Accepted Accounting Principles (GAAP) and U.S. GAAP, and their effect on the Company’s financial statements (see “Item 17 – Financial Statements”).

The following is a summary of certain selected financial information for the Company's most recently completed fiscal year and for the Company's four preceding fiscal years.

	Year Ended
	December 31,
	2005	2004	2003	2002	2001
Sales Revenue	$Nil	$Nil	$Nil	$Nil	$Nil

Net Loss	($385,496)	($1,075,239)	($870,296)	($581,906)	($244,524)
Loss Per Share	($0.01)	($0.03)	($0.04)	($0.03)	($0.02)

Mineral Property Costs	$3,889,773	$3,373,494	$3,348,973	$2,738,686	$2,315,852
Total Assets	$5,030,921	$4,495,204	$5,374,569	$3,857,406	$2,626,907
Net Assets	$4,910,741	$4,459,191	$5,357,785	$3,850,309	$2,526,332
Long-Term Debt	$Nil	$Nil	$Nil	$Nil	$Nil

Capital Stock	$11,023,104	$10,251,550	$10,114,236	$8,015,161	$6,109,278
Dividends	$Nil	$Nil	$Nil	$Nil	$Nil
Shares issued & outstanding
Weighted Average	34,688,017	31,447,647	24,114,544	20,543,386	15,058,905
At year-end	37,308,456	31,713,455	31,063,455	22,839,954	16,833,139

Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures are deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written-off. Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production. Note 12 of the Consolidated Financial Statements of the Company included herein contains a discussion of the material differences between Canadian and U.S. GAAP. The following information has been adjusted for U.S. GAAP.

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	12/31/05	12/31/04	12/31/03	12/31/02	12/31/01
Sales Revenue	$Nil	$Nil	$Nil	$Nil	$Nil

Net Loss	($901,775)	($1,099,760)	($1,480,583)	($1,004,740)	($687,120)
Loss Per Share	($0.03)	($0.03)	($0.06)	($0.05)	($0.05)

Total Assets	$1,141,148	$1,121,710	$2,025,596	$1,118,720	$311,055
Long-Term Debt	$Nil	$Nil	$Nil	$Nil	$Nil
Net Assets	$1,020,968	$1,085,697	$2,008,812	$1,111,623	$210,480

Exchange Rates Information

Unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (Cdn$).

The following table sets out the average exchange rates for the past five years expressed as Canadian dollars per U.S. dollar.  Exchange rates used herein were obtained from the Bank of Canada’s website; however, they cannot be guaranteed.

Average Exchange Rates (US$1.00 to Cdn$)

Based on the averages of the noon rates of exchange, as reported by the Bank of Canada, during the period.

Average

2005

$1.2116

2004

1.3015

2003

1.4015

2002

1.5704

2001

1.5484

The following table sets out the high, low and close exchange rates, as reported by the Bank of Canada, for the preceding 6-month period.

High

Low

Close

August 2006

$1.1373

$1.1040

$1.1053

July 2006

1.1459

1.1052

1.1316

June 2006

1.1290

1.0963

1.1162

May 2006

1.1275

1.0948

1.1015

April 2006

1.1770

1.1162

1.1180

March 2006

1.1747

1.1300

1.1572

The information set forth in this document is as at September 1, 2006 unless an earlier or later date is indicated.  On September 1, 2006, the noon rate of exchange, as reported by the Bank of Canada, was Cdn$1.1056 equals US$1.0000.

3.B

Capitalization and Indebtedness

Not applicable.

3.C

Reasons For The Offer And Use Of Proceeds

Not applicable.

3.D

Risk Factors

The Company, and thus the securities of the Company, should be considered a speculative investment and investors should carefully consider all of the information disclosed in this Annual Report prior to making an investment in the Company. In addition to the other information presented in this Annual Report, the following risk factors should be given special consideration when evaluating an investment in any of the Company's securities.

Risks Associated with Exploration

The Company has no known reserves on its properties

The Company has no mineral producing properties and has never generated any revenue from its operations.  Only those mineral deposits that the Company can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered “resources” or “reserves.”  The Company has no known bodies of commercial ore or economic deposits and has not defined or delineated any proven or probable reserves or resources on any of its properties.  The Company may never discover any gold, silver or other minerals from mineralized material in commercially exploitable quantities and any identified mineralized deposit may never qualify as a commercially mineable (or viable) reserve.  In addition, the Company is in its early stages of exploration and substantial additional work will be required in order to determine if any economic deposits occur on the Company’s properties.

Even in the event commercial quantities of minerals are discovered, the mining properties might not be brought into a state of commercial production. Estimates of mineral resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable.  Fluctuations in the market prices of minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic.  Material changes in mineralized material, grades or recovery rates may affect the economic viability of projects.  See “Note Regarding Forward-looking Statements.”  Finding mineral deposits is dependent on a number of factors, not the least of which are the technical skills of exploration personnel involved.  The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices.  Most of these factors are beyond the control of the entity conducting such mineral exploration.  Moreover, short-term operating factors relating to mineral resources, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations, if any, to be unprofitable in any particular period.

These risks may limit or prevent the Company from making a profit from the exploration and development of its mineral properties and could negatively affect the value of the Company’s equity.

The Company faces risks related to exploration and development, if warranted, of its properties

The level of profitability of the Company, if any, in future years will depend to a great degree on gold and silver prices and whether any of the Company’s exploration stage properties can be brought into production.  The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate.  It is impossible to ensure that the current and future exploration programs and/or feasibility studies on the Company’s existing mineral properties will establish reserves.  Whether an ore body will be commercially viable depends on a number of factors, including, but not limited to: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which cannot be predicted and which have been highly volatile in the past; mining, processing and transportation costs; perceived levels of political risk and the willingness of lenders and investors to provide project financing; labour costs and possible labour strikes; and governmental regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting materials, foreign exchange, environmental protection, employment, worker safety, transportation, and reclamation and closure obligations.  The Company is subject to the risks normally encountered in the mining industry, such as unusual or unexpected geological formations as well as political and economic risks associated with developing nations.  The Company may be subject to liability for pollution or other hazards against which it cannot insure or against which it may elect not to insure.

The development of mineral properties is affected by many factors, including, but not limited to: the cost of operations; variations in the grade of ore; fluctuations in metal markets; costs of extraction and processing equipment; availability of equipment and labour, labour costs and possible labour strikes, and government regulations, including without limitation, regulations relating to taxes, royalties, allowable production, importing and exporting of minerals, foreign exchange, employment, worker safety, transportation, and environmental protection.  Depending on the price of minerals, the Company may determine that it is impractical to commence or, if commenced, continue commercial production. Such a decision would negatively affect the Company’s profits and may affect the value of its equity.

The Company has not surveyed any of its properties and title to the properties may be disputed

The Company has only done a preliminary legal survey of the boundaries of any of these properties, and therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt. The Company has not obtained formal title reports on any of its properties and title may be in doubt.  If title is disputed, the Company may have to defend its ownership through the courts, and the Company cannot guarantee that a favorable judgment will be obtained.  Any litigation could be extremely costly to the Company and could limit the available capital for use in other exploration and development activities.  The Company may require additional financing to cover the costs of any litigation necessary to establish title.  In the event of an adverse judgment, the Company would lose its property rights and may be required to cease its exploration and development activities on the property.

Mineral operations are subject to government regulations

The Company’s primary exploration properties are located in Nicaragua and Honduras.  The national governments of these countries grant mineral concessions and mining licenses.  There is no guarantee that the governments will not change the terms and conditions of these licenses adversely affecting the Company or completely revoke these licenses terminating the Company’s property rights and requiring the Company to cease exploration and development activities on the property.

Mining operations are subject to a wide range of government regulations including, but not limited to: restrictions on production and production methods, price controls, tax increases, expropriation of property, import and export control, employment laws, worker safety regulations, environmental protection, protection of agricultural territory or changes in conditions under which minerals may be marketed. Mining operations may also be affected by claims of native peoples, any of which could have the effect of reducing or preventing the Company from exploiting any possible mineral reserves on its properties.

The Company faces risks related to doing business in Nicaragua and Honduras

Mineral exploration and mining in certain countries may be affected in varying degrees by political stability and government regulations relating to the mining industry and foreign investment.  The Company’s primary exploration properties are located in Nicaragua and Honduras.  There can be no assurance that any of the governments of the countries in which the Company has properties will not institute regulatory policies that adversely affect the exploration and development (if any) of the Company’s properties.  Any changes in regulations or shifts in political conditions in these countries are beyond the control of the Company and may adversely affect its business.  Investors should assess the political and regulatory risks related to the Company’s foreign country investments.

Operations may be affected in varying degrees by government regulations with respect to, but not limited to, the following: restrictions on production and production methods, price controls, import and export controls, foreign exchange controls, income and other taxes, royalties, expropriation of property, environmental legislation, employment legislation, transportation legislation, and mine safety.

Each of Nicaragua and Honduras has specific risks that may adversely affect the Company’s business and results of operations.  In the past, the political, military and economic environment in each of these countries has been unstable.

There can be no assurance that the political, military or economic environment in the countries that the Company conducts operations will remain stable.

Transportation infrastructure and service infrastructure in Nicaragua and Honduras are sub-standard.  The transportation of construction materials, equipment and supplies into, and the transportation of resources, if any, out of, Nicaragua and Honduras may be subject to delays.

Mineral operations are subject to market forces outside of the Company’s control

The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing.  These factors include, but are not limited to, market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, import restrictions applicable to equipment and supplies, export controls and supply and demand.  One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of the operation and threaten its continuation.

The mining industry is highly competitive

The Company will be required to compete, in the future, directly with other corporations that may have better access to potential mineral resources, more developed infrastructure, more available capital, better access to necessary financing, and more knowledgeable and available employees than the Company.  Such corporations could outbid the Company for potential projects or produce minerals at lower costs.

Mining and mineral exploration have substantial operational risks

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

Environmental and other Regulatory Requirements

In connection with its operations and properties, the Company is subject to extensive and changing environmental legislation, regulation and actions.  The Company cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted.  The recent trend in environmental legislation and regulation generally is toward stricter standards and this trend is likely to continue in the future.  This recent trend includes, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands.  These regulations may require the acquisition of permits or other authorizations for certain activities.  These laws and regulations may also limit or prohibit activities on certain lands.  Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, may materially affect the Company’s results of operations and business, or may cause material changes or delays in the Company’s intended activities.

The Company’s operations may require additional analysis in the future including environmental and social impact and other related studies.  There can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to continue its operation or its exploration of its properties or, if feasible, to commence development, construction or operation of mining facilities at such properties on terms which enable operations to be conducted at economically justifiable costs.

The Company currently is not insured against environmental liabilities.  Production, if any, at our mines will involve the use of hazardous materials. Should these materials leak or otherwise be discharged from their containment systems then we may become subject to liability for hazards that we may not be insured against or for clean up work that may not be insured.

Financing Risks

The Company operates in developing countries

The Company currently has properties located in Honduras and Nicaragua. Honduras and Nicaragua are developing nations with a less developed economy and infrastructure and are located in Central America, an area of some historical political instability.

In Honduras & Nicaragua there are NGO’s opposed to mining who could disrupt the Company’s exploration and any subsequent mining operations.  In Nicaragua there was armed conflict in the 1980s between opposing political parties, the Sandinistas and the Contras.  These parties still exist and should armed conflict occur again it could seriously affect the Company’s ability to operate.

By operating in developing nations, the Company is exposed to additional risks, including economic and political risks, which could result in the Company losing access to its properties, losing equipment, or losing personnel.  These risks could make the Company unable to raise additional capital in order to explore its properties. If the Company is unable to adequately explore its properties in Honduras or Nicaragua, it could have a material adverse effect on the financial and operating position of the Company, its ability to make profits and the value of it equity.

The Company has a history of losses and no revenues

The Company is a mineral exploration company without operations and has historically incurred losses, including a net loss of $385,496 for the year ended December 31, 2005 and $1,075,239 for the year ended December 31, 2004.  As at December 31, 2005, the Company had a cumulative deficit of $6,495,883.

To date, the Company has not recorded any revenues from its operations nor has the Company commenced commercial production on any of its properties.  The Company does not expect to receive revenues from operations in the foreseeable future, if at all.  The Company expects to continue to incur losses unless and until such time as properties enter into commercial production and generate sufficient revenues to fund its continuing operations.  Until such time, the Company will be dependent upon future financing in order to meet its capital requirements and continue its plan of operations.  The Company cannot guarantee that it will obtain the necessary financing.  The development of the Company’s properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties.  The amounts and timing of expenditures will depend on the progress of on-going exploration, assessment, and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the Company’s acquisition of additional properties and other factors, many of which are beyond the Company’s control.  The Company may never generate any revenues or achieve profitability.

The Company will require additional capital to meet its capital requirements for the fiscal years ending December 31, 2006 and 2007

As of December 31, 2005, the Company had cash and cash equivalents of approximately $167,326, and working capital of $125,681.  During the first quarter of 2006, the Company completed an equity financing to raise approximately $1.6 million.  As of June 30, 2006, the Company had cash and cash equivalents of approximately $1,371,810, and working capital of $1,329,453.  The Company will continue to incur exploration and assessment costs and intends to fund its plan of operations from working capital.  The Company anticipates that it will require additional capital of approximately $800,000 during the next 12 months to fund its plan of operations and working capital requirements for the fiscal years ending December 31, 2006 and 2007.  The Company intends to fund these capital requirements through equity.

In the future, the Company’s ability to continue its exploration, assessment, and development activities depends in part on the Company’s ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or some combination of these or other means.  There can be no assurance that option arrangements will be exercised and the associated funding obtained.   There can be no assurance that the Company will commence operations and generate sufficient revenues to meet its obligations as they become due or will obtain necessary financing on acceptable terms, if at all.  The failure of the Company to meet its on-going obligations on a timely basis could result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those in the financial statements included in this Annual Report.

The Company will require additional financing

The Company’s current operations do not generate any cash flow. The Company may not have sufficient funds to undertake its planned exploration projects.  If the Company’s exploration programs are successful, additional financing will be required to develop the mineral properties identified and to place them into commercial production.  The exploration of the Company’s mineral properties is, therefore, dependent upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means. Such sources of financing may not be available on acceptable terms, if at all.  Failure to obtain such financing may result in delay or indefinite postponement of exploration work on the Company’s mineral properties, as well as the possible loss of such properties.

Currency fluctuation may affect the Company’s operations and financial stability

While engaged in the business of exploiting mineral properties, the Company’s operations outside Canada make it subject to foreign currency fluctuation and such fluctuations may adversely effect the Company’s financial positions and results.  Such fluctuations are outside the control of the Company and may be largely unpredictable.  Management may not take any steps to address foreign currency fluctuations that will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Inflation and increasing exploration budgets has lead to increased competition for technical staff and other services

In prior years, while inflation has not been a significant factor effecting the cost of imported goods and services in the countries in Central and South America, where the Company incurs the bulk of its exploration expenditures, the sharp escalation in commodity prices that has occurred since mid-2003 has resulted in substantially higher exploration budgets throughout the world.  As a consequence, a shortage of experienced technical staff has developed.  The order books of companies providing services needed by the exploration community, including drilling and geophysical surveys, are crowded.  Moreover, many of the companies supplying those services are Canadian and Australian companies, whose currencies have strengthened considerably against the US dollar. The increased demand for services, coupled with a weak US dollar, is likely to mean higher exploration costs in the areas in which the Company explores, which may be only partially off-set by the stronger Canadian dollar.

The Company is dependent upon key management employees

While engaged in the business of exploiting mineral properties, the nature of the Company’s business, its ability to continue its exploration of potential projects, and to develop a competitive edge in the marketplace, depended, in large part, on its ability to attract and maintain qualified key management personnel, namely Dr. Peter Bradshaw, President, CEO and director of the Company, and Dr. Ronald Britten, VP Exploration of the Company.  Competition for such personnel is intense, and the Company may not be able to attract and retain such personnel.  The Company’s growth has depended, and in the future will continue to depend, on the efforts of its key management employees.  Loss of any of these people would have a material adverse effect on the Company.  The Company has no contracts with its key employees or key-man life insurance.

The Company’s growth will require new personnel, which it will be required to recruit, hire, train and retain

The Company expects significant growth in the number of its employees if it determines that a mine at any of its properties is commercially feasible, it is able to raise sufficient funding and it elects to develop the property.  This growth will place substantial demands on the Company and its management.  Its ability to assimilate new personnel will be critical to our performance.  It will be required to recruit additional personnel and to train, motivate and manage employees.  It will also have to adopt and implement new systems in all aspects of its operations. This will be particularly critical in the event the Company decides not to use contract miners at any of its properties. The Company has no assurance that it will be able to recruit the personnel required to execute its programs or to manage these changes successfully.

Certain of the Company’s directors and officers are also directors and/or officers and/or shareholder with potential competitors of the Company, giving rise to potential conflicts of interest

Certain of the directors and officers of the Company are also directors and/or officers and/or shareholders of other natural resource companies.  Such associations could potentially give rise to conflicts of interest in the future although none exist at this time.  The Directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter.  In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

Risks relating to an investment in the securities of the Company

Stock market price and volume volatility

The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (ie, mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry.  In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change of demand for the mineral and an attendant change in the price for the mineral.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.  In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the price of the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.  Further, despite the existence of a market for trading the Company’s common shares in Canada, stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock.

Dilution through the granting of options

Because the success of the Company is highly dependent upon its respective employees, the Company may in the future grant to some or all of its key employees, directors and consultants options to purchase its common shares as non-cash incentives.  Those options may be granted at exercise prices below those for the common shares prevailing in the public trading market at the time or may be granted at exercise prices equal to market prices at times when the public market is depressed.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.

As at September 1, 2006, there were options outstanding to purchase, in the aggregate, 4,645,000 common shares and share purchase warrants outstanding entitling the holders to purchase, in the aggregate, 14,502,954 common shares.  Such options and warrants, if fully exercised, would constitute approximately 28% of the Company’s resulting share capital.

U.S. investors may not be able to enforce their rights against the Company or its directors, controlling persons and officers

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

New legislation, including the Sarbanes-Oxley Act of 2002, may make it difficult for the Company to retain or attract officers and directors

We may be unable to attract and retain qualified officers, directors and members of board committees required to provide for effective management as a result of the recent and currently proposed changes in the rules and regulations that govern publicly-held companies.  The Sarbanes-Oxley Act of 2002 has resulted in a series of rules and regulations by the Securities and Exchange Commission that increase responsibilities and liabilities of directors and executive officers.  The perceived increased personal risk associated with these recent changes may deter qualified individuals from accepting these roles.

While we believe we have adequate internal control over financial reporting, we are required to evaluate our internal controls under Section 404 of the Sarbanes-Oxley Act of 2002. Any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have an adverse effect on the price of our shares of common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we, as a small business issuer, expect that beginning in our annual report for the year ended December 31, 2007, we will be required to furnish a report by management on our internal controls over financial reporting.  Such report will contain among other matters, an assessment of the effectiveness of our internal control over financial reporting, including a statement as to whether or not our internal control over financial reporting is effective.  This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by our management. Starting with our annual report for the year ended December 31, 2008, such report must also contain a statement that our auditors have issued an attestation report on our management’s assessment of such internal controls.  Public Company Accounting Oversight Board Auditing Standard No. 2 provides the professional standards and related performance guidance for auditors to attest to, and report on, our management’s assessment of the effectiveness of internal control over financial reporting under Section 404.

While we believe our internal control over financial reporting is effective, we cannot be certain that we will be able to complete our evaluation, testing and any required remediation in a timely fashion in order to comply with Section 404 of the Sarbanes-Oxley Act of 2002. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that such internal control is effective.  If we are unable to assert that our internal control over financial reporting is effective as of December 31, 2007 (or if our auditors are unable to attest that our management’s report is fairly stated or they are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on our stock price.

Failure to comply with the new rules may make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors, or as executive officers.

We believe we were a passive foreign investment company during 2005, which may have a material affect on U.S. holders

We believe we were a “passive foreign investment company” (“PFIC”) during the year ended December 31, 2005, which may have a material affect on US Holders.  United States income tax legislation contains rules governing PFICs, which can have significant tax effects on US Holders of foreign corporations.  A US Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such US Holder.  The U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).

Broker-Dealers may be discouraged from effecting transactions in the Company’s common shares because they are considered “Penny Stocks” and are subject to the Penny Stock Rules

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain broker-dealers who engage in certain transactions involving "a penny stock".  Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share.  The market price of our shares over the year ended December 31, 2005 was consistently below $5.00 and our shares are deemed penny stock for the purposes of the Exchange Act. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the Company’s shares, which could severely limit the market liquidity of the shares and impede the sale of such shares in the secondary market.

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

We do not intend to pay cash dividends and there is no assurance that we will ever declare cash dividends

We do not have any intention of paying cash dividends in the foreseeable future.

ITEM 4.  INFORMATION ON THE COMPANY

4.A

History of the Company

Introduction

First Point Minerals Corp. and its subsidiaries hereinafter also are referred to as the "Company".

The Company is in the exploration stage with mineral properties in Central America. The principal business of the Company is the acquisition and exploration of natural resource mineral properties.  At present, the Company holds various mineral property interests in Honduras and Nicaragua. No mineral reserves have yet been found on any of the Company’s properties, and its current operations are limited to the exploratory search for mineable deposits of minerals.

The Company’s executive office is located at:

 1112 West Pender Street, Suite 906

 Vancouver, British Columbia, Canada V6E 2S1

 Telephone: (604) 681-8600

 Facsimile: (604) 681-8799.

 e-mail: firstpoint@firstpointminerals.com

 website: www.firstpointminerals.com

The Company’s registered office is located at:

 4500 Bankers Hall East, 855 – 2nd Street SW,

 Calgary, Alberta, T2P 4K7.

The contact person is:

  Peter M.D. Bradshaw, President, CEO and Director.

The Company's fiscal year ends December 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "FPX".

The Company has an unlimited number of no par value common shares authorized and an unlimited number of first and second preferred shares without par value authorized.  At December 31, 2005, the end of the Company's most recent fiscal year, there were 37,308,456 common shares issued and outstanding.  At September 1, 2006, there were 49,093,244 common shares issued and outstanding.

The Company’s properties are without a known body of commercial ore and all proposed programs are an exploratory search for ore.

History

The Company was incorporated on February 2, 1995 as “First Point Capital Corp.” under the laws of the Province of Alberta.  The Company commenced operations as a Junior Capital Pool (“JCP”) company whose common shares were listed on the Alberta Stock Exchange on September 18, 1995.  Commencing in June 1996, current management took control of the Company and directed the activities of the Company toward the exploration and development of base and precious metal properties.  The name was changed to “First Point Minerals Corp.” on January 10, 1997.  The Company is extra-provincially registered in the Province of British Columbia and is a reporting issuer in the Provinces of British Columbia, Alberta, and Ontario.  On November 26, 1999, the Alberta and Vancouver Stock Exchange merged to form the Canadian Venture Exchange (the “CDNX”), which later became part of the Toronto Stock Exchange and the Company now trades on the TSX Venture Exchange under the trading symbol “FPX”. The CUSIP number is #335937-10-8.

4.B

BUSINESS OVERVIEW

The Company explores for precious and base metals.  First Point’s exploration efforts at the present time are focused on the exploration and development of precious metal properties in Central America, particularly in Nicaragua and Honduras.  First Point has two principal properties, the Rio Luna gold/silver property in Nicaragua, and the Cacamuyá gold/silver property in Honduras.

First Point completed two private placement financings during 2005 and another in March 2006, raising in excess of $2,400,000 before expenses.  As a consequence, the Company is now adequately financed to fund the next phase of drilling at the Rio Luna, and to continue with its regional reconnaissance exploration programs on the recently acquired Boaco Viejo concession in Nicaragua, as well as other areas of interest in Central America where concessions have been applied for.

Several years ago, the Honduran government imposed a moratorium on approving the transfer of title to mineral concessions, as well as on the issuance of new concessions.  While First Point considers the potential for exploration success in Honduras to be good, until the moratorium is lifted, which may occur later this year, First Point’s activities in that country will be of a limited nature, restricted to “care and maintenance” on its existing concessions and modest reconnaissance exploration elsewhere in the country.

4.C

Organization Structure

The Company has four wholly-owned subsidiaries:

a) First Point US Minerals Inc.;

   incorporated May 15, 1997 in Delaware, USA.

b) First Point International Corporation;

   incorporated November 4, 1997 in Barbados.

c) First Point Honduras S.A. de C.V.; and

   incorporated March 17, 1998 in Honduras.

d) First Point Minerals de Nicaragua SA; and

   incorporated September 24, 2002 in Nicaragua.

4.D

Property, Plant and Equipment

Cacamuyá Property, Honduras

Acquisition Details

The Company acquired an option in July 1999 to purchase a 60% interest, subject to 0.6% net smelter return (“NSR”) royalty, in the Cacamuyá Property in southern Honduras from Newmont Mining Corp. (“Newmont”), formerly Minera BMG, a subsidiary of Battle Mountain Gold Corp. (“Battle Mountain”).  The option was exercised in 2004.

Under a separate agreement, the Company has an option to earn the remaining 40% interest in the Cacamuyá Property from Breakwater Resources Ltd. (“Breakwater”) for 500,000 common shares of the Company at such time as the Honduran government enacts the regulations to the new Honduran mining code which is expected to be implemented in the fourth quarter in 2006 and conveys title to the property to the Company. Breakwater will retain a sliding scale royalty of 0.4% of the gross sale proceeds starting at US$325 per ounce of gold and rising to a maximum of 1.2% of the gross sale proceeds at US$400 per ounce of gold for all gold production, and 0.4% of the gross sale proceeds starting at US$5.25 per ounce of silver and rising to a maximum of 1.2% of the gross sale proceeds at US$7.00 per ounce of silver for all silver production.

Location, Size and Access

The Cacamuyá Property is located in southern Honduras in the Department of Choluteca and the Municipality of San Marcos de Colón.  The Cacamuyá Property consists of five contiguous concessions granted by the Honduran government, covering 4,741 hectares.  The town of San Marcos de Colon, located on the Pan American Highway, is the field base for exploration and is located about 15 kilometers north of the center of the property.

Access to the main areas of mineralization on the property is via gravel roads.

Under the terms of the concession First Point pays an annual rent of

Years

$US/hectare

1 – 4

$0.25

5 – 6

$0.75

7 – 8

$1.50

9 onwards

$3.00

to keep the concession in good standing.  No environmental or other license is required for drilling.  Upon commercial production a 1% NSR is payable to the government and a 20% tax is payable on profits.

Previous Exploration

The earliest recorded activity on the Cacamuyá Property dates back to 1900, when the Central American Mining Company mined the Carmen and Esperanza veins and to a lesser extent the Cerro Chachagua and Hilo Libre veins. Incomplete records indicate that mining of the Carmen and Esperanza veins exploited grades of 0.5 to 1.0 oz/ton gold over vein widths from less than a meter to up to four meters.

Rosario Mining held the property from 1939 to 1940. During this period many of the previously mined workings were mapped and sampled and a number of maps from the 1920's were redrafted. These maps, which are the only record of activity prior to 1939, have been reproduced by Battle Mountain and appear reliable (Mashburn, 1995).

Modern exploration activities at Cacamuyá began in December 1990 by Breakwater through its Honduran subsidiary American Pacific Honduras. Breakwater targeted the Cacamuyá property as a potential bulk tonnage target and carried out an exploration program in 1991. The soil sampling outlined an anomaly of 2 kilometers square of >100 ppb gold, with several contiguous samples containing >1,000 ppb gold. Gold in soil anomalies are coincident with strong arsenic and molybdenum anomalies in the west half of the Target Area.

In May 1994 Minera BMG entered into an option agreement with Breakwater to earn a 60% interest in the property. Exploration focused on bulk tonnage gold targets, including 15 diamond drill holes, five of which intersected what is now known as the Cerro Chachagua structure and another two intersecting the D4/D5 target. Several of these holes intersected potentially ore grade gold +/- silver values over mineable widths.

Geology & Mineralization

Cacamuyá is a volcanic-hosted, low sulphidation, epithermal, gold/silver prospect that combines two distinct, but related, styles of mineralization that are represented by the Filo Lapa and Cerro Chachagua targets. These occur within a two-kilometer wide by more than four-kilometer long, north-trending zone of intense alteration and coincident strong multi-element soil anomalies.  Epithermal deposits of this style, of which there are more than 100 current or past producers around the Pacific Rim, have several features in common.

1.

They are strongly vertically zoned.  That is, gold and silver in quartz veins at grades suitable for underground mining, form a “productive horizon”, typically over a vertical range of 200 to 300 meters.  While the vein usually continues upwards, grades are typically sub-economic above this “productive horizon”.

2.

Where the veins have reached surface, hot spring develop forming a sinter which has much lower gold and silver grades than the quartz veins but where this sinter material is preserved, it may be mineable by open-pit methods.

3.

Where there is one economic vein, virtually universally in the epithermal deposits around the Pacific Rim, there are additional economic veins.

The Filo Lapa Target represents a high-level sinter or hot spring style occurrence, potentially bulk mineable expression of this large-scale mineralized system. It exhibits characteristics similar to Glamis Gold's San Martin gold deposit in Honduras and contains disseminated mineralization in typically oxidized or leached outcrops.

Deeper-seated, high-grade, epithermal quartz vein mineralization at the Cerro Chachagua and related targets at D4/D5 are classic bonanza epithermal veins similar to Meridian Gold's El Peñón gold mine in Chile.

The most significant drill results to date include:

o

Cerro Chachagua,

6.2 meters of 104.7 g/t gold & 743 g/t silver (true width)

o

Cerro Chachagua,

4.1 meters of 8.4 g/t gold & 297 g/t silver (true width)

o

Filo Lapa

1.5 meters of 17.8 g/t gold

o

D4/D5 Area

4.0 meters of 19.1 g/t gold

o

D4/D5 Area

1.5 meters of 26.8 g/t gold

Exploration at Cacamuyá has improved the understanding of the controls of gold mineralization on the property. While Filo Lapa and Cerro Chachagua and their extensions are primary exploration targets, the Cerro Chachagua veins are important not only as a target themselves, but because they also indicate potential for higher grades below the Filo Lapa sinter at surface.

Exploration

The Company’s exploration activities during 2005 were limited to mainly “care and maintenance” in light of the continuing moratorium imposed by the Honduran government several years ago on the transfer of title to mineral concessions.  The moratorium severely constrains the Company’s ability to negotiate terms for a potential joint venturing of this property to a third party.  Without some assurance that an interest in a mining concession can be placed on the public record, potential joint venture partners are unlikely to commit to significant exploration expenditures.

Rio Luna Project, Nicaragua

Acquisition Details

In December 2002, the Company entered into an option agreement to acquire a 100% interest in the Rio Luna Property in Nicaragua from Novaterra Resources Inc. (“NRI”) and Inversiones de Terra Nova S.A. (“Intersa”), a subsidiary of NRI, by incurring US$10,000 in exploration and development expenditures, making total cash option payments of US$17,500 and by issuing 75,000 common shares of the Company.

The option was exercised in 2004 and the Company now holds a 100% interest in the Rio Luna property.

The Rio Luna property is a concession of 9,000 hectares granted by the government of Nicaragua on July 30, 2002.  Under the terms of the concession, the Company must pay annual rentals to the government as follows:

Years

$US/hectare

1

$0.25

2

$0.75

3

$1.50

4

$1.50

5

$3.00

6

$3.00

7

$4.00

8

$8.00

9

$8.00

10

$8.00

11 onwards

$12.00

Prior to commencing drilling the Company completed an environmental baseline study and obtained a license to drill from the government.  There are no fees payable under the terms of this license but quarterly reports are required while drilling is in progress.

Should the property go into production a 3% NSR plus a tax of 30% on profits are payable to the government.

Location and Access

The property is 10 kilometers north of the town of Boaco, Nicaragua. Boaco is a regional center with stores, banks, fuel and other facilities. A 75-kilometer paved road from Managua to Boaco with good gravel roads northeast from Boaco leading to various parts of the property provide excellent access. The property itself is largely rolling grassland and scrub vegetation.

Previous Exploration

Very little previous exploration has been conducted on the property. There are a number of historic shallow trenches and a single shaft approximately ten meters deep, but there is no indication of past production and the property has never been systematically explored or drill tested. While the veins are poorly exposed there are numerous mineralized quartz vein boulders and the soil cover is quite shallow in many areas so boulder tracing and hand trenching is a very effective method of exploring for many of the veins.

Exploration

There is very little outcrop on the Rio Luna property, consequently geological mapping, stream sediment sampling and auguring to collect soil samples with follow-up trenching in areas showing anomalous levels of gold are important elements of a systematic evaluation of the property.  To date, exploration has revealed the presence of a series of vein systems, the total strike length of which now exceeds 18 kilometers. Several zones show evidence of multiple parallel veins containing anomalous concentrations of gold.  In addition, sampling of surface quartz vein float or boulders has demonstrated the presence locally of high concentrations of gold. The highest-grade sample collected to date was a float sample that assayed 250 grams/tonne (“g/t”) gold, collected in the Santa Juana area.

Trenching carried out over the Paraiso vein system has returned values as high as 21.1 g/t gold over 2 meters true width and an average grade of 2.5 g/t gold over 2.6 meters estimated true width from 34 trenches. The El Rodeo system to the north has returned values as high as 15.4 g/t gold over 2.5 meters true width and an average grade of 4.4 g/t over 2.1 meters from seven trenches.  Fluid inclusions, quartz textures and geochemical analyses indicate that the surface trenches are near or above the bonanza grade gold horizon common in epithermal veins. Typically in such systems, better grades can be anticipated at depth, which has been confirmed by the results of the first 33 hole drilling campaign totaling 3,360 was completed in 2004. The drilling was concentrated in four target areas: Balsamo, Balsamo East, Santa Rita and El Rodeo. The most significant drill intersects from the first drilling phase, which tested only 2.5 kilometers of the now known 18 kilometers of epithermal gold veins, where:-

o

Balsamo East,

RL-21,

2.7 meters of 15.8 g/t gold (true width)

o

Balsamo East,

RL-22,

3.1 meters of 13.5 g/t gold (true width)

o

Balsamo,

RL-3,

2.6 meters of 19.4 g/t gold (true width)

o

Santa Rita,

RL-9,

1.3 meters of 19.0 g/t gold.

A second phase of drilling on selected targets commenced in May 2006.  This drill program, which will total an estimated 4,000 meters will test six selected targets along the 18 kilometers of known epithermal veining.  Total cost is estimated at US$550,000 and the program is due to be completed in November 2006.

Other projects, Nicaragua

The Boaco Viejo mineral concession (100% First Point) and the Mesas de Cuapa mineral concession (under application – 100% First Point) are located between the Company’s Rio Luna property and the La Libertad Mine owned by RNC Gold Inc. These two concessions cover Miocene and Pliocene andesite volcanics marked by four intact or partially eroded calderas forming along a northeast trending belt. Overprinting the calderas are northwest and east trending structural breaks within wide zones of high sulphidation alteration, the most intense portion of which measures about 14 kilometers long by 3 kilometers wide, covering an area of about 50 square kilometers. This area is characterized by numerous felsic domes typically containing quartz eyes and is geologically analogous to the gold deposits being mined at Yanacocha, Peru and Pueblo Viejo, Dominican Republic.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition, and results of operations of the Company for each of the years in the three-year period ended December 31, 2005, should be read in conjunction with the consolidated financial statements of the Company included in Item 17 – “Financial Statements.”

The Company’s financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  Material differences between Canadian and U.S. GAAP, as applicable to the Company, are set forth in Note 12 to the financial statements of the Company included in Item 17 – “Financial Statements.”

5.A

Operating Results

First Point explores for precious metal deposits, none of which have been advanced to the point where a production decision can be made.  As a consequence, the Company has no producing properties, and no sales and revenues.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

The loss before interest and other income in 2005 was $413,243 compared to $734,940 in 2004. The reduced loss is largely attributable to reductions in general exploration expenses, management fees, travel and promotion, and wages, partially offset by higher stock-based compensation expense.  During 2005, stock-based compensation (a non-cash charge) was $61,399 up from $39,331 in 2004, the result of a greater number of stock options being granted in 2005, as compared to 2004.  General exploration expense in 2005 of $147,466, down from the 2004 expense of $328,740, was lower because the Company elected to concentrate a greater portion of its limited financial resources on evaluating the Rio Luna gold project, where exploration costs are capitalized.  Management fees, and travel and promotion were all lower in 2005 as the result of cost containment measures implemented in mid-year to preserve working capital pending a financing.  Wages were lower as the result of a reduction in staffing levels.

The Company reported other income in 2005 of $25,042 compared to no other income in 2004, which is attributable in large measure to having sub-let a portion of its office space to a third party commencing in the first half of 2005.  This is a month-to-month arrangement that can be cancelled by either party on 30 days notice.

The Company capitalized $482,674 of exploration expenditures on Nicaraguan mineral properties in 2005, down from the 2004 amount of $977,470, of which $409,448 (compared to $977,470 in 2004) was related to exploration at the Rio Luna gold project.  Rio Luna is the Company’s most important project at the present time.  In 2005, First Point incurred $73,226 (2004 - $Nil) on the newly acquired Mesas de Cuapa project.

The Company’s exploration activities in Honduras during 2005 were focused on the Cacamuyá gold-silver property in southern Honduras, but work was limited to mainly “care and maintenance” in light of the continuing moratorium imposed by the Honduran government several years ago on the transfer of title to mineral concessions.  The moratorium severely constrains the Company’s ability to negotiate terms for a potential joint venturing of this property to a third party.  Without some assurance that an interest in a mining concession can be placed on the public record, potential joint venture partners are unlikely to commit to significant exploration expenditures.  The Company capitalized $33,605 of exploration expenditures on Cacamuyá project during 2005 compared to $183,687 in 2004.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

The loss before interest income and the write-off of mineral properties in 2004 was $734,940, down from the 2003 amount of $865,933.  The decrease is largely attributable to reductions in stock-based compensation and general exploration expenses in 2004.  In 2004, stock-based compensation (a non-cash charge) was down to $39,331 from $278,697 in 2003 due to fewer stock options being granted in 2004 as compared to 2003.  General exploration expense of $328,740 in 2004, compared to the 2003 expense of $363,461, was lower due to the Company elected to concentrate a greater portion of its technical and financial resources on evaluating the Rio Luna gold project, where exploration costs are capitalized.

Management fees were higher in 2004 at $90,492 versus $30,800 in 2003 as the result of a Company officer having to devote considerably more time to the Company’s affairs in 2004, largely as a result of more onerous continuous disclosure standards and compliance with other reporting and regulatory requirements.

Travel and promotion were higher in 2004 at $71,717 versus $56,000 in 2003 and more comparable to the level of such costs incurred in 2002, as compared to 2003.

The apparent increase in wages in 2004 to $87,910 from $38,969 in 2003 is due to the fact that portions of the wages of senior technical personnel are allocated to the Company’s mineral property costs or are included in general exploration expense.  When the Company has fewer active projects, the portions of the wages of such personnel allocated to these expense categories are correspondingly lower.  As a consequence, the unallocated portion remaining in the wages expense category results in an apparent increase in wages.

The Company capitalized $977,470 of exploration expenditures on Nicaraguan mineral properties in 2004 compared to the 2003 amount of $230,581, of which $977,470 (compared to $210,381 in 2003) was related to exploration at the Rio Luna gold project.

The Company capitalized $183,687 of exploration expenditures on Honduran mineral properties in 2004 compared to $399,906 in 2003, of which $183,687 (compared to $389,380 in 2003) was related to exploration at the Cacamuyá project.  In 2004 about two-thirds of the expenditures were property acquisition costs, as the Company exercised an option to acquire a 60% interest in the project by issuing 500,000 common shares valued at $102,500.  In 2003 the expenditures were largely incurred on a drilling program and related activities.

The Company’s accounting policy is to capitalize all costs incurred in acquiring and exploring mineral properties until the property to which they relate is placed into production, sold or abandoned.  As abandonment decisions are largely driven by exploration results, the amounts written-off from year to year can be highly variable, and unpredictable in advance of the receipt of those results and other information relating to the underlying value of the properties in question.

The write-off in 2004 was $361,186 up from the 2003 write-off of $20,200.

The write-off in 2004 arose as a consequence of the Company vending the Cedros zinc-silver property in Honduras to a private Canadian company, Aquila Resource Corp. (“Aquila”), for 2,215,569 Aquila common shares.  Through December 31, 2003, the Company’s cumulative expenditures on the Cedros property were $1,136,636.  The Company placed a deemed value of $775,450 ($0.35 per share) on the Aquila shares received in this transaction and accordingly, recorded a loss of $361,186 when the Cedros property was vended to Aquila.  Until such time as the Company is able to transfer title to the Cedros property to Aquila, 1,000,000 of these shares will be held in a private escrow arrangement between Aquila and the Company.

During 2004, the Company acquired 253,209 common shares of Aquila for $0.35 per share paid in cash and received 37,795 shares of Aquila in exchange for a debt of $7,301 owed the Company.  As a result of the foregoing transactions, at December 31, 2004 and 2005, the Company held 2,506,573 shares of Aquila.

Aquila completed a reverse take-over of JML Resources Ltd., a Toronto-based exploration company whose shares were listed on the TSX Venture Exchange on May 2, 2006.  When the transaction closed, First Point held 2,506,573 shares in the resulting company, (named Aquila Resources Inc.), which represented a 6.4% interest.  These shares are subject to escrow pursuant to the TSX Venture Exchange’s standard escrow provisions.  Ten percent of the shares in escrow (250,657 shares) were released from escrow on the approval of the merger, which was published in the Exchange’s Bulletin.  These have been sold.  A further 375,985 shares will be released from escrow on each six month anniversary of May 2, 2006, until all of the escrowed shares have been released from Venture Exchange’s escrow.  However, unless title to the Cedros property has been transferred to Aquila by the time the last 1,000,000 of the shares being released from the Venture Exchange’s escrow are free of that escrow arrangement, those shares will remain subject to the private escrow arrangement between Aquila and the Company.

5.B

Liquidity and Capital Resources

The Company has financed its operations principally through the sale of its equity securities.  As the Company does not have any producing mineral properties, it has no sales or revenues since commencement of its business.  The minerals business is characterized by long lead times from discovery to development, and few exploration projects successfully make the transition to development.

Debt financing has not been used to fund the Company’s property acquisitions and exploration activities and the Company has no current plans to use debt financing.  The Company has no “stand-by” credit facilities, or any off-balance sheet arrangements and it does not use hedges or other financial derivatives.

The Company had a net working capital position of $125,681 at December 31, 2005.  The Company’s working capital position at that date did not provide it with sufficient liquidity to meet its 2006 budgeted operating requirements.  In this regard, the Company raised a gross amount of $1,626,700 in a non-brokered private placement equity financing in March 2006, by issuing 11,619,288 units at a price of $0.14 per unit.  Each unit was comprised of one common share and one transferable share purchase warrant.  Each warrant will entitle the warrant-holder to acquire one additional common share at an exercise price of $0.20 for a period of 12 months from closing.

During 2005, the Company completed two private placements, receiving gross proceeds of $801,750.  The Company did not issue any shares in 2005 for property acquisitions.  The Company also received $62,223 as a result of a trust fund being wound up.

At June 30, 2006, there were 14,502,954 warrants outstanding with a conversion price of $0.20 per share, which expire at various dates between March 1, 2007 and December 21, 2007.  In addition, there were 4,645,000 stock options outstanding under the Company’s incentive stock option plan.  The stock options are exercisable at prices ranging from $0.15 to $0.55 per share, with expiry dates ranging to April 19, 2011.  If the Company were to issue all the outstanding shares issuable upon conversion of all warrants and exercise of all incentive stock options outstanding, it would receive approximately $4,314,591.  The exercise of these securities is completely at the discretion of the holders and the Company has had no indication that any of these securities will be exercised.

The Company expects to obtain financing in the future primarily through equity financings and/or joint venturing its properties.  There can be no assurance that the Company will succeed in obtaining additional financing, now or in the future.  Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and eventually to forfeit or sell its interests in its properties.  See Item 3.D of this document entitled “Risk Factors” for risks associated with the Company’s reliance on future financing.

5.C

Research and Development

The Company is a mineral exploration company and does not engage in conventional research and development.

5.D

Trend Information

As the Company is a mineral exploration company, there is no production, sales or inventory in the conventional sense.  The Company’s financial success will be dependent upon the extent to which it can discover mineralization and the economic viability of developing such properties.  Such development, if initiated, may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty.

Other than as disclosed herein, the Company is not aware of any trends, uncertainties, demands, commitments or events, which are reasonably likely to have a material effect on the Company.

5.E

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements.

5.F

Tabular disclosure of contractual obligations

Payments due by period
Contractual Obligations	Total	Less than 1 year	1- 3 years	3 – 5 years	More than 5 years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease Obligations	Nil	Nil	Nil	Nil	Nil
Operating Lease Obligations*	$62,300	$44,000	$18,300	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	Nil	Nil	Nil	Nil	Nil
Total	$62,300	$44,000	$18,300	Nil	Nil

*The Company’s lease on its existing premises will expire on May 31, 2007.  The annual lease obligation is approximately $44,000 in 2006 and $18,300 in 2007.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A

Directors and Senior Management

Directors and Senior Management

As of September 1, 2006

Name	Position	Date of First Election or Appointment
Peter M.D. Bradshaw	President/CEO/Director	July 1996
J. Christopher Mitchell	Secretary/Director	July 2003
Ronald M. Britten	VP Exploration	July 1996
Roderick W. Kirkham	Director	February 1995
Patrick J. Mars	Director	October 2001
William H. Myckatyn	Director	February 1999
Robert A. Watts	Director	July 1996
Teresa Cheng	CFO	May 2006

Peter M.D. Bradshaw, President/Chief Executive Officer (“CEO”) and a Director of the Company, a geologist, has 40 years experience in the mining industry and corporate management.  President/CEO of the Company from July 1996 to May 2004 and July 2005 to present, he was Vice President then Senior Vice President with Orvana Minerals Corp. from 1987-1996.  Currently, he is a director of the following publicly-traded companies: Orvana Minerals Corp. (May 2006 to present) and Aquila Resources Inc. (April 2006 to present).

Ronald M. Britten, VP Exploration, a geologist, brings more than 30 years experience in the mining industry.  VP Exploration of the Company since 1996, during 1993-1996, he was regional exploration geologist for Homestake Mining Company.

J. Christopher Mitchell, Corporate Secretary and a Director of the Company, has been a Director since May 2004, and has served as Corporate Secretary since July 2003.  He was President of the Company from June 2004 to June 2005, and served as Chief Financial Officer between July 2003 and April 2006.  Mr. Mitchell is a business consultant with more than 35 years’ experience in the mining industry.  Currently, he is a director of the following publicly-traded companies: Orvana Minerals Corp. (January 2004 to present) and Endurance Gold Corporation (March 2005 to present).

He also serves (since July 2005) as the Chief Financial Officer of Diamondex Resources Ltd., Triex Minerals Corporation and Silver Quest Resources Ltd.

Roderick W. Kirkham, a Director of the Company, has been a Director since 1995 and was appointed Corporate Secretary between 1995 and July 2003.  He has been a partner with the legal firm of Heenan Blaikie LLP since 1997.  Prior to that, he was an associate then partner with the legal firm of Douglas Symes & Brissenden.  Currently, he is a director of the following publicly-traded company: Palladon Ventures Ltd. (August 2005 to present).

Patrick J. Mars, a Director of the Company, is an independent consultant specializing in mine financing and analysis.  He has more than 30 years' experience in the mining and investment industries, holding senior positions with several leading Canadian investment firms, including First Marathon Securities (UK) and Bunting Warburg.  He also has held senior executive positions with Anvil Range Mining Corporation and Chivor Emerald Corporation and been on the board of several mining companies including Meridian Gold.  He was Chairman and Director of First Marathon Securities (UK) Limited/ National Bank, until May 2001.  Mr. Mars also served as a Governor of the Toronto Stock Exchange between 1984 and 1987 and a director of the Investment Dealers Association of Canada from 1992 to 1994.  Until December 1998, he was President, CEO and a director of Anvil Range Mining Corporation, a zinc-lead mining company. From January 1999 until May 2001, Mr. Mars was Chairman, CEO and a director of First Marathon Securities (UK) and NBC Financial (UK).  From June 2001 to the present, Mr. Mars has acted as an independent consultant.  Currently, he is a director of the following public-traded companies: Yamana Gold Inc. (August 2001 to present), Aura Gold Inc. (formerly Canadian Baldwin Resources Limited) (January 2006 to present), Carpathian Gold Inc. (January 2003 to present), Endeavour Mining Capital Corp. (November 2003 to present), Glencairn Gold Corporation (September 2002 to present), Pacifica Resources Ltd. (August 2005 to present), Manicouagan Minerals Inc. (November 2004 to present), and Sage Gold Inc. (September 2002 to present).

William H. Myckatyn, a Director of the Company, is the Chairman and director of Quadra Mining Ltd. and the former President of Dayton Mining Corporation (a predecessor company of Pacific Rim Mining). During 1997-1998, he was President/CEO/Director of Princeton Mining Corp.; and from 1993-1997, he was President/CEO/Director of Gibraltar Mines Ltd.    Mr. Myckatyn is a mining engineer with extensive technical and management experience in mining development and operations.  Currently, he is also a director of the following publicly-traded company: Pacific Rim Mining Corp. (April 2002 to present).

Robert A. Watts, has been a Director since July 1996, and served as Chief Financial Officer of the Company from July 1996 to July 2003.  Mr. Watts, a chartered accountant, brings 40 years experience in the mining industry and financial management.  He has been President of Wattsline Management Ltd., a private company providing financial consulting services to the mining industry since 1994.  Currently, he is a director of the following companies: Silver Quest Resources Ltd. (October 2003 to present) and Coro Mining Corp. (December 2005 to present).

Teresa Cheng, was appointed Chief Financial Officer of the Company on May 1, 2006.  She was previously Chief Financial Officer and Corporate Secretary of Atna Resources Ltd. (July 1990 to February 2005).  She also serves (since November 2005) as the Chief Financial Officer and Corporate Secretary of Endurance Gold Corporation.

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

Patrick J. Mars was President and director of Anvil Range Mining Corporation (“Anvil”), when Anvil made a voluntary arrangement with creditors under the provisions of the Companies Creditors Arrangement Act (Canada) in 1998.

Peter Bradshaw was on the Board of Directors of Pegasus Gold Inc. on January 15, 1999 when that company completed a liquidating plan of reorganization.

There are no family relationships between any two or more Directors or Executive Officers.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was selected as a Director or Executive Officer.

6.B

Compensation

The following table and accompanying notes sets forth all compensation paid by the Company to its directors and senior management for the fiscal year ended December 31, 2005.

Name and Principal Position	Year(1)	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other annual compensation ($)	Securities under options/SARs(2) granted (#)	Shares or units subject to resale restrictions ($)	Long term incentive plan payouts ($)
Peter M.D. Bradshaw	2005	140,000	Nil	Nil	225,000(5)	Nil	Nil	Nil
CEO and President chair(3)	2004	107,335	Nil	Nil	25,000(6)	Nil	Nil	Nil
	2003	120,670	Nil	Nil	95,000(7)	Nil	Nil	Nil
J. Christopher Mitchell	2005	Nil	Nil	46,075(3)	175,000(5)	Nil	Nil	Nil
CFO	2004	Nil	Nil	92,546(3)	25,000(6)	Nil	Nil	Nil
	2003	Nil	Nil	10,000(3)	200,000(8)	Nil	Nil	Nil
Robert A. Watts	2005	Nil	Nil	Nil	125,000(5)	Nil	Nil	Nil
CFO(4)	2004	Nil	Nil	Nil	25,000(6)	Nil	Nil	Nil
	2003	20,800	Nil	Nil	60,000(7)	Nil	Nil	Nil

(1)

January 1 to December 31.

(2)

Stock appreciation rights.

(3)

Paid to Adera Company Management Inc., a private company controlled by Mr. Mitchell.

(4)

Mr. Watts served as CFO from 1996 to July 2003.

(5)

Stock options are exercisable at a price of $0.15 per share prior to September 20, 2010.

(6)

Stock options are exercisable at a price of $0.20 per share prior to April 15, 2009.

(7)

Stock options are exercisable at a price of $0.35 per share prior to December 12, 2008.

(8)

150,000 of these stock options are exercisable at a price of $0.34 per share prior to November 4, 2008, and the balance 50,000 stock options are exercisable at a price of $0.35 per share prior to December 12, 2008.

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2005 to provide pension, retirement or similar benefits for Directors or Executive Officers.

Bonus/Profit Sharing/Non-Cash Compensation.  Except for the stock option program discussed in subsection 6.E “Share Ownership”, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers.

6.C

Board Practices

The Board of Directors presently consists of six directors, all of whom were elected at the annual general meeting of the shareholders of the Company, held on June 27, 2006.  Each director holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (Alberta).

Other than disclosed elsewhere herein, there is no services contract between the Company and its directors.

Board of Director Committees

Audit Committee

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The Audit Committee meets at least four times per year.  The Committee currently consists of the following individuals: Robert A. Watts, Chairman, Patrick J. Mars and William H. Myckatyn, of which all members are independent.  Mr. Watts is a Chartered Accountant with over 30 years experience acting in a senior capacity with a number of publicly-listed exploration and mining companies.

Compensation Committee

The Board of Directors has a Compensation Committee which meets at least once a year to consider the compensation to be paid to the executive officers.  The deliberations are conducted in the context of the duties and responsibilities of the executive officers and in the context of market rates for persons of similar qualifications performing similar services.  The current members of the Compensation Committee are: Roderick Kirkham, Robert A. Watts and Patrick Mars, of which all members are independent.

6.D

Employees

As of September 1, 2006, the Company had five employees, including four in senior management positions.  None of the Company's employees are covered by collective bargaining agreements.

6.E

Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all options and warrants to purchase shares of the Company held by such persons at September 1, 2006.

Name of Person(s)	# of Common Shares Held	# of Stock Options	# of Warrants	Exercise Price ($)	Expiry Date
Peter Bradshaw	1,168,220	100,000 125,000 95,000 25,000 225,000 250,000 -	- - - - - - 107,143	$0.20 $0.55 $0.35 $0.20 $0.15 $0.37 $0.20	Jan. 22, 2007 Jun. 27, 2007 Dec. 12, 2008 Apr. 15, 2009 Sep. 20, 2010 Mar. 16, 2011 Mar. 1, 2007
Christopher Mitchell	256,287	150,000 50,000 25,000 175,000 175,000 - -	- - - - - 33,333 106,287	$0.34 $0.35 $0.20 $0.15 $0.37 $0.20 $0.20	Nov. 4, 2008 Dec. 12, 2008 Apr. 15, 2009 Sep. 20, 2010 Mar. 16, 2011 Apr. 28, 2007 Mar. 1, 2007
Ronald Britten	360,505	100,000 125,000 60,000 25,000 225,000 250,000	- - - - - -	$0.20 $0.55 $0.35 $0.20 $0.15 $0.37	Jan. 22, 2007 Jun. 27, 2007 Dec. 12, 2008 Apr. 15, 2009 Sep. 20, 2010 Mar. 16, 2011
Robert Watts	496,042(1)	50,000 70,000 60,000 25,000 125,000 125,000 - -	- - - - - - 50,000 107,143(2)	$0.20 $0.55 $0.35 $0.20 $0.15 $0.37 $0.20 $0.20	Jan. 22, 2007 Jun. 27, 2007 Dec. 12, 2008 Apr. 15, 2009 Sep. 20, 2010 Mar. 16, 2011 Apr. 28, 2007 Mar. 1, 2007
William Myckatyn	80,556	25,000 40,000 75,000 25,000 125,000 125,000	- - - - - -	$0.20 $0.55 $0.35 $0.20 $0.15 $0.37	Jan. 22, 2007 Jun. 27, 2007 Dec. 12, 2008 Apr. 15, 2009 Sep. 20, 2010 Mar. 16, 2011
Roderick Kirkham	579,000	25,000 40,000 75,000 25,000 150,000 125,000 - -	- - - - - - 50,000 118,000	$0.20 $0.55 $0.35 $0.20 $0.15 $0.37 $0.20 $0.20	Jan. 22, 2007 Jun. 27, 2007 Dec. 12, 2008 Apr. 15, 2009 Sep. 20, 2010 Mar. 16, 2011 Apr. 28, 2007 Mar. 1, 2007
Patrick Mars	220,000(3)	75,000 40,000 145,000 25,000 150,000 250,000 -	- - - - - - 180,000(3)	$0.19 $0.55 $0.35 $0.20 $0.15 $0.37 $0.20	Jan. 16, 2007 Jun. 27, 2007 Dec. 12, 2008 Apr. 15, 2009 Sep. 20, 2010 Mar. 16, 2011 Mar. 1, 2007
Teresa Cheng	-	100,000	-	$0.37	April 19, 2011

(1)

95,400 of these shares are registered in the name of Wattsline Management Ltd., a private company controlled by Mr. Robert Watts.

(2)

All of the warrants are registered in the name of Wattsline Management Ltd., a private company controlled by Mr. Robert Watts.

(3)

All of the shares and warrants are registered in the name of P.J. Mars Investments Limited, a private company controlled by Mr. Patrick Mars.

The Company has no arrangements for involving the employees in the capital of the Company. The Company does not have a share purchase plan, dividend reinvestment plan for its directors, officers and employees. However, the Company will, from time to time, grant individual stock options to its directors, officers or employees as an incentive pursuant to its incentive stock option plan.

The size and value of stock options granted to officers and directors is determined by the board of directors upon consideration of market conditions and the policies of the TSX Venture Exchange.

Incentive Stock Option Plan

The Company’s Stock Option Plan became effective on January 2, 1997.  Pursuant to the policies of the TSX Venture Exchange, the Stock Option Plan must be submitted for approval by the Company’s shareholders at the Company’s annual general meeting.

The purpose of the Stock Option Plan is to attract, retain and compensate qualified persons as directors, senior officers, full-time employees of and consultants to, the Company and its affiliates/subsidiaries by providing such persons with the opportunity, through share options, to acquire an increased proprietary interest in the Company.

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A

Major Shareholders

Names of Stockholders Owning 5% or More of Outstanding Shares

To the best knowledge of the management of the Company, as of September 1, 2006, the following shareholders were the beneficial owners of 5% or more of the outstanding shares of the Company:

Name of Shareholder	Number of Shares	Percentage
RAB Special Situations	4,850,000(1)	9.9%
Dexell Investment Holdings	3,214,286(2)	6.6%
Sercor Ltd.	3,214,286(3)	6.6%

(1)

RAB Special Situations (Master) Fund Limited owned 3,850,000 shares of the Company before subscribing for 1,000,000 units at a price of $0.14 per unit in a non-brokered private placement that closed in March 2006.  Each unit (“Unit”)is comprised of one Share and one Warrant entitling the Subscriber to purchase an additional share of the Company for a period of 12 months from the closing date at a price of $0.20 per share.

(2)

Dexell Investment Holding subscribed for 3,214,286 Units in the March 2006 private placement.

(3)

Sercor Ltd. subscribed for 3,214,286 Units in the March 2006 private placement.

None of the foregoing shareholders have voting rights different from the voting rights of other shareholders. There are no known arrangements that would result in a change of control of the Company.

The Company is a publicly-owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  To the best knowledge of the Management of the Company, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or any other natural or legal person severally or jointly.

There is no arrangement known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

7.B

Related Party Transactions

Other than as set forth below, there are no material transactions with the directors, senior officers, promoters or other members of management of the Company, nor any associates or affiliate of any of the foregoing, that have occurred during the two most recently completed fiscal years of the Company, or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.

During fiscal 2004, the Company paid to Adera Company Management Inc. (“Adera”), a private company controlled by Mr. J. Christopher Mitchell, an aggregate amount of $86,492 for administrative services.  During fiscal 2005, the Company paid to Adera an aggregate amount of $46,075 for administrative services.

During the first half of 2006, the Company paid to Adera an aggregate amount of $14,149, and to Teresa Cheng an aggregate amount of $7,300 for administrative services.  In addition, in that same period, an aggregate amount of $11,459 was paid to Heenan Blaikie LLP, a law firm for legal services.  Mr. Roderick Kirkham, a director of the Company, is a partner of Heenan Blaikie.

7.C

Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

8.A

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

The consolidated financial statements as required under ITEM #17 are attached hereto as Exhibit 1.  The audit report of DeVisser Gray, independent Chartered Accountants, is included immediately preceding the consolidated financial statements.

A major difference exists in respect to the allowable treatment of resource property acquisition and exploration costs under US and Canadian Generally Accepted Accounting Principles (“GAAP”).   Under Canadian GAAP, an enterprise is generally not precluded from deferring such costs during the period prior to the completion of a positive feasibility study on the property or properties to which such costs apply, provided that management intends to continue work on the property and that all other criteria in support the status of the asset, such as an acquisition agreement in good standing, are in place.  Under US GAAP, no deferral of current costs is possible until the property or properties to which they apply have been subject to a final feasibility study showing proven and probable reserves.  Under Canadian GAAP, explicit financial statement footnote disclosure is typically made in all instances where there is uncertainty surrounding the measurability and recoverability of these costs, and such disclosure is provided fully in the case of the Registrant.  Despite this, readers should be aware that this allowable Canadian GAAP financial statement line item treatment of these costs, followed currently by the Registrant, is a more aggressive accounting policy than that allowed by US GAAP standards, and will typically result in materially overstated asset and understated current loss figures relative to those derived following the application of US GAAP to the same costs.  US GAAP standards in connection with the recognition of financial statement assets arising from such costs incurred at this stage of mineral resource development are undeniably higher than the equivalent allowable thresholds, followed by the Registrant currently, under Canadian GAAP.  A detailed analysis of the current financial statement impact of this difference in US and Canadian GAAP is provided at Note 12 to the Company’s audited Consolidated Financial Statements included in this filing.

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

8.B

Significant Changes

No significant change has occurred since the date of the annual financial statements included in this Annual Statement.

ITEM 9.  THE OFFER AND LISTING

9.A

Offer and Listing Details

Information regarding the price history of the Company’s stock traded on the TSX Venture Exchange is set forth below.

(a)

for the five most recent full financial years; the annual high and low market prices:

Year	High	Low
2005	$0.185	$0.07
2004	$0.35	$0.12
2003	$0.58	$0.16
2002	$0.60	$0.12
2001	$0.30	$0.12

(b)

for the two most recent full financial years and any subsequent period: the high and low market prices for each full financial quarter:

Period	High	Low
2006
Second quarter ended June 30, 2006	$0.42	$0.16
First quarter ended March 31, 2006	$0.45	$0.12
2005
Fourth quarter ended December 31, 2005	$0.14	$0.07
Third quarter ended September 30, 2005	$0.135	$0.08
Second quarter ended June 30, 2005	$0.145	$0.09
First quarter ended March 31, 2005	$0.185	$0.12
2004
Fourth quarter ended December 31, 2004	$0.25	$0.12
Third quarter ended September 30, 2004	$0.25	$0.14
Second quarter ended June 30, 2004	$0.295	$0.15
First quarter ended March 31, 2004	$0.35	$0.23

(c)

for the most recent six months: the high and low market prices for each month:

Month	High	Low
August 2006	$0.215	$0.105
July 2006	$0.20	$0.15
June 2006	$0.22	$0.16
May 2006	$0.38	$0.22
April 2006	$0.42	$0.33
March 2006	$0.45	$0.215

9.B

Plan of Distribution

Not applicable.

9.C

Markets

The Company's common shares began trading on the Alberta Stock Exchange on September 18, 1995.  On November 26, 1999, the Alberta and Vancouver Stock Exchange merged to form the Canadian Venture Exchange (the “CDNX”)

which later became the TSX Venture Exchange and the Company now trades on the TSX Venture Exchange under the trading symbol “FPX”.  The CUSIP number is #335937-10-8.

9.D

Selling Shareholders

Not applicable.

9.E

Dilution

Not applicable.

9.F

Expenses of the Issue

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

10.A

Share Capital

Not applicable.

10.B

Memorandum and Articles of Association

This information is incorporated by reference to the Company’s Form 20-F Registration Statement, Item 10.B as filed with the Securities and Exchange Commission on February 24, 2004.

10.C

Material Contracts

2004

The Company entered into an agreement (“the Shareholders’ Agreement”) effective January 16, 2004 with a Michigan limited liability company, Menominee River Exploration Co., LLC (“MREC”) and seven individuals, being the owners of MREC (the “Initial US Investors”).  Pursuant to the terms of the Shareholders’ Agreement, MREC and the Company agreed to vend their respective interests in the Back Forty project in Michigan and the Cedros Property in Honduras to a new company incorporated under the provisions of the Canada Business Corporations Act, Aquila Resources Corp. (“Aquila”).  In addition, First Point agreed to provide management services to assist Aquila in completing an Initial Public Offering and obtaining a listing on a Canadian stock exchange.

In return for the foregoing undertakings, Aquila agreed to issue 2,215,569 of its common shares to the Company.  A special escrow was established to hold 1,000,000 of the Aquila common shares pending the Honduran government recording the transfer of title to the Cedros property to Aquila.  Concurrently, the Company also purchased 253,209 common shares of Aquila at $0.35 per share and the Initial US Investors purchased 889,649 common shares of Aquila at the same price.

During 2004 and 2005, Aquila completed several additional private placements, a rights offering and issued shares to several creditors in settlement of indebtedness (including 37,795 shares to the Company to settle indebtedness of $7,301).  As a result of the foregoing transactions, at December 31, 2005, the Company owned or was entitled to receive an aggregate of 2,506,573 shares of Aquila.

2003

In February 2003, the Company entered into an exploration and property option agreement with BHP Billiton World Exploration Inc. (“BHP Billiton”) whereby the parties agreed to conduct a regional reconnaissance exploration program in El Salvador, Honduras and Nicaragua to explore for copper-gold deposits, with the Company as operator of the program.  The agreement provided, inter alia, that any copper-gold deposit identified pursuant under the program, unless the copper constitutes more than 25% of the economic value of the deposit, would belong 100% to the Company, and BHP Billiton would have no interest in such deposit.

The program was initiated in May 2003 and was terminated by BHP Billiton, effective March 31, 2005.

10.D

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

Finally, certain transactions prescribed in the IC Act are exempt from review altogether.

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

10.E

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

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Tax Act.  Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company.  The TSX Venture Exchange is a prescribed stock exchange under the Tax Act.  A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include one-half of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada.  The Holder may, subject to certain limitations, deduct one-half of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Taxation

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (the “IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares other than a U.S. Holder.  This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders.  Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own (directly, indirectly, or constructively) 10% or more, by voting power or value, of the outstanding shares of the Company.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners).  Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.  (See “Taxation—Canadian Federal Income Tax Consequences” above).

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares.  (See more detailed discussion at “Disposition of Common Shares” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.”

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S.  However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.  In 2003, the U.S. Department of the Treasury (the “Treasury”) and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC.  Although these Treasury Regulations have not yet been issued, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations.  It is expected that these Treasury Regulations will obligate persons required to file information returns to report a distribution with respect to a foreign security issued by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a “passive foreign investment company” for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

As discussed below, the Company believes that it was a “passive foreign investment company” for the taxable year ended December 31, 2005, and expects that it may be a “passive foreign investment company” for the taxable year ending December 31, 2006.  (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders—Passive Foreign Investment Company” below).  Accordingly, the Company does not expect to be a QFC for the taxable year ending December 31, 2006.

If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt.  A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt.  Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Dividends Received Deduction

Dividends paid on the Common Shares generally will not be eligible for the “dividends received deduction.”  The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of.  Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules.   (See more detailed discussion at “Foreign Tax Credit” below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “general income,” and certain other categories of income).  Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive income” or, in the case of certain U.S. Holders, “financial services income.”  However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to “passive income” and “general income” (and the other categories of income, including “financial services income,” are eliminated).  The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a “controlled foreign corporation” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Controlled Foreign Corporation

The Company generally will be a “controlled foreign corporation” under Section 957 of the Code (a “CFC”) if more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a “10% Shareholder”).

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of the “subpart F income” (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder’s pro rata share of the earnings of the Company invested in “United States property” (as defined in Section 956 of the Code).  In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the “earnings and profits” of the Company that are attributable to such Common Shares.  If the Company is both a CFC and a “passive foreign investment company” (as defined below), the Company generally will be treated as a CFC (and not as a “passive foreign investment company”) with respect to any 10% Shareholder.

The Company does not believe that it has previously been, or currently is, a CFC.  However, there can be no assurance that the Company will not be a CFC for the current or any subsequent taxable year.

Passive Foreign Investment Company

The Company generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election).  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, for transactions entered into after December 31, 2004, gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

The Company believes that it was a PFIC for the taxable year ended December 31, 2005, and expects that it may be a PFIC for the taxable year ending December 31, 2006.  The determination of whether the Company was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether the Company will be a PFIC for the taxable year ending December 31, 2006 and each subsequent taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report.  Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution paid on the Common Shares.  A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any excess distribution paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares.  The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Common Shares (other than years prior to the first taxable year of the Company beginning after December 31, 1986 for which the Company was not a PFIC) will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year.  A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.  Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.  The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder’s holding period for the Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold on the last day of the last taxable year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder.  Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.  However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.  In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which the Company was a PFIC.  A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such first year.  However, if the Company was a PFIC in a prior year, then in addition to filing the QEF Election documents, a U.S. Holder must elect to recognize (a) gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the Common Shares were sold on the qualification date or (b) if the Company was also a CFC, such U.S. Holder’s pro rata share of the post-1986 “earnings and profits” of the Company as of the qualification date.  The “qualification date” is the first day of the first taxable year in which the Company was a QEF with respect to such U.S. Holder.  The election to recognize such gain or “earnings and profits” can only be made if such U.S. Holder’s holding period for the Common Shares includes the qualification date.  By electing to recognize such gain or “earnings and profits,” such U.S. Holder will be deemed to have made a timely QEF Election.  In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election.  If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which the Company is not a PFIC.  Accordingly, if the Company becomes a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which the Company qualifies as a PFIC.  In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder’s direct and indirect interest in the Common Shares.  Accordingly, if such U.S. Holder reacquires an interest in the Company, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which the Company is a PFIC.

Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a QEF Election.  U.S. Holders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock.  The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on a qualified exchange or other market.  For this purpose, a “qualified exchange or other market” includes (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, surveillance, and other requirements designed to prevent fraudulent and manipulative acts and practices, remove impediments to and perfect the mechanism of a free, open, fair, and orderly market, and protect investors (and the laws of the country in which the foreign exchange is located and the rules of the foreign exchange ensure that such requirements are actually enforced) (ii) the rules of such foreign exchange effectively promote active trading of listed stocks.  If the Common Shares are traded on such a qualified exchange or other market, the Common Shares generally will be “regularly traded” for any calendar year during which the Common Shares are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder’s holding period for the Common Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such Common Shares.  A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Common Shares over (ii) the fair market value of such Common Shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a Mark-to-Market Election.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations).  However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election.  For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

10.F

Dividends and Paying Agents

Not applicable.

10.G

Statement by Experts

Not applicable.

10.H

Document on Display

Documents referred to in this Annual Report may be inspected at the head office of the Company at Suite 906 – 1112 West Pender Street, Vancouver, B.C. Canada or at the Company’s registered office at 4500 Bankers Hall East, 855 – 2nd Street SW, Calgary, Alberta, T2P 4K7 during normal business hours.

10.I

Subsidiary Information

Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s mineral properties are all currently at the exploration stage and the Company’s operations are limited to exploring those properties. Therefore, the Company’s market risks are minimal. The Company does, however, have future property exploration requirements due in United States currency. As a Canadian company, the Company’s cash balances are kept in Canadian funds. Therefore, the Company is exposed to some currency exchange rate risk. The Company considers the amount of risk to be manageable and does not currently, nor is likely in the foreseeable future, conduct hedging to reduce its exchange rate risk.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Nothing to report.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Nothing to report.

ITEM 15.  CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the Exchange Act.  Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were adequately designed and are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

In addition, our Chief Executive Officer and Chief Financial Officer have determined that the disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that are filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s annual report on internal control over financial reporting

The Company is currently considered a non-accelerated filer pursuant to Rule 12b-2 of the Exchange Act.  Therefore, the Company is not currently required to make statements regarding the effectiveness of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act.  However, the Company and its management, including its Chief Executive Officer and Chief Financial Officer, recognize that the Company, as a small business issuer, will likely be required to comply with disclosure report requirements of Section 404 beginning with the fiscal year ending December 31, 2007.

There were no changes in the Company’s internal control over financial reporting or in other factors that could significantly affect the Company’s internal control over financial reporting during 2005.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 16.  AUDIT COMMITTEE FINANCIAL EXPERT AND CODE OF ETHICS

16.A

Audit Committee Financial Expert

The Company’s Board of Directors has determined that at least one audit committee financial expert (as such term is defined in the rules and regulations of the U.S. Securities Commission (the “SEC”)) is serving on its Audit Committee.  Mr. Robert A. Watts, CA, has been determined to be such audit committee financial expert and is independent in accordance with the standards under Rule 10A-3 and as adopted by the American Stock Exchange.  The SEC has indicated that the designation of an individual as an audit committee financial expert does not make that individual an “expert” for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him as a member of the Audit Committee and the Board of Directors in absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

16.B

Code of Ethics

The Company’s reputation and success are due largely to the integrity and competence of the people who conduct its business.  Every Company Director, officer and employee is a representative of the Company in his or her relationship with others including suppliers, contractors, customers, other employees, governments, investors, competitors and the general public.

The Company expects all employees to adhere to the highest standards of personal and professional integrity and to avoid any conduct that might reflect unfavourably upon them, other employees or upon the Company.  Our business goals are important and demanding but these goals must be achieved honestly and ethically.

When the Company becomes larger, the Board of Directors of the Company anticipates that it will formulate a Code of Conduct (the “Code”) which will set forth the standards of behaviour which the Company and its subsidiaries require of their officers and employees.  At that time, any action or failure to act in contravention of the Code may be considered as unauthorized and outside the course of employment, and the Company will not indemnify the officer or employee for his or her costs that arise out of such conduct.

While a Code of Conduct has not been formally adopted at this time, the board of directors’ expectations in respect of appropriate behaviour has been made known to management and employees through informal conversations.  Employees are encouraged to discuss any concerns they may have with respect to specific business circumstances with the President or the chair of the Audit Committee.

The Board of Directors has specifically adopted the policy that Board members and senior management will not trade in the securities of the company while they are privy to any insider information that is likely to affect the value of shares of the company and will further refrain from trading for one trading day after the release of this information.

Item 16.C

Principal Accountant Fees and Services

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years are as follows:

Financial Year ending Dec. 31	Audit Fees(1)	Audit-related Fees(2)	Tax Fees(3)	All other fees(4)

2004	$9,000	$1,900	$1,000	-
2005	$11,200	-	$1,300	-

(1)

The aggregate audit fees as billed.

(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements which are not included under the heading “Audit Fees”.

(3)

The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

(4)

The aggregate fees billed for products and services other than as set out under the three previous headings.

Audit Committee's pre-approval policies and procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by DeVisser Gray.  Any services provided by DeVisser Gray that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement. The Audit Committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In 2005, none of the fees paid to DeVisser Gray were approved pursuant to the de minimus exception.

Item 16.D

Exemptions from Listing Standards for Audit Committees

The Company is relying on the exemption provisions of Section 6.1 of Multilateral Instrument 52-110 – Audit Committees.  These exempt TSX Venture Exchange issuers from the requirement to comply with the restrictions on the composition of its audit committee and the disclosure requirements of its audit committee in an annual information form as prescribed by MI 52-110.

Item 16.E

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Company did not repurchase any of its shares in the fiscal year ended December 31, 2005.

PART III

ITEM 17.  FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this annual report.

The Company's consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Reference is made to Note 12 of the Consolidated Financial Statements of the Company included herein for a discussion of the material differences between Canadian Generally Accepted Accounting Principles (GAAP) and U.S. GAAP, and their effect on the Company’s financial statements.

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide consolidated financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

1.

Financial Statements:

a)

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the years ended December 31, 2005 and 2004.

b)

Auditor’s Report dated April 28, 2006

c)

Consolidated Balance Sheets as at December 31, 2005 and December 31, 2004

d)

Consolidated Statements of Operations and Deficit for the years ended December 31, 2005, December 31, 2004, and December 31, 2003

e)

Consolidated Statements of Cash Flows for the years ended December 31, 2005, December 31, 2004, and December 31, 2003

f)

Consolidated Schedule of Mineral Property Costs for the years ended December 31, 2005, December 31, 2004, and December 31, 2003

g)

Notes to the Consolidated Financial Statements December 31, 2005 and 2004

Exhibits

1.1.

Certificate of Incorporation, dated 2/02/1995(1)

1.2.

Certificate of Name Change,   dated 1/10/1997(1)

1.3.

Articles/By-Laws(1)

12.1

Certificates by the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a);

12.2

Certificate by the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a).

13.1

Certification of CEO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2

Certification of CFO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1

Consent of DeVisser Gray, Independent Chartered Accountants

(1)

Previously filed on Form 20-F with the Securities and Exchange Commission on July 8, 2002 and incorporated herein by this reference.

SIGNATURES

The Registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FIRST POINT MINERALS CORP.

/S/ Peter M.D. Bradshaw

Peter M.D. Bradshaw

President & Chief Executive Officer

September 29, 2006